Rogers Communications Inc.

2003 MANAGEMENT’S DISCUSSION AND ANALYSIS

     For the purposes of this discussion, the operations of Rogers Communications Inc. (“Rogers”, “RCI” or the “Company”) and the financial results relating to its operations have been reported in three segments:

•	“Cable” or “Rogers Cable”, which refers to Rogers’ wholly owned subsidiary Rogers Cable Inc.;

•	“Wireless”, “Rogers Wireless” or “RWCI”, which refers to Rogers’ 55.8% owned subsidiary Rogers Wireless Communications Inc.; and

•	“Media” or “Rogers Media”, which refers to Rogers’ wholly owned subsidiary Rogers Media Inc.

     RCI, Cable, Wireless and Media are collectively referred to as the “Rogers Group of Companies”.

     This discussion should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto for 2003.

     The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Please refer to Note 22 to the Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP.

     Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Management’s Discussion and Analysis includes forward-looking statements concerning the future performance of the Company’s business, its operations and its financial performance and condition. When used in this Management’s Discussion and Analysis, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. The Company cautions that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond its control. Therefore, future events and results may vary significantly from what the Company currently foresees. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see discussions under “Cable Risks and Uncertainties”, “Media Risks and Uncertainties” and “Wireless Risks and Uncertainties” below.

OVERVIEW

Company

     Rogers is a diversified national Canadian communications company, which is engaged in cable television, broadband Internet (“Internet”) access and video retailing through its wholly owned subsidiary Rogers Cable, in wireless voice, data and messaging services through its 55.8% owned subsidiary

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Rogers Wireless, and in radio and television broadcasting, televised shopping, consumer magazines and trade and professional publications through its wholly owned subsidiary Rogers Media. In addition, Rogers holds other investment interests, including an interest in the Toronto Blue Jays Baseball Club (the “Blue Jays”) and in a pay-per-view movie service as well as in several digital specialty channels, all of which are accounted for by the equity method.

COMPANY STRATEGY

     The Company’s business strategy is to maximize revenue, operating profit and return on invested capital by maintaining and enhancing its position as one of Canada’s leading national diversified communications and media companies. Rogers’ objective is to be the preferred provider of communications, entertainment and information services to Canadians. The Company seeks to take advantage of opportunities to leverage its networks, infrastructure, sales channels and marketing opportunities across the Rogers Group of Companies to create value for its customers and shareholders.

     RCI helps to identify and facilitate opportunities for its cable, wireless and media businesses to create bundled product and service offerings, as well as for the cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. The Company also works to identify and implement areas of opportunity for its businesses that will enhance operating efficiencies and capital utilization by sharing infrastructure, corporate services and sales distribution channels. During 2003, the sharing of call centre and information technology infrastructure enabled the Company to form an integrated Cable and Wireless customer service group serving the needs of customers subscribing to both Cable and Wireless services. The Company also offers a combined bill for customers who subscribe to multiple services from across the Rogers group of companies.

     Cable, together with RCI, announced an initiative on February 12, 2004, to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across cable service areas. This investment plan, the completion of which assumes a regulatory environment supportive of competition from voice-over-cable telephony, includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and DOCSIS standards, including the costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. Cable also expects the PP&E expenditures required to deploy this platform will be approximately $200 million over two years. Cable also expects the majority of the PP&E expenditures will occur in the first 12 to 18 months of the deployment, with 2004 expenditures expected to be between $140 million and $170 million. Once this initial platform is deployed, the additional variable PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber.

     Cable is currently refining its business strategies with respect to voice-over-cable telephony services. As a result, the PP&E expenditures, costs and timeline described above are initial estimates. In addition, Cable, together with RCI, is considering offering the telephony services described above through another wholly owned RCI subsidiary, Rogers Telecom Inc. (Rogers Telecom). RCI is currently in the process of recruiting an industry executive to lead Rogers Telecom. Although Cable’s business strategies and organizational structure with respect to telephony services continue to be refined, it plans to incur most or all of the PP&E expenditures described above to upgrade its network to an advanced broadband multimedia platform capable of supporting voice-over-cable telephony and other new services. In the event that Rogers Telecom offers voice-over-cable telephony services, Cable would enter into an agreement with Rogers Telecom which could relate to, among other things, access to and the use of Cable’s network.

     For a more detailed discussion of the business strategies of the Cable, Wireless and Media divisions, please refer to the respective sections below.

KEY PERFORMANCE INDICATORS

     The Company measures the success of its strategies using a number of key performance indicators, which are outlined below. With the exception of revenue, the following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Revenue

     Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which operating profit cash flow, a key performance indicator defined below, is determined. It measures the potential to deliver operating profit cash flow as well as indicating the level of growth in a competitive market place.

     The Company derives its revenues principally from a combination of:

•	recurring monthly subscription-based fees for services from Cable and Wireless;

•	incremental usage-based fees from subscribers of Cable and Wireless;

•	revenues from retail operations at Cable and Wireless; and

•	revenues at its Media division, which derives its revenues from a combination of magazine subscriptions and advertising revenues in television, radio and publishing, subscriptions for television stations received from cable and satellite providers and retail sales derived from its televised home shopping network.

Subscriber Counts

     The Company determines the number of subscribers of its services and publications based on active subscribers. A wireless subscriber is, generally, represented by each identifiable telephone number. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are each considered to be one subscriber. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, these customers are considered to be deactivations in the month that service is discontinued.

Subscriber Churn

     Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn for Cable or Wireless represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Average Revenue per Subscriber

     The average revenue per subscriber, or ARPU, is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. In the case of Wireless, ARPU represents monthly network revenue divided by the average number of subscribers during the month. Network revenue is used, instead of total revenue, because network revenue excludes the impact of the sale of equipment, which is generally sold at a price that approximates cost to facilitate competitive pricing at the retail level. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from these subscribers divided by the average number of these subscribers during the month. When used or reported for a period greater than one month, ARPU represents the average of the ARPU calculations for each period. The Company believes ARPU helps indicate whether the Company has been successful in attracting and retaining higher value subscribers.

Operating Expenses

     Operating expenses are segregated into three categories for assessing business performance:

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•	cost of sales, which is comprised of wireless equipment costs, Rogers Video (a subsidiary of Cable “Video”) store merchandise and depreciation of Video store rental assets, as well as cost of goods sold by the Shopping Channel a subsidiary of Media;

•	sales and marketing expenses, which represent the costs to acquire new subscribers in the Company’s subscription-based businesses and include items such as commissions paid to third parties for new activations remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities, and the costs of operating the video chain store locations and retail operations of Wireless stores; and

•	operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and service existing subscriber relationships, including retention costs, inter-carrier payments to roaming partners and long-distance carriers, programming related costs, Internet and e-mail services and printing and production costs.

     In the wireless and cable industries in Canada, the demand for services continues to grow and the variable costs, such as commissions paid for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. Fluctuations in the number of activations of new subscribers from period-to-period and the seasonal nature of both Cable and Wireless’ subscriber additions result in fluctuations in sales and marketing expenses. In the Company’s Media business, sales and marketing expenses may be significant to promote publishing, radio and television properties, which in turn attract advertisers, viewers, listeners and readers.

Cost of Acquisition per Subscriber

     Cost of acquisition per subscriber (“COA”), which is also often referred to in the industry as “subscriber acquisition cost” or “cost per gross addition”, is calculated by dividing total sales and marketing expense, for the period by the total number of gross subscriber activations. COA is a measure followed closely by the Company and used most commonly in a Wireless context and is generally in direct proportion to the level of ARPU and term of a subscriber’s contract.

Operating Expense per Subscriber

     Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenses by the average number of subscribers during the period. Operating expense per subscriber is tracked as a measure of the Company’s ability to leverage its operating cost structure across a growing subscriber base, and the Company believes that it is an important measure of its ability to attain the benefits of scale as the Company increases its business.

Operating Profit and Operating Profit Margin

     The Company defines operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items which include losses from investments accounted for by the equity method, foreign exchange gains, loss on repayment of long-term debt, gain (loss) on the sale of other investments, writedown of investments, the gain on the disposition of AT&T Canada Deposit Receipts, other income and non-controlling interest as well as the 2002 workforce reduction costs and the Wireless net recovery related to the change in estimates of sales tax and CRTC contribution liabilities. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by the Company’s competitors as earnings before interest, taxes, depreciation and amortization (EBITDA) or operating income before depreciation and amortization (OIBDA). The Company believes this is an important measure as it allows the Company to assess its ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate the Company’s ability to incur or service debt, invest in property, plant and equipment (“PP&E”) and allow the Company to compare itself to competitors who have different capital or organizational structures. This measure is not a defined term under GAAP.

          The Company calculates operating profit margin by dividing operating profit by revenue for operating segments in the case of the Cable and Media businesses. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue excludes the impact of the sale of equipment, which is generally sold at a price that approximates cost to facilitate competitive pricing at the retail level. This measure is not a defined term under GAAP.

PP&E Expenditures

     PP&E expenditures include those costs associated with acquiring and placing into service the Company’s PP&E. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, PP&E expenditures are significant and management focuses continually on the planning, funding and management of these expenditures. The Company focuses more on managing PP&E expenditures than it does on managing depreciation and amortization expense because PP&E expenditures directly impact the Company’s cash flow, whereas depreciation and amortization are non-cash accounting measures required under GAAP.

SEASONALITY

     The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Cable, Wireless and Media has unique seasonal aspects to their businesses. For a detailed discussion of the seasonal trends effecting the Cable, Wireless and Media businesses, refer to the respective sections below.

OVERVIEW OF GOVERNMENT REGULATION

     Substantially all of the business activities of the Company and its subsidiaries, except for the non-broadcasting operations of Rogers Media, are regulated by the Canadian Federal Department of Industry, Science and Technology, on behalf of the Minister of Industry (Canada) (collectively “Industry Canada”) and the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, the Company’s results of operations are affected by changes in regulations and decisions by these regulators.

Canadian Radio-television and Telecommunications Commission

     Canadian broadcasting operations, including Rogers’ cable television systems, radio and television stations, and specialty services are licenced and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act (Canada), the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in the Broadcasting Act (Canada). The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including Wireless’ cellular and messaging operations and the Internet services provided by Cable.

Copyright Board of Canada

     The Copyright Board is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. Historically, the Copyright Board (Canada) has been responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.

Industry Canada

     The technical aspects of the operation of radio and television stations, frequency-related operations of the cable television networks and the awarding of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licensing requirements and oversight of Industry. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) and the Telecommunications Act (Canada).

Restrictions on Non-Canadian Ownership and Control

     Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licenced under the Broadcasting Act (Canada). In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the board of directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC retains the discretion to determine as a question of fact whether a given licencee is controlled by non-Canadians.

     On May 10, 2001, the Minister of Canadian Heritage asked a Parliamentary Committee to conduct a review of the Broadcasting Act(Canada) and examine, among other things, the current restrictions on foreign ownership of companies licenced under the Broadcasting Act(Canada).

     Pursuant to the Telecommunications Act (Canada) and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as the Company’s operating subsidiary Rogers Wireless Inc. (“RWI”) and up to 33 1/3% of the voting shares of a parent company, such as Wireless or RCI, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled by non-Canadians. Similar restrictions are contained in the Radiocommunication Act (Canada).

     In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report which opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. Officials from the Industry and Heritage departments will convene to reconcile the two positions. It is expected that sometime during 2004, the Government of Canada intends to be in a position to examine possible solutions. Rogers supports the recommendation as it pertains to the removal of foreign ownership restrictions for both telecommunications carriers and broadcasting distribution undertakings but cannot predict what, if any, changes might result.

     For recent regulatory developments related specifically to the Cable, Wireless and Media divisions, please refer to the respective sections below.

COMPETITION

     The Company currently faces effective competition in each of its primary businesses from entities providing substantially similar services, some of which entities have significantly greater resources than the Company. Each of the Company’s businesses also faces competition from entities utilizing alternative communications technologies and may face competition from other technologies being developed or to be developed in the future. For a detailed discussion of the specific competition facing each of the Cable, Wireless and Media businesses, please refer to the respective sections below.

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INTERCOMPANY AND RELATED PARTY TRANSACTIONS

     From time to time, the Company enters into agreements with its subsidiaries and other related parties that the Company believes are mutually advantageous to the Company and its affiliates. The Company’s subsidiaries also enter into agreements with related parties. For example, Wireless has entered into a reciprocal roaming arrangement and other agreements related to the marketing and delivery of wireless services with AWE, one of the Wireless’ significant shareholders.

     Each of Wireless, Cable and Media has entered into a management services agreement under which the Company provides a range of services, including strategic planning, financial and information technology services. The Company also maintains contractual relationships with Wireless and Cable involving other cost sharing and services agreements. In late 2001, the Company began providing customer service call centre services to Wireless and Cable thereby expanding the contractual relationships between the companies. In January 2003, the Company began managing the collection of accounts receivable of Wireless and Cable.

     The Company monitors its intercompany and related party agreements to ensure that the agreements remain beneficial to the Company. The Company is continually evaluating the expansion of existing arrangements and entry into new contracts.

     See “Intercompany and Related Party Transactions” below.

CRITICAL ACCOUNTING POLICIES

General

     Management’s Discussion and Analysis of Operating Results and Financial Position is made with reference to the Company’s Consolidated Financial Statements and Notes thereto which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable

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under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

     The Company has identified the accounting policies outlined below as critical to an understanding of its business operations and an understanding of its results of operations. The impact and any associated risks related to these policies on its business operations are discussed throughout this Management’s Discussion and Analysis.

     The Audit Committee reviews the Company’s accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends adoption of the Company’s annual financial statements to the Company’s board of directors. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Consolidated Financial Statements.

Revenue Recognition

     The Company considers revenue to be earned as services are performed, provided that ultimate collection is reasonably assured at the time of performance. Revenue is categorized into the following types, the majority of which are recurring in nature on a monthly basis from ongoing relationships, contractual or otherwise, with the Company’s subscribers:

•	monthly subscriber fees in connection with wireless services and equipment, cable and Internet services and equipment, equipment rental and media subscriptions are recorded as revenue on a pro rata basis over the month;

•	revenue from wireless airtime, wireless long-distance and optional services, pay-per-view and video-on-demand movies, installation and activation charges, video rentals and other transactional sales of products, including retail, are recorded as revenue as the services or products are provided;

•	advertising revenue is recorded in the month the advertising airs on the Company’s radio or television stations and the month in which advertising is featured in the Company’s media publications; and

•	monthly subscription revenue received by television stations for subscriptions from video service providers are recorded in the month in which they are earned.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

Allowance for Doubtful Accounts

     A significant portion of the Company’s revenue is earned from selling on credit to individual consumer and business customers. The allowance for doubtful accounts, as disclosed on the consolidated balance sheet of the Consolidated Financial Statements, is calculated by taking into account factors such as the Company’s historical collection and write-off experience, the number of days the customer is past due, and the status of a customer’s account with respect to whether or not the customer is continuing to receive service in the case of Cable and Wireless. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the

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reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported amount of bad debt expense will decline.

Subscriber Acquisition Costs

     Cable and Wireless operate within highly-competitive industries and generally incur significant costs to attract new subscribers. All sales and marketing expenditures, such as commissions and equipment subsidies (generally relating to wireless equipment and digital set top converters) related to subscriber acquisitions are expensed at the time of activation of the subscriber. A large percentage of the subscriber acquisition costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition of a subscriber. In addition, subscriber acquisition costs on a per subscriber acquired basis fluctuate on the success of promotional activity and seasonality of Cable and Wireless businesses. Accordingly if the Company experiences significant growth in subscriber activations during a period, expenses for that period will increase.

Costs of Subscriber Retention

     In keeping with the practice of expensing costs related to the acquisition of new cable and wireless subscribers at the time of activation, costs related to subscriber retention and contract renewals are expensed in the period incurred. Increased retention activities in a given period will in turn increase expense in the same period.

Capitalization of Direct Labour and Overhead

     As outlined in the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to PP&E, capitalization of costs includes the consideration expended to acquire, construct, develop or better an item of PP&E and includes all costs directly attributable to those activities. The cost of an item of PP&E includes direct construction or software development costs, such as materials and labour, and overhead costs directly attributable to the construction or software development activity. The cost to enhance the service potential of an item of PP&E is considered a betterment. Service potential may be enhanced where there is an increase in the previously assessed service capacity, associated operation costs are lowered, the life or useful life is extended, or the quality of service is improved. Costs incurred in the maintenance of the service potential of an item of PP&E are expensed as incurred.

     The Company capitalizes direct labour and direct overhead incurred to construct new assets and better existing assets. Although interest costs are permitted to be capitalized during construction, the Company’s policy is not to capitalize such interest costs.

     Amounts of direct labour and direct overhead that are capitalized fluctuate from year-to-year depending on the level of customer growth, new services and network expansion. In addition, the level of capitalization of direct labour and overhead fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

     The percentage of direct labour capitalized is determined, in many cases, by the nature of activities in a specific department. For example, all labour and direct overhead of the construction departments are capitalized as a result of the nature of the activity performed by those departments. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage allocation.

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Depreciation Policies and Useful Lives

     The Company depreciates the cost of PP&E over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company might have to shorten the estimated life of certain PP&E, which could result in higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Asset Impairment

     The valuations of all long-lived assets, along with spectrum licences and goodwill, are subject to annual reviews for impairment.

     A two-step process determines impairment of long-lived assets. The first step determines when impairment must be measured and compares the carrying value to the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If the carrying value exceeds this sum, a second step is performed, which measures the amount of the impairment as the difference between the carrying value of the long-lived asset and its fair value calculated using quoted market price or discounted cash flows. An impaired asset is written down to its estimated fair market value based on the information available at that time. Considerable management judgment is necessary to estimate discounted cash flows. Assumptions used in estimating these cash flows are consistent with those used in internal forecasting and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to the competitive environment could result in impairment of these assets.

          In testing for impairment of goodwill, the Company conducts a two-step process. In the first step, the fair value of the Company is compared with its carrying value. If the fair value exceeds the carrying value, no impairment is considered to have occurred. The second step is performed when the carrying value of the Company exceeds its fair value, in which case the implied fair value of the Company’s goodwill is determined in the same manner as it would be determined in a business combination.

     Spectrum licences are tested for impairment by comparing their fair values with their carrying values. When fair values exceed carrying values, no impairment is considered to have occurred.

     The Company cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values reported.

     The AT&T brand licence, acquired in 1996 at an aggregate cost of $37.8 million, which provided Rogers Wireless with, among other things, the right to use the AT&T brand name, was determined to have no remaining useful life at December 31, 2003 as Rogers Wireless had announced its intention to terminate this brand licence agreement in early 2004. The remaining book value of $20.0 million was therefore fully amortized. See “Related Party and Intercompany Transactions” for a further discussion of this item and Note 5(b) to the Consolidated Financial Statements.

Pension Assumptions

     On an annual basis, the Company reviews assumptions related to defined benefit pension plans. As a result, the assumptions related to the weighted average discount rate for accrued benefit obligations remains at 6.25%, the weighted average expected long-term rate of return on plan assets remains at 7.25% and the assumption with respect to the weighted average rate of compensation increase has been reduced from 5.0% to 4.0%. The Company anticipates that cash contributions to the defined benefit pension plans will be approximately $9.4 million in 2004.

Contingencies

     The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. The Company recognizes liabilities for contingencies and commitments when a loss is probable and capable of being reasonably estimated.

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Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of an additional liability.

Related Party Transactions

     All material related party transactions are reviewed by the Audit Committee of the RCI Board of Directors. Refer to “Intercompany and Related Party Transactions” below and to Note 17 to the Consolidated Financial Statements for additional information on related party transactions.

NEW ACCOUNTING STANDARDS

     In 2003, the Company adopted the following new accounting standards as a result of changes to Canadian GAAP:

Asset Retirement Obligations

     Under new Canadian and U.S. accounting standards, the Company is now required to record the fair value of the liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate can be made. Fair value is defined as the amount at which that liability could be settled in a current transaction between willing parties.

     The Company reviewed its existing contracts and commitments to determine where such obligations exist and determined many of its contracts do not have any such asset retirement obligations. The Company then assessed what the estimated fair value of those obligations that exist would be, and the probability that these would be incurred. The Company determined that the fair value of the obligations was not significant. The Company will monitor contracts on an ongoing basis and when the Company determines that an obligation exists, the Company will record such obligations at their fair values.

Impairment of Long-Lived Assets

     On January 1, 2003, the Company prospectively adopted the new accounting pronouncement, “Impairment of Long-Lived Assets,” which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard harmonizes Canadian requirements with U.S. GAAP impairment provisions. Previously, the impairment of long-lived assets was measured as the difference between the carrying value of the asset and the future undiscounted net cash flows expected to be generated by the asset. Under the new pronouncement, described above, this measurement is used to determine if impairment has occurred, and the amount of impairment is measured as the difference between the carrying value of the asset and its fair value, calculated using quoted market price or discounted cash flows. The adoption of the new pronouncement had no impact on the Company as no impairment of long-lived assets had occurred at December 31, 2003.

RECENT ACCOUNTING DEVELOPMENTS

GAAP Hierarchy

     Until now, there has been no clear definition of the order of authority for source of GAAP. As a result, the Canadian standard setters have issued new standards that explain more clearly what constitutes

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Canadian GAAP and the sources of Canadian GAAP, which are described in Note 2((t)(v)) to the Consolidated Financial Statements. This standard is effective for the Company’s 2004 fiscal year, and results in “industry practice” no longer being a justification for a particular accounting policy. The Company is currently evaluating the impact of the adoption of the new standards on its Consolidated Financial Statements.

Hedging Relationships

     The Company uses derivative instruments, including cross-currency interest rate exchange agreements, interest rate exchange agreements, and foreign exchange forward contracts, to manage risks from fluctuations in exchange rates and interest rates. As more fully described in Note 2((t)(ii)) to the Consolidated Financial Statements, effective January 1, 2004, Canadian GAAP will require the Company to maintain detailed documentation regarding these derivative financial instruments in order to continue accounting for these as hedges. Further, the Company will be required to assess whether each hedging relationship is effective, both at its inception and on an on-going basis.

     If the Company determines that these derivative instruments will not continue to be accounted for as hedges, the Company will adjust the recorded amount of the liabilities related to these instruments from their carrying value of $334.8 million at December 31, 2003, to their fair value of $388.2 million. The corresponding adjustment of $53.4 million will be recorded as a deferred loss and amortized into income over the remaining life of the underlying debt. Going forward, this liability will be marked to market on a quarterly basis and any changes in value will be recorded in the statement of income. This is consistent with the Company’s treatment of these instruments under U.S. GAAP.

Revenue Recognition

     New accounting pronouncements were introduced under Canadian and U.S. GAAP regarding the timing of revenue recognition, which are described in Notes 2((t)(i)) and 22(r) to the Consolidated Financial Statements, respectively. Effective January 1, 2004, to the extent the Company has bundled sales arrangements with multiple products or services, these arrangements will be divided into separate units of accounting if specific criteria are met. The separate units will then be recognized as revenue only when specific revenue criteria have been met, based on each unit’s relative fair value. The Company is currently evaluating the impact of the new pronouncements on its Consolidated Financial Statements.

Stock-Based Compensation

     Effective January 1, 2004, Canadian GAAP will require companies to estimate the fair value of stock- based compensation to employees and to expense the fair value over the estimated useful life of the options. As a result, in 2004, the Company will begin expensing the fair value of options granted to employees since January 1, 2002 and will record an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2002 and 2003 fiscal years. The estimated impact of adopting this accounting standard in 2004, if the Company were to continue using the Black-Scholes option pricing model, would be an expense of approximately $13.0 million.

Accounting Guideline 15, Consolidation of Variable Interest Entities

     As detailed in Note 2((t)(iv)) to the Consolidated Financial Statements, effective January 1, 2005 the Company will be required to consolidate “variable interest entities”. Under U.S. GAAP, the Company will be required to consolidate the entities on January 1, 2004 (Note 22(r) to the Consolidated Financial Statements).

     The Company has determined that Blue Jays Holdco Inc., the ultimate parent of the Blue Jays, is a variable interest entity that the Company will consolidate. The consolidation will have no impact on the Company’s consolidated net income as 100% of the losses of Blue Jays Holdco are presently recorded.

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However, in the future, the gross revenues, expenses, assets and liabilities of the Blue Jays will be recorded in the Company’s Consolidated Financial Statements.

     No other variable interest entities in addition to the Blue Jays have been identified that will require consolidation.

ALTERNATIVE ACCEPTABLE ACCOUNTING POLICIES

     GAAP permits, in certain circumstances, alternative acceptable accounting policies. The three primary areas where the Company has a choice are: (1) the accounting for subscriber acquisition costs at Wireless and Cable, (2) the accounting for stock-based compensation cost and (3) capitalized interest.

Accounting for Subscriber Acquisition Costs

     Subscriber acquisition costs are fully expensed in the period incurred in both Cable and Wireless. An alternative method is to defer and amortize these costs over the expected life of the contract or relationship with the customer. The Company has elected to expense these costs in the period they are incurred because the Company believes these costs reflect period costs that may or may not be recoverable depending on the length of the relationship with the customer, whether it be contractual or otherwise. In addition, subscriber acquisition costs on a per subscriber basis fluctuate based on the success of promotional activity and seasonality of the business, and as such, the Company believes these costs should be reflected as costs at the point in time that they are incurred.

Accounting for Stock-Based Compensation

     The Company does not record any expense for employee stock options; however, it provides note disclosure of the pro forma expense using the fair value-based method of accounting calculated using the Black-Scholes Option Pricing model. While the Company acknowledges that stock options represent a form of compensation, it has elected to disclose the pro forma expense in Note 11((d)(i)) to the Consolidated Financial Statements, rather than expense such compensation, to maintain comparability to other peer companies. In response to activities and decisions by accounting standard setters in Canada in respect to the adoption of mandatory expensing of stock options, as described above, effective January 1, 2004, the Company will adopt the policy of expensing the fair value of stock options granted to employees.

Capitalized Interest

     Canadian GAAP permits, but does not require, the capitalization of interest expense as part of the historical cost of acquiring certain assets that require a period of time to prepare for their intended use. The Company does not capitalize interest as part of its PP&E expenditures.

U.S. GAAP DIFFERENCES

     The Company prepares its financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on the Company’s Consolidated Financial Statements are described in Note 22 to the Consolidated Financial Statements.

     The significant differences include:

•	accounting for the gain on sale and exchange on certain cable television systems;

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•	accounting for development and pre-operating costs;

•	accounting for interest capitalization and the related depreciation impact;

•	classification of certain equity instruments and the related interest and accretion;

•	shares used in connection with the purchase of a business;

•	accounting for changes in the fair value of financial instruments, and.

•	accounting for the grant of certain options to non-employees.

•	accounting for minimum pension liability;

Accounting for the Gain on Sale and Exchange on Certain Cable Television Systems

     Under Canadian GAAP, the cash proceeds of a non-monetary exchange of cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under U.S. GAAP, a portion of the cash proceeds received must be recognized as a gain in the Consolidated Statement of Income. Under U.S. GAAP, the gain amounted to $40.3 million before income taxes.

     In addition, under Canadian GAAP the after tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction in the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under U.S. GAAP, the gain was included in net income, net of related deferred income taxes.

     As a result of accounting for gains on sale and exchanges of certain cable television systems under U.S. GAAP, the Company’s income for U.S. GAAP was decreased by $4.0 million for the years ended December 31, 2003 and 2002.

Accounting for Development and Pre-Operating Costs

     Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortize these costs on a straight-line basis over periods up to five years. Under U.S. GAAP, these costs are expensed as incurred. As a result, under U.S. GAAP the consolidated net income for the years ended December 31, 2003 and 2002 was increased by $11.2 million and $12.6 million, respectively.

Accounting for Interest Capitalization and the Related Depreciation Impact

     U.S. GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The impact of capitalizing interest under U.S. GAAP is to increase net income by $5.4 million in 2003 and $7.8 million in 2002.

Classification of Certain Equity Instruments and the Related Interest and Accretion

     Under Canadian GAAP, the Convertible Preferred Securities are classified as shareholders’ equity, and the related interest expense is recorded as a distribution from retained earnings. For U.S. GAAP purposes, these securities are classified as long-term debt and the related interest expense is recorded in the Consolidated Statement of Income. This adjustment results in the Company’s net income for U.S. GAAP being decreased by $35.4 million and $92.4 million in each of the years ended December 31, 2003 and 2002, respectively.

Shares Issued in Connection with a Purchase of a Business

     U.S. GAAP requires that shares issued in connection with a purchase business combination be valued-based on the market price at the announcement date of the acquisition. Canadian GAAP required that shares issued in connection with a purchase business combination be valued based on the market price at the consummation date of the acquisition. Accordingly, the cost of acquisition of Cable Atlantic Inc. under U.S. GAAP was increased by $35.4 million, resulting in an increase of goodwill by this amount and a corresponding increase in contributed surplus.

Accounting for Changes in the Fair Value of Financial Instruments

     Under U.S. GAAP, the changes in fair value of cross-currency interest rate exchange agreements and interest rate exchange agreements must be recorded as an adjustment to net income. Accordingly,

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the Company’s net income under U.S. GAAP for the years ended December 31, 2003 and 2002 has been increased (decreased) by ($217.5 million) and $126.0 million, respectively.

Accounting for the Grant of Certain Options to Non-Employees

     For U.S. GAAP purposes, options granted to non-employees must be measured at the fair value at grant dates and recorded as deferred compensation expense and shareholders’ equity. The fair value must be re-measured at each reporting date until vesting is complete, with corresponding adjustments to the deferred compensation expense. The deferred compensation is recognized as compensation expense over the vesting period of the options. As a result of the Blue Jays not being consolidated with the results of the Company, options granted to employees of the Blue Jays in 2001 are treated as if they were granted to non-employees. As a result, net income for U.S. GAAP purposes was decreased by $1.2 million and $1.9 million in the years ended December 31, 2003 and 2002, respectively.

Accounting for Minimum Pension Liability

     Under United States GAAP, the Company is required to record an additional minimum pension liability for one of its plans to reflect the excess of the accumulated benefit obligation over the fair value of the plan assets. Other comprehensive income has been charged with $5.0 million, net of income taxes of $2.9 million. No such adjustment is required under Canadian GAAP.

Summarized Consolidated Financial Results—Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     For the year ended December 31, 2003, Cable, Wireless and Media represented 36.5%, 47.1% and 17.6% of Rogers’ consolidated revenue, respectively, offset by negative 1.2%, representing corporate items and eliminations. Cable, Wireless and Media represent 45.8%, 50.2%, and 7.4%, respectively, of Rogers consolidated operating profit, offset by negative 3.4%, representing corporate expenses. See “Key Performance Indicators—Operating Profit and Operating Profit Margin” section. For more detailed discussions of the Cable, Wireless and Media divisions, please refer to the respective segment discussions below.

	Years Ended December 31,

(In millions of dollars, per share amounts)	2003	2002	%Chg

Operating revenue
Cable	$1,769.2	$1,596.4	10.8
Wireless	2,282.2	1,965.9	16.1
Media	855.0	810.8	5.5
Corporate items and eliminations	(59.0)	(50.1)	17.8

Total	4,847.4	4,323.0	12.1

Operating expenses
Cable	$1,105.7	1,032.9	7.0
Wireless	1,554.6	1,438.2	8.1
Media	748.3	723.2	3.5
Corporate items and eliminations	(10.1)	(12.9)	(21.7)

Total	$3,398.5	$3,181.4	6.8

Operating profit(1)
Cable	$663.5	$563.5	17.7
Wireless	727.6	527.7	37.9
Media	106.7	87.6	21.8
Corporate items and eliminations	(48.9)	(37.2)	31.5

Total	$1,448.9	$1,141.6	26.9
Other income and expense, net(2)	1,319.7	829.6	59.1

Net income	$129.2	$312.0	(58.6)

Operating profit (1) as a percent of revenue
Cable	37.5%	35.3%
Wireless	31.9	26.8
Media	12.5	10.8

Total	29.9%	26.4%

Earnings per share
Basic	$0.35	$1.05	$(66.6)
Diluted	$0.34	$0.83	$(59.0)

Total assets	$8,465.5	$8,524.5	(0.7)
Total liabilities	$6,504.8	$6,987.9	(6.9)

Property, plant and equipment expenditures:
Cable	$509.6	650.9	(21.7)
Wireless	411.9	564.5	(27.0)
Media	41.3	42.7	(3.3)
Corporate items and eliminations	0.9	3.9	(76.9)

Total	$963.7	$1,262.0	(23.6)

(1)	As defined in “Key Performance Indicators—Operating Profit and Operating Profit Margin”.

(2)	See “Reconciliation of Operating Profit to Net Income for specific details of these amounts.

     Consolidated revenue was $4,847.4 million in 2003, an increase of $524.4 million, or 12.1%, from $4,323.0 million in 2002. Of the increase, Wireless contributed $316.3 million, Cable $172.8 million and Media $44.2 million.

     Consolidated operating profit was $1,448.9 million, an increase of $307.3 million, or 26.9%, from $1,141.6 million in 2002. Wireless contributed $199.9 million, Cable $100.0 million and Media $19.1 million of the operating profit increase. Consolidated operating profit as a percentage of revenue (“operating margin”) increased to 29.9% in 2003 from 26.4% in 2002. The operating margin increase was supported by increased operating margins in all three divisions. Refer to the respective individual segment discussions for details of the revenue, operating expenses, operating profit and property, plant and equipment (“PP&E”) capital expenditures of Cable, Wireless and Media.

     On a consolidated basis, the Company recorded net income of $129.2 million for the year ended December 31, 2003, as compared to net income of $312.0 million in 2002. Refer to “Reconciliation of Operating Profit to Net Income” and “Liquidity and Capital Resources” below for additional discussion of the year-over-year changes in net income.

Reconciliation of Operating Profit to Net Income

     The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with Note 16 to the Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Years Ended December 31,

(In millions of dollars)	2003	2002

Operating profit(1)	$1,448.9	$1,141.6
Other (1)	—	6.5
Depreciation and amortization	(1,040.3)	(981.5)

Operating income	408.6	166.6
Interest on long-term debt	(488.9)	(491.3)
Losses from investments accounted for by the equity method	(54.0)	(100.6)
Foreign exchange gain	303.7	6.2
Gain (loss) on repayment of long-term debt	(24.8)	10.1
Gain (loss) on sale of other investments	17.9	(0.6)
Write-down of investments	—	(301.0)
Gain on disposition of AT&T Canada
Deposit Receipts	—	904.3
Other income	2.2	2.4
Income taxes	22.9	74.7
Non-controlling interest	(58.4)	41.2

Net income	$129.2	$312.0

(1)	As previously defined see “Key Performance Indicators—Operating Profit and Operating Profit Margin”.

Other

In 2002, a net recovery of $6.5 million was recorded consisting of the following items:

(In millions of dollars)
Workforce reduction costs – Cable	$(5.9)
Change in estimate of sales tax – Wireless	19.2
CRTC contribution liabilities – Wireless	(6.8)

$6.5

Cable Workforce Reduction Costs

     During the fourth quarter of 2002, Cable reduced its workforce by 187 employees in the technical service, network operations and engineering departments and incurred $5.9 million in costs, primarily related to severance and other termination benefits, associated with this reduction. In addition to these employee separations, Cable eliminated approximately 62 contract positions. Of this amount, $1.9 million was paid in fiscal 2002, with the balance of $4.0 million being paid in fiscal 2003.

Wireless Change in the Estimate of Sales Tax

     In 2002, Wireless received clarification with respect to a potential sales tax liability that the Company had recorded as an expense in previous periods. As a result, Wireless released a $19.2 million provision related to previous years’ operations.

Wireless CRTC Contribution Liabilities

     In 2002, Wireless received additional information with respect to the calculation of the CRTC contributions and more specifically, the applicability of the contribution levy on certain revenues. As a result of this information, the Company determined and recorded an additional expense related to 2001 in the amount of $6.8 million. The CRTC contribution regime is discussed in the “Overview of Government Regulation and Regulatory Developments” section below.

Depreciation and Amortization Expense

     Depreciation and amortization expense in 2003 was $1,040.3 million, an increase of $58.8 million, or 6.0%, from $981.5 million in the prior year. The increase was directly attributable to increased PP&E expenditures and the resultant higher asset levels at Cable and Wireless associated with PP&E spending over the past several years. With the reduction of PP&E expenditures in 2002 and 2003 from 2001 levels, however, the increases in depreciation are less significant than in previous years.

     Amortization increased as a result of the increased amortization related to the AT&T brand licence, which provided Wireless with, among other things, the right to use the AT&T brand name. During 2003, Wireless announced that it would terminate its brand licence agreement in early 2004 and change its brand name to exclude the AT&T brand. Consequently, the Company accelerated the amortization of the brand licence to reduce the carrying value to nil.

Operating Income Reconciliation Under GAAP

     Operating income as defined under Canadian GAAP increased to $408.6 million in 2003, an increase of $242.0 million or 145.3% from the $166.6 million earned in 2002. The items to reconcile operating income to net income are as follows:

Interest Expense

     Interest expense in 2003 was $488.9 million, a decrease of $2.4 million, or 0.5%, from $491.3 million in 2002. Reduced debt at RCI was the primary reason for the decrease in interest expense year-over-year. The reduction in debt levels is directly related to the impact of the change in foreign exchange related to the improvement in the Canadian dollar versus the U.S. dollar.

Losses from Investments Accounted for by the Equity Method

     The Company records losses and income from investments that it does not control, but over which it is able to exercise significant influence, by the equity method. The equity loss for 2003 and 2002 was $54.0 million and $100.6 million, respectively.

     The equity loss consists of the Blue Jays’ loss of $56.5 million in 2003 and $101.7 million in 2002, offset by investments with equity income of $2.5 million in 2003 and $1.1 million in 2002 related to other equity investments.

     In 2003 and 2002, the Company advanced $29.4 million and $40.6 million of cash, respectively, to the Blue Jays to fund the Blue Jays’ cash deficit. In 2000, Rogers purchased an 80% interest in the Blue Jays for cash of $163.9 million from Labatt Brewing Company Limited, a subsidiary of Interbrew Breweries S.A. (“Interbrew”). Rogers had the option to acquire the 20% minority interest in the Blue Jays at any time after December 15, 2003. In January 2004, the Company concluded the purchase from Interbrew of Interbrew’s remaining 20% minority ownership of the Blue Jays for approximately $39.1 million pursuant to the agreement.

     As the result of an April 2001 agreement with Rogers Telecommunications Ltd. (“RTL”), a company controlled by the controlling shareholder of Rogers, RTL acquired voting control of the Blue Jays. The Company currently accounts for this investment using the equity method and records 100% of the operating losses of the Blue Jays. The agreement with RTL did not change as a result of the Company’s purchase of Interbrew’s 20% minority interest, and, accordingly, Rogers expects to continue to account for this investment using the equity method.

     The Blue Jays are expected to generate lower operating losses in 2004 than in 2003, reflecting efficiencies in its operations and the benefit of the strengthened Canadian dollar. In 2004, cash funding by the Company to the Blue Jays is expected to be approximately $20 million to $25 million.

     At the time of purchase RCI agreed with Major League Baseball that it will: (i) perform or cause the Toronto Blue Jays Baseball Club (the “Club”) to perform all of the terms imposed by Major League Baseball acting under the scope of its authority; (ii) perform or cause the Club to perform all duties and obligations of the Club under the governing documents of Major League Baseball and under those agreements to which Major League Baseball entities are parties; and (iii) assume and perform or cause the Club to perform all liabilities and obligations of the Club asserted by any party against any Major League Baseball entity.

     If E.S. Rogers is unable to exercise control over the Blue Jays and Major League Baseball (“MLB”) determines that a sale or transfer of a control interest in the Blue Jays has occurred, then MLB is entitled to take such action as it consider necessary in accordance with its guidelines, rules and regulations.

Foreign Exchange Gain

     The Canadian dollar continued to strengthen in relation to the U.S. dollar in 2003, continuing the trend experienced in 2002. Accordingly, the Company recorded a foreign exchange gain of $303.7 million in 2003, compared to $6.2 million in 2002, related to both realized and unrealized foreign exchange gains, the largest portion of which arose from the translation of the unhedged portion of U.S. dollar-denominated long-term debt.

Gain (loss) on Repayment of Long-Term Debt

     During 2003, the Company redeemed an aggregate U.S.$334.8 million and $165.0 million principal amount of its Senior Notes and Debentures. The Company paid a prepayment premium of $19.3 million, and wrote off related deferred financing costs of $5.5 million, resulting in a loss on the repayment of debt of $24.8 million.

     During 2002, the Company repurchased or redeemed in aggregate U.S.$326.1 million principal amount of debt and terminated U.S.$796.1 million notional amount of swaps for cash proceeds of $225.2 million. As a result of these transactions, the Company recorded a net gain of $10.1 million and a deferred gain of $22.5 million on the termination of certain of the swaps.

Gains (loss) on the Sale of Investments

     During 2003, the Company recorded a gain on the sale of investments of $17.9 million compared to a loss on the sale of investments of $0.6 million in 2002. The gain on the sale of investments in 2003 related primarily to the sale of shares of various publicly traded companies that had been held by the Company for investment purposes.

Write-down of Investments

     The Company reviewed the carrying value of all investments and determined no write-downs were required in 2003.

     In 2002, as part of its annual review of the carrying value of investments, the Company determined a write-down in the amount of $301.0 million was required. The largest component of this write-down in 2002 related to the Company’s investment in Cogeco Cable Inc. and Cogeco Inc., which accounted for $238.9 million of the total. Cogeco shares were written down to the December 31, 2002 publicly traded value on the basis that the market price at that time reflected management’s best estimate of the fair value of the investment.

     During 2002, the Company’s other investments were reviewed, and it was determined that write-down of approximately $62.1 million was required based on publicly traded values and estimated values of privately held companies.

Gain on Disposition of AT&T Canada Deposit Receipts

     In 2002, AT&T Corp. (“AT&T”) purchased for cash the deposit receipts of AT&T Canada Inc. (“AT&T Canada”). The Company received cash proceeds of $1.28 billion, which, after taking into account the carrying costs of the investment and related costs, resulted in a pre-tax gain of $904.3 million. The proceeds were used by the Company, together with other funds, to redeem the Company’s outstanding Preferred Securities and to settle the Collateralized Equity Securities associated with the previous monetizations by the Company of its AT&T Canada investment.

Other Income

     This includes interest earned on cash deposits. In 2002, the amount was offset by the accretion on the Preferred Securities and Collateralized Equity Securities as described in Note 11(c) to the Consolidated Financial Statements.

Income Taxes

     Income tax expense consists of large corporations tax is calculated under Canadian GAAP as outlined in Note 13 to the Consolidated Financial Statements.

Non-Controlling Interest

     Non-controlling interest, representing a 44.2% interest in Wireless’ net income, was an expense of $58.4 million in 2003 as compared to a gain of $41.2 million in 2002. The year-over-year change represents the significant year-over-year improvement in Wireless’ net income which was in a loss position in 2002.

Net Income and Earnings per Share

     The Company recorded net income of $129.2 million in 2003, or $0.35 per share, compared to net income of $312.0 million in 2002, or $1.05 per share. In 2003, the weighted average number of Class A Voting Shares and Class B Non-Voting Shares outstanding increased to 225.9 million from 213.6 million in 2002. The number of shares and the earnings per share (“EPS”) amount stated above reflect basic earnings per share.

EMPLOYEES

     At December 31, 2003, the Company had approximately 15,000 full-time equivalent employees (“FTE”) across all of its operating groups, including the Company’s shared services organization and corporate office, representing an increase of approximately 100 FTEs from the levels of December 31, 2002. The employment level increase primarily reflects increased sales staff customer service staff, partially offset by staff reductions in other groups resulting from operating efficiencies.

     For details of Cable, Wireless and Media employee levels, please refer to the respective discussions below.

     Total remuneration paid to employees (both full and part time) in 2003 was approximately $801.0 million, an increase of $30.0 million, or 3.9%, from $771.0 million in the prior year.

Rogers Cable

CABLE OVERVIEW

     Rogers Cable is Canada’s largest cable television company, serving close to 2.3 million basic subscribers, representing approximately 29% of basic cable subscribers in Canada. Cable also provides digital cable services to approximately 535,300 subscribers and Internet service to approximately 790,500 subscribers at December 31, 2003.

     Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. Cable’s Ontario cable systems, which comprise approximately 90% of its 2.3 million basic cable subscribers, are concentrated in three principal clusters in and around: (i) the greater Toronto area, Canada’s largest metropolitan centre; (ii) Ottawa, the national capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Cable’s New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of its subscribers.

Cable Products and Services

     With 99% of its network having digital cable available and more than 92% upgraded to 750 Megahertz (“MHz”) or 860 MHz, Rogers Cable has a highly-competitive offer which includes high definition television (“HDTV”), a suite of ‘Rogers on Demand’ services (including video on demand (“VOD”), personal video recorders (“PVR”) and time shifted programming), impulse pay-per-view (“PPV”), movies and events as well as a significant line-up of digital, multicultural and sports programming.

     Rogers Cable’s Internet service is available to over 96% of it’s homes passed. Cable’s Internet service is available to residential customers in either a High Speed or Rogers Hi-Speed Internet Lite (Internet Lite) service offering. Cable also offers a full range of data and Internet products to business customers.

     Rogers Cable also offers videocassette, digital video disc (“DVD”) and video game sales and rentals through Rogers Video, Canada’s second largest chain of video stores. There were 279 Rogers Video stores at December 31, 2003, of which many are integrated stores that provide Rogers customers with the additional ability to purchase cable and wireless products and services, pay their cable television, Internet or Rogers Wireless bills and to pick up and return cable TV and Internet equipment.

Cable Distribution Network

     In addition to the Rogers Video stores as described above, Cable markets its services through an extensive network of retail locations across its network footprint, including the Rogers Wireless independent dealer network, Rogers AT&T Wireless stores and kiosks and major retail chains such as RadioShack Canada Inc., Future Shop Ltd. and Best Buy Canada. Cable also offers products and services and customer service on its e-business Web site, www.rogers.com.

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Cable Networks

     Cable’s cable networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre interconnections allow Cable’s multiple Ontario and New Brunswick cable systems to function as a single cable network. Cable’s remaining subscribers in Newfoundland and New Brunswick are served by local head-ends. Cable’s two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.

     Cable’s technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each region that Cable serves, are connected together by inter-city fibre-optic systems carrying television, Internet, network control and monitoring, and administrative traffic. The fibre-optic systems are generally constructed as rings that allow signals to flow in and out of each primary hub through two paths, providing protection from a fibre cut or other disruption. These high-capacity optical fibre networks deliver high performance and reliability, and have substantial reserves for future growth in the form of dark fibre and unused optical wavelengths. Cable’s primary hubs serve a from 4,000 to 248,000 subscribers, with two of the primary hubs each serving over 200,000 subscribers.

     Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Cable believes co-axial cable is the most cost-effective and widely deployed means of carrying two-way television and high-speed Internet services to residential subscribers.

     Groups of an average of 640 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth up to 750 MHz or 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. Cable believes the upstream bandwidth is sufficient to support multiple cable modem systems and data traffic from interactive digital set-top terminals for at least the near term future. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node. Fibre cable has been placed to permit a reduction of the average node size from 640 to 300 homes by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.

     More than 92% of Cable’s cable plant has been upgraded to 750/860 MHz FTTF architecture, with approximately 96% of its plant capable of transmitting 550 MHz of bandwidth or greater. Through the completion of Cable’s scheduled network upgrade program, 96% will be rebuilt to 750/860 MHz FTTF by early 2004 and, by year end 2004, approximately 85% of its network will be upgraded to 860 MHz. Some smaller communities and rural areas continue to use more traditional two-way cable architectures with 2,000 subscribers per node and 600 MHz bandwidth. Overall, 96% of Cable’s total cable plant was two-way addressable at December 31, 2003 and 99% of the homes passed in Cable’s service areas had digital cable available.

     Cable believes that the 750/860 MHz FTTF architecture provides it with sufficient bandwidth for foreseeable growth in television, data and future services, a high quality picture, advanced two-way capability and increased reliability. In addition, Cable’s clustered network of cable systems served by regional head-ends facilitates the Company’s ability to rapidly introduce new services to subscribers with a lower capital cost.

14

Telephony Initiative

     Cable, together with RCI, announced an initiative on February 12, 2004, to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across cable service areas. This investment plan, the completion of which assumes a regulatory environment supportive of competition from voice-over-cable telephony, includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and DOCSIS standards, including the costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. Cable expects the PP&E expenditures required to deploy this platform will be approximately $200 million over two years. Cable also expects the majority of the PP&E expenditures will occur in the first 12 to 18 months of the deployment, with 2004 expenditures expected to be between $140 million and $170 million. Once this initial platform is deployed, the additional variable PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber addition.

     Cable is currently refining its business strategies with respect to voice-over-cable telephony services. As a result, the PP&E expenditures, costs and timeline described above are initial estimates. In addition, Cable, together with RCI, is considering offering the telephony services described above through another wholly owned RCI subsidiary, Rogers Telecom Inc. (Rogers Telecom). RCI is currently in the process of recruiting an industry executive to lead Rogers Telecom. Although Cable’s business strategies and organizational structure with respect to telephony services continue to be refined, it plans to incur most or all of the PP&E expenditures described above to upgrade its network to an advanced broadband multimedia platform capable of supporting voice-over-cable telephony and other new services. In the event that Rogers Telecom offers voice-over-cable telephony services, Cable would enter into an agreement with Rogers Telecom which could relate to, among other things, access to and the use of Cable’s network.

Cable Restructuring

     On December 31, 2003, Cable executed a corporate reorganization that involved the transfer of substantially all of the assets of Cable to a wholly-owned subsidiary, Rogers Cable Communications Inc. (“RCCI”). As part of the reorganization, the Cable’s subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as “RCCI”. As a result of the reorganization, Cable, through RCCI, continues to conduct all of the operations and provide all of Cable’s services.

CABLE STRATEGY OVERVIEW

     Cable seeks to maximize its revenue, operating profit, as previously defined, and return on investment by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers, from basic cable television to advanced two-way cable services including digital cable, Internet access, PPV, VOD, PVR and HDTV. The key elements of Cable’s strategies are as follows:

•	clustering of cable systems in and around metropolitan areas;

•	offering a wide selection of products and services;

•	maintaining technologically advanced cable networks;

•	continuing to focus on increased quality and reliability of service;

•	leveraging its relationships within the Rogers group of companies to identify opportunities for bundled product and service offerings as well as for cost and infrastructure sharing;

•	continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of quality, innovation and value and of a diversified Canadian media and communications company; and

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•	deploying advanced IP capabilities to provide high quality digital primary line voice telephony service.

CABLE SEASONALITY

     Cable’s subscriber additions and disconnections are subject to modest seasonal fluctuations which are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations. These fluctuations generally have a minimal impact on Cable’s financial results.

RECENT CABLE INDUSTRY TRENDS

Investment in Improved Cable Television Networks and Expanded Service Offerings

     In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of broadband Internet and digital cable services. These investments have enabled cable television companies to offer expanded packages of analog and digital cable television services, including VOD, PPV services, expanded analog and digital services pay television packages, interactive television services, HDTV programming and Internet services.

Increased Competition from Alternative Broadcasting Distribution Undertakings

     As discussed in “Competition” below, Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems. See “Competition” below for a discussion of these various competitive forces.

Development of Cable Telephony Offerings

     Many of the larger cable system operators or Multiple System Operators (“MSO”) in North America have deployed or announced the pending deployment of local telephony service offerings over all or portions of their cable systems. The MSOs utilize either older circuit switched technologies or newer soft switch-based voice over IP technologies (“VoIP”) to deploy local telephony. VoIP, when offered over a DOCSIS cable modem connection to an MSO’s network that is utilizing industry standard Packet Cable certified components, enables an MSO to emulate, with the exception of network powering, the features, functionality and quality of service of traditional local telephone service. VoIP is increasingly being proven a reliable and scalable technology for enabling MSOs (and other next generation telecommunication carriers) to enter the local telephony services market.

CABLE REGULATORY DEVELOPMENTS

Community-Based Media

     The CRTC’s new community-based media policy framework came into effect in January 2003. Under the framework, Cable can retain a higher proportion of the payments that would otherwise go to support Canadian programming funds. Cable is permitted to use these retained payments to support its own community television channels.

Distribution of Digital Television Signals

     In November 2003, the CRTC released its policy framework for the distribution of digital television signals. Under the framework, Cable is required to distribute the digital signal of a Canadian broadcaster once the signal is available over the air. Both the analog and digital versions of a Canadian television signal are to be distributed until 85% of Cable’s subscribers have digital set-top boxes or digital receivers.

Basic Rate Increase

     On January 21, 2004, the CRTC renewed the licences of 22 specialty services. Three services were granted basic rate increases that come into effect on April 20, 2004. Depending on the system, the new

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rates could represent a basic fee increase of as much as $0.13 per subscriber per month or approximately $2.5 million in incremental wholesale fees, prorated at $1.7 million in 2004.

CABLE COMPETITION

     Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems, including two Canadian Direct-to-Home (“DTH”) satellite providers, U.S. Direct Broadcast Satellite (“DBS”) service, Satellite Master Antenna Television (“SMATV”), and Multi-channel, Multi-point Distribution System (“MMDS”), as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals.

     In recent years, telephone companies have acquired licences to operate terrestrial broadcast distribution undertakings (“BDUs”). These companies include TELUS Corporation (“TELUS”), Saskatchewan Telecommunications (“Sasktel”), MTS Communications Inc. (“MTS”), and Aliant Inc. (“Aliant”). Cable competes directly with Aliant in New Brunswick and Newfoundland and TELUS in Onatrio. During 2003, BCE Inc. (“Bell”) announced that it will apply for a BDU licence allowing it to deliver television service to residential homes and apartment buildings using digital subscriber line (“DSL”) technology. If proven viable, DSL technologies such as very high speed digital subscriber lines (“VDSL”) will potentially offer a complete array of broadcast television services including VOD and HDTV. In particular, Bell has stated an objective to target MDU’s with the VDSL product. Cable’s premium services, such as movie networks, U.S. superstations, pay-per-view and VOD services, also compete to varying degrees with other communications and entertainment media, including home video, movie theatres and live theatre.

     Since their launch in 1997, the two DTH providers licenced by the CRTC to operate in Canada (Bell ExpressVu LLP and Star Choice Communications Inc.) have become aggressive competitors to cable television systems in Canada. In addition, illegal access to U.S. DBS signals by individuals residing in Canada has become an increasing source of black and grey market competition for Canadian cable television systems. The “black market” refers to pirate DBS equipment Canadian residents illegally obtain and operate. This equipment enables them to take, without paying a fee, programming services from U.S. DBS providers by defeating the operation of the systems that prevent unauthorized access. The “grey market” refers to U.S. DBS equipment that Canadian residents obtain and illegally bring into and operate in Canada. Such residents illegally give a false U.S. service address to the U.S. DBS providers, paying a fee to receive programming services not offered for sale in Canada. Unauthorized access by Canadian residents with pirate DTH equipment and theft of Canadian DTH services is another source of competition to Canadian cable companies. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licenced Canadian distributor, is prohibited in Canada. The decision has led to increased criminal and civil enforcement activity against black and grey market satellite television dealers in Canada.

     Cable’s objective is to offer the fullest possible, range of programming and services to its customers. In September 2001, Cable launched approximately 70 of the new Category 1 and Category 2 digital services licenced by the CRTC in 2000. Since that time, Cable has launched additional Category 2 and foreign digital services. Cable offers more third language digital services than any other Canadian distributor. In late 2001, Cable also launched a digital offering consisting of HDTV versions of the U.S. networks sourced from Detroit. In early 2002, Cable launched a digital timeshifting package that included distant Canadian conventional broadcast signals a version of the U.S. networks sourced from Seattle. In March 2002, Cable began offering HDTV versions of selected pay and PPV programming. In 2003, Cable added HDTV versions of City TV Toronto, TSN, Rogers Sportsnet and U.S. networks

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sourced from Seattle and Spokane. Cable has a large and diverse, highly-competitive offering relative to Canadian DTH and other Canadian cable providers.

     Cable’s Internet access service competes generally with a number of other Internet Service Providers (“ISPs”), offering competing residential and commercial Internet access services. Many ISPs offer telephone dial-up Internet access services that provide significantly reduced bandwidth and download speed capabilities compared to broadband technologies such as cable modem or DSL. Cable’s Internet service competes directly with Bell’s DSL Internet service in the high-speed Internet market in Ontario, and with the DSL Internet services of Aliant in some of Cable’s service areas in New Brunswick and Newfoundland. Cable also offers a less expensive Internet Lite service which has fewer features than the standard high-speed package. Cable’s Internet Lite service competes against similar slower speed DSL services and, because of its reduced speed, competes more directly with dial-up services.

     Cable has increasingly offered its services to customers at either a discounted price for subscribing to multiple services or, more recently, in product bundles which are priced at a discount to the sum of the prices of the individual products if they were to be purchased separately. Cable believes that such customer loyalty programs and multi-product bundling enables it to reduce individual product churn, increase the average revenue received from its customers by selling multiple products to them and to better service its customers by offering a single bill and single points of customer service contact. Late in 2003, Cable and Rogers Wireless launched a combined bundle which offered combinations of their video, high-speed Internet, and wireless services. Cable’s primary competitor, Bell, also markets similar product bundles at similar price points in competition with Cable. However, Bell’s practice of bundling telephone services with Internet and DTH service is currently under review with the CRTC.

     Cable faces emerging competition from other utilities such as hydroelectric companies as these companies look to utilize their infrastructure to provide internet and other services that may directly compete with its current and future service offerings.

     Rogers Video competes with other videocassette, DVD and video game sales and rental store chains, such as Blockbuster Inc. and Wal-Mart Stores Inc., as well as individually owned and operated outlets. Competition is principally based on location, price and availability of titles.

CABLE OPERATING AND FINANCIAL RESULTS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     For purposes of this discussion, revenue has been classified according to the following categories:

•	core cable, which includes revenue derived from (a) analog cable service revenue consisting of basic cable service fees plus extended basic (or tier) service fees, installation fees and access fees for use of channel capacity by third and related parties and (b) digital cable television service revenue consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, interactive television service fees, VOD and digital set-top terminal rental fees;

•	Internet, which includes service revenues from residential and commercial Internet access service and modem rental fees plus installation fees; and

•	Rogers Video stores, which includes the sale and rental of videocassettes, DVDs, video games and confectionery, as well, Rogers Video earns commissions acting as an agent to sell other Rogers’ services such as wireless, Internet, and digital cable.

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     Internet service has essentially become another service that leverages the cable infrastructure and which, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other core cable offerings. This, combined with Cable’s expanded bundling of cable television and Internet services, increasingly led to allocations of bundled revenues and network and operating costs between the core cable and Internet operations of Cable. As such, commencing January 1, 2003, reporting of the core cable and Internet segments of the Cable segment were combined. Cable continues to provide separate statistical information on its Internet subscribers as it does for the digital cable subscriber subset of its core cable operations. In addition, Cable is continuing to report Internet revenues separate from those of core cable.

     Cable operating expenses consist of:

•	cost of sales, which are comprised of Rogers Video store merchandise and depreciation related to the acquisition of rental assets;

•	sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain, and

•	operating, general and administrative expenses which include: (a) the monthly contracted payments for the acquisition of programming paid directly to the programming supplier as well as to copyright collectives and the Canadian Television Fund; (b) Internet interconnectivity and usage charges and the cost of operating the e-mail service; (c) technical service expenses, which includes the costs of operating and maintaining the cable network as well as certain customer service activities ranging from installations to repair; (d) customer care expenses, which include the costs associated with the order-taking and billing inquiries of subscribers; (e) community television expenses, which are a regulatory requirement and consist of the costs to operate a series of local community-based television stations, which traditionally have filled a unique and localized customer-oriented niche, (f) general and administrative expenses, and (g) expenses related to the national management of the Rogers Video stores.

Summarized Cable Financial Results

	Years Ended December 31,

(In millions of dollars)	2003	2002	% Chg

Operating revenue:
Core cable	$1,167.5	$1,095.7	6.6
Internet	322.3	242.6	32.9

Total cable revenue	1,489.8	1,338.3	11.3
Video stores	282.6	263.0	7.5
Intercompany eliminations	(3.2)	(4.9)	—

Total operating revenue	1,769.2	1,596.4	10.8

Operating expenses:
Cost of video stores sales	129.9	121.3	7.1
Sales and marketing expenses	206.8	193.6	6.8
Operating, general and administrative expenses	772.2	723.0	6.8
Intercompany eliminations	(3.2)	(4.9)	—

Total operating expense	1,105.7	1,033.0	7.0
Operating profit (1)
Cable	639.8	541.9	18.1
Video stores	23.7	21.5	10.2

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	Years Ended December 31,

(In millions of dollars)	2003	2002	% Chg

Total operating profit	663.5	563.5	17.8
Cable operating profit margin (2)	42.9%	40.5%
Video stores operating profit margin (1)	8.4%	8.2%

Total	37.5%	35.3%
Property, plant and equipment expenditures	509.6	650.9	(21.7)

(1)	As defined in “Key Performance Indicators – Operating Profit and Operating Profit Margin” section.

(2)	As defined in “Key Performance Indicators – Operating Profit and Operating Profit Margin” section and is calculated as follows:

	Year Ended December 31,

	(in millions of dollars)
(in millions of dollars)	2003	2002

Operating revenue

Cable	$1,489.8	$1,338.3

Video stores	282.6	263.0

Intercompany eliminations	(3.2)	(4.9)

Total operating revenue	$1,769.2	$1,596.4

Operating profit

Cable	$639.8	$541.9

Video stores	23.7	21.5

Management fees	(35.4)	(31.7)

	$628.1	$531.7

Cable operating profit margin — 2003	$639.8 ÷ $1,489.8 = 42.9%
Cable operating profit margin — 2002	$541.9 ÷ $1,338.3 = 40.5%
Video store operating profit margin — 2003	$23.7 ÷ $282.6 = 8.4%
Video store operating profit margin — 2002	$21.5 ÷ $263.0 = 8.2%
Total operating profit margin — 2003	$628.1 ÷ $1,769.2 = 35.5%
Total operating profit margin — 2002	$531.7 ÷ $1,596.4 = 33.3%

Cable Operating Highlights and Significant Developments of 2003

•	Total Cable revenues increased 10.8% and total operating profit increased 17.8% compared to 2002. Cable Operating profit margin, excluding Video stores, grew by 240 basis points year-over-year to 42.9%.

•	Basic subscriber levels remained relatively flat, as compared to year end 2002.

•	Internet subscriber base increased by 23.6%, or 151,100 net new subscribers, and digital cable subscriber base increased by 33.3%, or 133,800 net new subscribers during the year.

•	The network rebuild project progressed further increasing to 96% of Cable’s homes passed being two-way addressable, 99% of subscribers digital capable and more than 92% of the Cable plant capable of transmitting 750 MHz of bandwidth or greater.

•	Cable continued to expand the availability of its VOD service, Rogers on Demand, with availability reaching over 1.8 million homes by year end 2003, while continuing to expand the number of VOD contract agreements with various production studios to bring the total number of available titles to over 1,000.

•	Cable increased the throughput of its hi-speed Internet service up to 3Mbps, introduced it’s first PVR, and launched 9 new HDTV channels.

•	Seven new Rogers Video stores were added, raising the total number of Rogers Video stores to 279;

•	In January 2004, Cable announced an agreement with Yahoo! Inc. (“Yahoo”) to provide co-branded Internet services to current and future customers of Cable’s Internet access services. Some ancillary agreements have not yet been finalized. Under the multi-year agreement, in return for payment by Cable of a monthly fee, Yahoo will assume operation of Cable’s e-mail platform and provide a suite of customized Yahoo! content, products and services to Cable’s Internet access customers. These content, products and services include the following: a customizable browsing environment; personalized homepage; enhanced e-mail services such as spam control, parental controls, premium pop-up blocking and storage; enhanced instant messaging capabilities; and multi-media services. Depending on the level of Internet access service subscribed to, subscribers will receive some or all of these features as part of their

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subscription. The agreement also contemplates Cable and Yahoo collaborating to offer premium packages of products and services to Cable’s subscribers for an additional fee. A number of ancillary agreements have yet to be finalized.

•	Cable issued US $350 million (Cdn. equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013. These funds were used by Cable to repay advances outstanding under its bank credit facility, intercompany debt owing to RCI and to redeem US $74.8 million aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.0% of the aggregate principal amount, and for general corporate purposes.

Cable Revenue and Subscribers

	Years Ended December 31,

(Subscriber statistics in thousands)	2003	2002	Chg	% Chg

Homes passed	3,215.4	3,103.2	112.2 (1)	3.6
Basic cable subscribers	2,269.4	2,270.4	(1.0)	(0.0)
Basic cable, net additions (losses)	(1.0)	(16.0)	15.0	93.8
Internet subscribers	790.5	639.4	151.1	23.6
Internet, net additions	151.1	160.6	(9.5)	(5.9)
Digital terminals in service	613.6	456.2	157.4	34.5
Digital terminals, net additions	157.4	142.1	15.3	10.8
Digital households	535.3	401.5	133.8	33.3
Digital households, net additions	133.8	129.4	4.4	3.4
VIP customers	661.6	593.0	68.6	11.6
VIP customers, net additions	68.6	95.5	(26.9)	(28.2)

(1) Homes passed for 2003 include adjustments based on a periodic audit process to reflect, among other things, new homes constructed. An additional 32,002 homes were identified , which represents 28.7% of the increase.

Core Cable Revenue

     Core cable revenue, which accounted for 66.0% of total Cable revenues in 2003, totaled $1,167.5 million, a $71.8 million, or 6.6%, increase over 2002. Analog Cable service increased year-over-year by $29.7 million due to price increases in August 2003, offset partially by lower installation revenues. The remaining $42.1 million increase is primarily attributable to increased revenues related to the growing number of subscriptions to digital services and the rental of digital set-top terminal equipment.

     Core cable average monthly revenue per subscriber was $42.99 in 2003, an increase from $40.29 in 2002. Cable ended the year with 613,600 digital terminals in 535,300 households, increases of 34.5% and 33.3% over the prior year, respectively. At December 31, 2003, the penetration of digital households as a percentage of basic households was 23.6%, up from the December 31, 2002 penetration of 17.7%. The growth of digital cable subscribers, as well as of Internet subscribers as discussed below, was supported by continued healthy sales of a suite of bundled offers combining analog cable, digital cable and Internet that were launched during 2002. As of December 31, 2003, approximately 162,400 bundles had been sold, up significantly from the over 84,000 bundles that had been sold at the end of 2002. Late in 2003, Cable and Rogers Wireless jointly introduced Rogers’ first combined bundles which included both cable and wireless products.

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     In its analog cable service, Cable offers three expanded analog channel groupings called tiers in addition to its basic cable offering. At December 31, 2003, 81.2% of basic cable service customers also subscribed to one or more tier services, compared to 81.9% at December 31, 2002. Cable ended the year with approximately 661,600 customers who subscribe to multiple plans and participate in the Cable’s high-value customer loyalty program, which cable refers to as its “VIP” program.

Internet Revenue

     Internet revenue for 2003 was $322.3 million, representing growth of $79.7 million, or 32.9%, from 2002, and reflecting the significant increase in the number of subscribers. Average revenue per Internet subscriber per month for 2003 was $37.58, an increase from $37.13 for 2002, reflecting continued strong sales of the Internet product offering and sales of the higher priced business Internet offering, partially offset by customer additions to Cable’s lower priced Internet Lite product. Year-over-year, the Internet subscriber base has grown by 151,100, or 23.6%, resulting in 34.8% Internet penetration of basic cable households, or 24.6% Internet penetration as a percentage of cable homes passed.

Video Stores Revenue

     Video stores revenue grew by $19.6 million, or 7.5%, to $282.6 million for 2003 driven by a combination of the opening of 7 stores and a 4.4% increase in same store revenues. “Same stores” are stores that were open for a full year in both 2003 and 2002. At the end of 2003, many of the 279 Rogers Video stores were integrated Rogers Video stores that offered access to a wide variety of cable and wireless products and services in addition to the core video rental and sales offerings.

Cable and Video Operating Expenses

	Years Ended December 31,

(In millions of dollars)	2003	2002	% Chg

Cable operating expenses:
Sales and marketing expenses	$91.0	$84.5	7.7
Operating, general and administrative expenses	759.0	711.9	6.6

Total Cable operating expenses	850.0	796.4	6.7

Video stores operating expenses
Cost of sales	129.9	121.3	7.1
Sales and marketing expenses	115.8	109.1	6.1
Operating, general and administrative expenses	13.2	11.1	18.9

Total Video stores operating expenses	258.9	241.5	7.2

Intercompany eliminations	(3.2)	(4.9)	—

Operating expenses	$1,105.7	$1,033.0	7.0

     Total Cable operating expenses of $850.0 million increased $53.6 million or 6.7% from $796.4 million in 2002.

     The year-over-year increase in costs of Cable is directly attributable to the growth in Internet subscribers combined with increasing penetration of digital subscribers.

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     Cable sales and marketing expense increased by $6.5 million or 7.7% in 2003 over 2002, primarily related to increases in commissions and advertising costs related to Internet and digital sales. In addition, the current year’s sales and marketing expenses include $1.8 million associated with the partial subsidy on the sale to customers of approximately 10,000 digital set-top terminals.

     Cable operating, general and administrative expenses increased by $47.1 million or 6.6% in 2003 over 2002. The increase related to increased costs of programming and Internet transit and e-mail costs, associated with the growth in digital and Internet subscribers.

     Total Rogers Video stores cost of sales increased by 7.1% in 2003 over 2002, primarily as a result of the chains’ growth from 272 stores at December 31, 2002 to 279 stores at December 31, 2003. Video sales and marketing expenses, which include the cost of the stores, also increased by 6.1% in 2003 as compared to 2002 as a result of the increased number of stores. Video operating, general and administrative expenses increased by 18.9% as Video incurred higher costs related to functions such as information technology and human resources.

Cable Operating Profit

     For 2003, consolidated Cable operating profit grew by $100.0 million, or 817.7%, over the same period in 2002, from $563.5 million to $663.5 million. Consolidated cable operating profit increased by $97.8 million, or 18.0%, as the impact of higher revenues from price increases and the increase in digital and Internet penetration exceeded the increasing costs of supporting subscribers. Video stores operating profit increased by $2.2 million, or 10.2%, as revenue growth modestly outpaced cost growth relating to operating efficiencies and improved margins on the sale of products.

     The revenue and expense changes described above led to an increase in the Cable operating margin from 40.5% in 2002 to 42.9% in 2003, reflecting the growth of Internet and the impact of cable rate increases, while video store operating margins grew to 8.4% from 8.2% in the prior year.

Cable Employees

     Remuneration represents a material portion of the expenses of Cable. Cable ended the year with approximately 5,470 FTEs, an increase of 170 employees from the 5,300 at December 31, 2002. The increase in employees is entirely attributable to growth at the Video stores as they opened new stores and continued to focus on sales of both cable and wireless services and products in addition to its traditional video rental and sales business.

     Total remuneration paid to Cable employees (both full and part-time) in 2003 was approximately $236.6 million, an increase of $6.0 million or 2.6% from $230.6 million in the prior year.

Cable PP&E Expenditures

	Years Ended December 31,

(In millions of dollars)	2003	2002	% Chg

Customer premise equipment	$181.6	$226.8	(19.9)
Scaleable infrastructure	80.1	90.0	(11.0)
Line extensions	49.4	54.6	(9.5)
Upgrade and rebuild	114.4	185.2	(38.2)
Support capital	71.0	86.3	(17.7)

Cable PP&E expenditures	496.5	642.9	(22.8)

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	Years Ended December 31,

(In millions of dollars)	2003	2002	% Chg

Video stores PP&E expenditures	13.1	8.0	63.8

Total PP&E expenditures	$509.6	$650.9	(21.7)

     The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital intensive. Cable categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by U.S. cable television industry and which enable easier comparisons between the PP&E expenditures of the companies. Under these industry definitions, PP&E expenditures fall into the following five categories:

•	customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	line extensions, which includes network costs to enter new service areas;

•	upgrade and rebuild, which includes the costs to modify or replace existing coax and fibre networks; and

•	support capital which includes the costs associated with the replacement or enhancement of non-network assets.

     For 2003, PP&E expenditures decreased $141.3 million or 21.7% from 2002 to total $509.6 million. The significant factors driving the decline were the reduction in rebuild capital as the 750 MHz portion of the rebuild program was substantially completed in 2003 and the reductions in customer premise equipment spending driven by the declining cost of digital terminals and modems.

CABLE RISKS AND UNCERTAINTIES

     The cable business is subject to several operating risks and uncertainties that may result in a material adverse effect on the business and financial results as outlined below.

Failure to Achieve Expected Growth from New Products

     It is expected that a substantial portion of future growth will be achieved from new and advanced cable products, Internet and IP products and services. Accordingly, Cable has invested significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services, and has invested significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable products and services that are offered. In addition, any initiatives to increase prices for services may result in increased churn of subscribers and a reduction in the total number of subscribers. Alternatively, Cable may fail to anticipate demand for certain products and services, or may not be able to offer or market these new retain existing subscribers while increasing pricing or products and services successfully to subscribers. Cable’s failure to attract subscribers to retain existing subscribers while increasing pricing or new products and services, or failure to keep pace with changing consumer preferences for cable and Internet services, could slow revenue growth and have a material adverse effect on Cable’s business and financial condition.

Cable plans to invest substantial resources in connection with voice-over-cable telephony services, and it may not recover all or any of its investment.

     In connection with Cable’s offering of telephony services, it anticipates that it will invest approximately $200 million of upfront PP&E expenditures over the next two years, with approximately $140 million to $170 million of the investment occurring in 2004. Once this initial platform is deployed, the additional PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber addition. Cable does not expect to generate significant revenue, if any, from this investment during the next few years. Cable also cannot predict whether its voice-over-cable telephony services will be accepted by its customers or whether its voice-over-cable telephony services will be competitive, from a quality and price perspective, with other telephony services that will be available to its customers. In addition, in deciding to invest in voice-over-cable telephony services at this time, Cable has assumed that certain changes to applicable telephony regulation will occur prior to the commercial launch of our telephony services. If these regulatory changes do not occur, Cable may not offer voice-over-cable telephony services as currently contemplated. As a result of these uncertainties, Cable may not recover any or all of its investment in telephony services, which could have a material adverse effect on its business and financial condition.

Another subsidiary of the Company may offer telephony services to Cable’s customers, which could reduce or limit Cable’s return on investment.

     Cable is currently refining its business strategies with respect to voice-over-cable telephony services. Together with the Company, Cable is considering offering voice-over-cable telephony services through Rogers Telecom, which is another wholly-owned RCI subsidiary. In the event that voice-over-cable telephony services are offered through Rogers Telecom, Cable would likely incur most or all of the PP&E expenditures associated with developing a voice-over-cable telephony network. If Rogers Telecom offers telephony services over Cable’s network, Cable might receive a lower return on our investment than if it were to offer the service directly, without a commensurate reduction in its investment risk. As a result, if Rogers Telecom offers voice-over-cable telephony services utilizing Cable’s network, Cable’s future return on investment, with respect to telephony services, may be materially adversely affected.

Current and Future Competition

     Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, Internet Service Providers (ISP’s) and video sales and rental services in Canada. Cable faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future as discussed in “Cable Competition” above. Increased competition could adversely affect Cable’s subscriber levels and future results of operations.

Dependency upon Digital Programming

     As discussed in “Cable Competition” above, there have been a significant number of new digital specialty channels and services that have become available in Canada since the latter portion of 2001. Cable believes that subscriber selection of these digital specialty service channels, whether individually,

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in pre-set theme packs or in customer-designed channel packages, will provide a consistent and growing stream of new revenue. In addition, the ability to attract subscribers to digital cable service is enhanced by the expanded variety of programming choices that are currently available, including a growing amount of HDTV and on-demand programming. If a number of programmers that supply digital specialty channels face financial or operational difficulty sufficient to cease their operations, and the number of digital specialty channels decreases significantly, it may have a significant negative impact on Cable’s financial results and financial position.

Ability to Forecast Future PP&E Expenditures

     An increasing component of Cable’s PP&E expenditures will be to support a series of more advanced services. These services include Cable’s Internet, digital television, HDTV,VOD, telephony and other enhanced services that require advanced subscriber equipment. A substantial component of the PP&E required to support these services will be demand driven. As a result, forecasting PP&E expenditure levels for Cable will likely be less precise, which may increase the volatility of Cable’s operating results from period to period.

Dependency on Information Technology Systems

     The day-to-day operation of Cable’s business is highly dependent on information technology systems. An inability to enhance Cable’s information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on its ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact its financial results and financial position. In addition, Cable uses industry standard network and information technology security, survivability and disaster recovery practices. Approximately 1,300 of its employees and critical elements of its network infrastructure and information technology systems are located at either of two sites: the corporate offices in Toronto and Cable’s Toronto operations facility. In the event that Cable cannot access these facilities, as a result of a natural or manmade disaster or otherwise, Cable’s operations may be significantly affected and may result in a condition that is beyond the scope of its ability to recover without significant service interruption and commensurate revenue and customer loss.

Potential Impacts from Future Regulatory Decisions

     As discussed in “Overview of Government Regulation” above, the Company’s operations are subject to governmental regulations relating to, among other things, licensing, competition, programming and foreign ownership. Changes in industry regulations could affect the Cable’s results of operations and have an adverse effect on its business.

Competition in Multiple Dwelling Units

     The Broadcasting Distribution Regulations (Canada) do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems. Approximately one-third of Cable’s basic cable subscribers are located in Multiple Dwelling Units (“MDU’s”). These regulations could lead to competitive subscriber losses or pricing pressures in MDUs serviced by Cable which could result in a reduction of revenue.

Requirement to Provide Access to Cable Systems to Third Party ISPs

     Cable has been required by the CRTC to provide access to its cable systems by third party ISPs at mandated wholesale rates. The CRTC has approved cost-based rates for third party Internet access service and is currently considering proposed rates for third party interconnection and other outstanding terms and conditions of the service. As a result of the requirement that Cable provide access to third party ISPs, it may experience increased competition at retail for high-speed Internet subscribers. In addition, these third party providers utilize network capacity that Cable could otherwise use for its own retail subscribers. One third party ISP has connected to Cable’s network on a wholesale basis and is

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providing competing high-speed Internet services at retail. The increased competition and reduced network capacity could result in a reduction of revenue.

Required Access to Support Structures and to Municipal Rights of Way

     Cable requires access to support structures and to municipal rights of way in order to deploy facilities. Where access cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, in 2003, the courts have determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result, the costs of obtaining access to support structures and municipal rights of way could be substantially increased on a prospective basis and for certain arrangements on a retroactive basis. Cable, together with other Ontario cable companies, has applied to the Ontario Energy Board to request that it assert jurisdiction over the fees paid by such companies to hydroelectric distributors. If the efforts to control the fees are not successful, increased costs associated with obtaining access to support structures and municipal rights of way could adversely affect Cable’s operating results.

Risk of Retransmission Royalty Rate Changes

     The Copyright Board of Canada (Copyright Board) is expected to issue a decision in the near future on the royalty rates for the distribution of Canadian pay and specialty services, and U.S. specialty services, which will apply to the 2001-2004 period. It is also expected to issue a decision on the royalty rates for the retransmission of television and radio services for the 2004-2008 period. As a result of these decisions, the royalties payable by Cable to copyright collectives could increase. If they do, Cable will also be required to make retroactive payments to the collectives in connection with 2001-2003 royalties for the distribution of Canadian pay and specialty services, and U.S. specialty services. A requirement to make retroactive payments would materially adversely impact Cable’s financial position and a rate increase for 2004-2008, if Cable is unable to pass the increased rates to its customers, could materially, adversely affect Cable’s operating results.

Risk of Expanded Copyright Royalty Obligations for ISPs

     A 1999 Copyright Board decision that considered whether ISPs should be liable for the communication of music on the Internet was appealed to the Federal Court of Appeal and, ultimately, to the Supreme of Court of Canada. The Supreme of Court of Canada heard this appeal in December 2003 and is expected to issue its decision in the summer of 2004. Should ISP’s be found liable for the communication of music on the Internet, and subsequent royalty determined by the Copyright Board (Canada) could have a material, negative impact on Cable.

Rogers Wireless

WIRELESS OVERVIEW

     Rogers Wireless is a leading Canadian wireless communications service provider serving over 4.0 million customers at December 31, 2003, including approximately 3.8 million wireless voice and data subscribers and approximately 241,000 one-way messaging subscribers. Wireless operates both a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network and a seamless integrated Time Division Multiple Access (“TDMA”) and analog network. The GSM/GPRS network provides coverage to approximately 93% of Canada’s population. The seamless TDMA and analog network provides coverage to approximately 85% of Canada’s population in digital mode, and approximately 93% of Canada’s population in analog mode. Rogers Wireless estimates that its 3.8

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million wireless voice and data subscribers represent approximately 12.9% of the Canadian population residing in its coverage area. Subscribers to Rogers Wireless services have access to these services throughout the United States through its agreements with AT&T Wireless Services, Inc. (AT&T Wireless or AWE) and other U.S. operators. The Company’s subscribers also have access to international service in over 110 countries, including throughout Europe and Asia, through roaming agreements with other wireless communication providers.

     At December 31, 2003, RCI, directly and indirectly, beneficially owned or controlled 62,820,371 Class A Multiple Voting Shares of Rogers Wireless, representing 69.4% of the issued and outstanding Class A Multiple Voting Shares, and 16,317,644 Class B Restricted Voting Shares of Rogers Wireless, representing 31.7% of the issued and outstanding Class B Restricted Voting Shares, which together represented 67.4% of the total votes attached to all voting shares of Rogers Wireless currently issued and outstanding. At December 31, 2003, AWE indirectly beneficially owned or controlled 27,647,888 Class A Multiple Voting Shares, representing 30.6% of the issued and outstanding Class A Multiple Voting Shares, and 20,946,284 Class B Restricted Voting Shares, representing 40.7% of the issued and outstanding Class B Restricted Voting Shares, which together represented 31.1% of the total votes attached to all voting shares of Rogers Wireless currently issued and outstanding. The remaining 14,166,250 Class B Restricted Voting Shares, representing 27.5% of the issued and outstanding Class B Restricted Voting Shares and 1.5% of the total votes on selected matters, are publicly held. The Class B Restricted Voting Shares are entitled to vote on all matters other than the appointment of the auditors and generally on the election of directors. The Class B Restricted Shares are entitled to elect three directors, voting separately as a class. As a percentage of the total number of shares of Rogers Wireless currently issued and outstanding, at December 31, 2003, Rogers Wireless was 55.8% owned by RCI and 34.2% owned by AWE, with the balance publicly held

Wireless Products and Services

     Wireless offers wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, Wireless’ GSM/GPRS network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, e-mail, digital picture transmission and two-way short messaging service (“SMS”).

Wireless Distribution Network

     Wireless markets its services through an extensive national network of over 7,000 dealer and retail locations across Canada, which include approximately 2,500 locations selling handsets and prepaid cards and an additional approximate 4,500 locations selling the prepaid cards. Wireless’ nationwide distribution network includes an independent dealer network, Rogers AT&T Wireless stores and kiosks, major retail chains such as RadioShack Canada Inc., Future Shop Ltd. and Best Buy Canada, and convenience stores. Wireless also offers many of its products and services through a retail agreement with Rogers Video that had 279 locations across Canada at December 31, 2003. Wireless also offers products and services and customer service on its e-business Web site, www.rogers.com.

Wireless Networks

     Wireless is a facilities-based carrier operating its wireless networks over a broad, national coverage area with an owned and leased fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of Rogers Wireless’ networks enables subscribers to make and receive calls and to activate network features anywhere in the Wireless’ coverage area and in the coverage area of its roaming partners as easily as if they were in their home area.

     In June 2002, Wireless completed the deployment of its digital wireless GSM/GPRS network overlay in the 1900 megahertz (“MHz”) frequency bands. This coverage reaches 93% of the Canadian population. During 2003, Wireless also completed the deployment of GSM/GPRS technology operating in the 850 MHz spectrum across its national footprint, which expanded the network capacity, enhanced the

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quality of the GSM/GPRS network and enabled Wireless to operate seamlessly between the two frequencies. Wireless’ GSM/GPRS network provides high-speed integrated voice and “always on” packet data transmission service capabilities.

     In late 2003, Wireless began trials of Enhanced Data Rates for GSM Evolution (“EDGE”) technology in the Vancouver, British Columbia market. Accomplished by the installation of a network software upgrade, EDGE more than triples the wireless data transmission speeds available on the Rogers Wireless network. Wireless intends to begin deploying EDGE across its national GSM/GPRS network during 2004.

     Wireless’ integrated TDMA and analog network is operationally seamless in GSM/GPRS and TDMA digital functionality between the 850 MHz and 1900 MHz frequency bands, and between TDMA digital and analog modes at 850 MHz.

WIRELESS STRATEGY OVERVIEW

     Wireless seeks to achieve profitable growth within the Canadian wireless communications industry. Wireless’ strategy is designed to maximize its operating profit, as previously defined, and return on investment. The key elements of Rogers Wireless’ strategy are as follows:

•	focusing on data services that are attractive to youth and small and medium size businesses to optimize its customer mix;

•	delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;

•	increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, calling line ID, text messaging and wireless internet;

•	enhancing its sales distribution channels to increase its focus on youth and business customers;

•	maintaining a technologically advanced, high quality and pervasive network by improving the quality of its GSM/GPRS network and increasing capacity; and

•	leveraging its relationships with the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to cross-selling, joint sales distribution and cost reduction initiatives through infrastructure sharing.

WIRELESS SEASONALITY

     Wireless’ operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming result in higher network revenue and operating profit.

RECENT WIRELESS INDUSTRY TRENDS

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Focus on Customer Retention

     The wireless communications industry’s current market penetration in Canada is approximately 42% of the population, compared to approximately 54% in the U.S. and approximately 87% in the United Kingdom, and Wireless expects the Canadian wireless industry to grow by 3 to 4 percentage points each year. While this will produce growth, the growth is slowing compared to historical levels. Such slowing growth has been, and will continue, driving the increased focus on customer satisfaction, the sale to customers of new data and voice service features and, primarily, customer retention. Due to legislation in the U.S. and other countries regarding local number portability and the speculation that this approach will be adopted by Canadian regulators, customer satisfaction and retention will become even more critical in the future.

Demand for Sophisticated Data Applications and Migration to Next Generation Wireless Technology

     The ongoing development of wireless data transmission technologies has led manufacturers to create wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, and other functions. Increased demand for sophisticated wireless services, especially data communications services, has led wireless providers to migrate towards the next generation of digital voice and data networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capability. These networks are expected to support a variety of data applications, including high-speed Internet access, multimedia services and seamless access to corporate information systems, such as e-mail and purchasing systems. As discussed above, Wireless began trials of EDGE technology in the Vancouver market late in 2003 and intends to begin deploying EDGE across the remainder of its national GSM/GPRS network during 2004.

Development of Additional Technologies

     The development of additional technologies and their use by consumers may accelerate the widespread adoption of 3G digital voice and data networks. One such example is WiFi, which allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a wireless access point. The wireless connection is only effective within a range of approximately 100 meters and at theoretical speeds of up to 54 megabits per second. To address these limitations, WiFi access points must be placed selectively in high-traffic locations where potential customers frequent and have sufficient time to use the service. Technology companies are currently developing additional technologies designed to improve WiFi and otherwise utilize the higher data transmission speeds found in a third generation (“3G”) network. Future enhancements to the range of WiFi service, and the networking of WiFi access points may provide additional opportunities for mobile wireless operators to deploy hybrid high-mobility 3G and limited-mobility WiFi networks, each providing capacity and coverage under the appropriate circumstances.

WIRELESS REGULATORY DEVELOPMENTS

Contribution Funding Mechanism

     In November 2000, the CRTC released a decision that fundamentally altered the mechanism used by the CRTC to collect “contributions” to subsidize the provision of basic local wireline telephone service. Previously, the contribution was levied on a per minute basis on long-distance services. Under the new contribution regime, which became effective January 1, 2001, all telecommunications service providers, including wireless service providers such as Wireless, are required to contribute a percentage of their adjusted Canadian telecommunications service revenues to a fund established to subsidize the provision of basic local service. The percentage contribution levy was 4.5% in 2001 and 1.3% for 2002. In 2003, an interim rate of 1.3% was set and in December 2003 the final rate was reduced to 1.1%, retroactive to

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January 1, 2003. The interim rate for 2004 has been set at 1.1% and the final rate for 2004 will not likely be set until December 2004. The final rate for 2004 would likely be retroactive to January 1, 2004. (Refer to the “Wireless Risks and Uncertainties — CRTC Revenue-based Contribution Scheme” section for further information on the CRTC contribution levy.)

Spectrum Fee Assessment Revision

     Late in 2002, Industry Canada released a consultation paper proposing a new methodology for calculating spectrum fee assessments (excluding auction spectrum). Spectrum fees are currently assessed on a per radio channel basis in the case of 850 MHz spectrum and a per site basis for 1900 MHz spectrum. The new regime proposes an annual cost per MHz per population for both frequency ranges, and, as a result, fees will be based on the amount of spectrum held by the carrier, regardless of the degree of deployment or the number of sites. The final rate established by Industry Canada in December 2003 is considerably lower than the rate initially proposed. The new rates come into effect on April 1, 2004. As a result of the new methodology, there is a nominal increase in annual spectrum fees for Rogers Wireless that will be phased in over a seven-year period to 2011.

Spectrum Licence Issues

     Late in 2003, Industry Canada released a policy document regarding a number of spectrum issues, including a discussion on the existing spectrum cap, spectrum allocations for 3G networks and possible timing of a 3G spectrum auction. Industry Canada has proposed a possible spectrum auction date of 2005 to 2006 for this spectrum. The FCC is expected to auction similar spectrum in the 2004 to 2005 period. Wireless expects that Industry Canada will follow the spectrum allocation of the FCC and will likely proceed with the auction in the 2005 to 2006 timeframe. A final determination on all these matters is not expected until late 2004.

Fixed Wireless Spectrum Auction

     Industry Canada announced its intention to auction one block of 30 MHz of spectrum in the 2300 MHz band, as well as three blocks of 50 MHz of spectrum and one block of 25 MHz of spectrum in the 3500 MHz band. The auction was completed on February 16, 2004. There were over 172 geographic licence areas in Canada for each available block. Successful bidders for the spectrum had flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expects that the spectrum will be used for point-to-point or point-to-multi-point broadband services. Rogers Wireless participated in this spectrum auction and as a result, have committed to acquire 33 blocks of spectrum in various licence areas for an aggregate bid price of $5.9 million.

WIRELESS COMPETITION

     At the end of 2003, the highly competitive Canadian wireless industry had approximately 13.4 million wireless subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing.

     In the wireless voice and data market, Wireless competes primarily with three other wireless service providers, and Wireless may in the future compete with other companies, including resellers, using existing or emerging wireless technologies such as WiFi or “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers.

     In 2003, one of Wireless’ competitors, Microcell Telecommunications Inc. (“Microcell”), which operates under the “Fido” brand, restructured its business and financing pursuant to the Companies’ Creditors Arrangement Act (Canada) and has emerged from court protection with a significantly reduced debt load. This recapitalization may permit Microcell to compete in the market more vigorously than it had prior to its restructuring.

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WIRELESS OPERATING AND FINANCIAL RESULTS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     For purposes of this discussion, revenue has been classified according to the following categories:

•	postpaid voice and data, revenues generated principally from

•	monthly fees,

•	airtime and long-distance charges,

•	optional service charges,

•	system access fees, and

•	roaming charges;

•	prepaid revenues generated principally from the advance sale of airtime, usage and long-distance charges;

•	one-way messaging revenues generated from monthly fees and usage charges; and

•	equipment sales revenue generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by its customer service groups, Wireless’ website and telesales.

     Wireless’ operating expenses are segregated into three categories for assessing business performance:

•	cost of equipment sales;

•	sales and marketing expenses which represent all costs to acquire new subscribers, such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities, and;

•	operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service existing subscriber relationships, including retention costs, and inter-carrier payments to roaming partners and long-distance carriers and the CRTC contribution levy.

	Years Ended December 31,

(In millions of dollars, except margins)	2003	2002	% Chg

Operating revenue
Postpaid (voice and data)(1)	$1,921.0	$1,632.8	17.7
Prepaid	91.2	91.2	—
One-way messaging	27.6	35.2	(21.6)

Network revenue	2,039.8	1,759.2	16.0
Equipment revenue	242.4	206.7	17.3

Total operating revenue	2,282.2	1,965.9	16.1
Operating expenses
Cost of equipment sales	244.5	209.9	16.5
Sales and marketing expenses	522.7	462.8	12.9
Operating, general and administrative expenses	787.4	765.5	2.9

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	Years Ended December 31,

(In millions of dollars, except margins)	2003	2002	% Chg

Total operating expenses	1,554.6	1,438.2	8.1

Operating profit(2)	$727.6	$527.7	37.9%

Property, plant and equipment expenditures	$411.9	$564.6	$(27.0)
Operating profit margin as % of network revenue(2)(3)	35.7%	30.0%

(1)	The prior period presentation of revenue categories has been reclassified to conform to the current presentation. See the discussion under the “Subscriber Counts” Section in Key Performance Indicators.

(2)	As defined in “Key Performance Indicators – Operating Profit and Operating Profit Margin”.

(3)	Operating profit margin as a percentage of network revenue is a key performance indicator for the reasons indicated in the “Key Performance Indicators – Operating Profit and Operating Profit Margin” section and is calculated as follows:

($ millions)	2003	2002

Network revenue	$2,039.8	$1,759.2

Operating profit	$727.6	$527.7

Operating profit margin – 2003	$727.6 divided by $2,039.8 = 35.7%
Operating profit margin – 2002	$527.7 divided by $1,757.2 = 30.0%

Wireless Operating Highlights and Significant Developments of 2003

•	Network revenue increased 16.0% and operating profit increased 37.9% compared to 2002. Operating profit margin based on network revenue rose by 570 basis points year-over-year to 35.7%.

•	2003 PP&E expenditures decreased by $152.7 million, or 27.0%, over 2002 due to the substantial completion of the initial roll-out of the nationwide GSM/GPRS network in 2002.

•	Growth in operating profit, combined with reduced spending on PP&E and lower interest costs, resulted in a $354.2 million year-over-year improvement in cash flow.

•	Postpaid voice and data ARPU increased year-over-year by $1.60, or 2.9%, to $57.55, reflecting the continued activation and retention of higher valued customers, increased penetration of enhanced services and the continued growth of wireless data and roaming revenues.

•	Postpaid voice and data subscriber net additions of 400,200 were higher by 19.3% versus the 335,400 net additions in 2002, reflecting both higher levels of gross activations and reduced churn levels. Average monthly postpaid churn for the year declined to 1.88% from 1.98% in the previous year.

•	Revenues from wireless data services, which grew 125.0% year-over-year to $67.9 million from $30.2 million in the prior year, represented approximately 3.3% of network revenue compared to 1.7% in 2002.

•	Wireless completed its deployment of GSM/GPRS technology operating in the 850 MHz spectrum range across its national footprint, expanding the capacity and also enhancing the quality of the GSM/GPRS network. Rogers Wireless also began trials of EDGE technology in the Vancouver market at the end of 2003 which, accomplished by the installation of a network software upgrade, more than triples the wireless data transmission speeds available on its network.

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•	On March 8, 2004, Wireless will begin transitioning its branding to Rogers Wireless from Rogers AT&T Wireless, bringing greater clarity to the Rogers brand in Canada. As a result, Wireless recorded a one-time, non-cash charge in 2003 of approximately $20.0 million to reflect the accelerated amortization of the associated brand licence costs.

Wireless Network Revenue and Subscribers

	Years Ended December 31,

(Subscriber statistics in thousands, except ARPU, churn and usage)	2003	2002	Chg	% Chg

Postpaid (Voice and Data)(1)
Gross additions	1,021.5	910.7	110.8	12.2
Net additions	400.2	335.4	64.8	19.3
Total subscribers	3,029.6	2,629.3	400.3	15.2
ARPU ($)(3)	57.55	55.95	1.60	2.9
Average monthly usage (minutes)	361	324	37	11.4
Churn (%)	1.88	1.98	(0.10)	(5.1)
Prepaid
Gross additions	257.4	243.3	14.1	5.8
Net additions (losses)	2.0	44.2	(42.2)	(95.5)
Adjustment to subscriber base(2)	(20.9)	—	(20.9)	—
Total subscribers(2)	759.8	778.7	(18.9)	(2.4)
ARPU ($)(3)	10.08	10.17	(0.09)	(0.9)
Churn (%)	2.82	2.23	0.59	26.5
Total - Postpaid and Prepaid
Gross additions	1,278.9	1,154.0	124.9	10.8
Net additions	402.2	379.6	22.6	6.0
Adjustment to subscriber base(2)	(20.9)	—	(20.9)	—
Total subscribers(2)	3,789.4	3,408.0	381.4	11.2
ARPU (blended)($)(3)	47.42	45.20	2.22	4.9
One-Way Messaging
Gross additions	42.5	61.0	(18.5)	(30.3)
Net additions	(61.1)	(68.3)	7.2	(10.5)
Total subscribers	241.3	302.3	(61.0)	(20.2)
ARPU ($)(3)	8.40	8.79	(0.39)	(4.4)
Churn (%)	3.13	3.20	(0.07)	(2.2)

(1)	The 2002 presentation of subscribers and revenue has been reclassified to conform to the current presentation as discussed in “Key Performance Indicators—Subscriber Counts” above.

(2)	Wireless’ policy is to treat prepaid subscribers with no usage for a six month period as a reduction of the prepaid subscriber base. As part of a review of prepaid subscriber usage in the second quarter of 2003, Wireless determined that a number of subscribers, totaling 20,900, which only had non-revenue usage (i.e. calls to customer service) over the past several quarters, were being included in the prepaid subscriber base. Wireless determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the opening prepaid subscriber base. Wireless has amended its policy to reflect all prepaid subscribers with no revenue-generating usage in a six month period as deactivations.

(3)	See “Key Performance Indicators — Average Revenue Per Subscriber” section.

Wireless Network Revenue

     Wireless network revenue in 2003, which accounted for 89.4% of Wireless’ total revenue, was $2,039.8 million, an increase of 16.0% from 2002. This revenue growth reflects the 11.2% increase in the

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number of wireless voice and data subscribers over fiscal 2002 and a 4.9% year-over-year increase in blended postpaid and prepaid ARPU.

     Postpaid voice and data subscriber additions in 2003 represented 79.9% of total gross activations and close to 100% of total net additions. Wireless continued its strategy of targeting higher value postpaid subscribers and selling its prepaid handsets at higher price points which contributed significantly to the mix of postpaid versus prepaid subscribers.

     The 2.9% increase in average monthly revenue per postpaid voice and data subscriber compared to the previous year reflected the continued activation and retention of higher valued customers, increased penetration of enhanced services, and the continued growth of wireless data and roaming revenues. The growth in data revenues from $30.2 million to $67.9 million represented approximately 63.0% of the 2.9% ARPU increase. Prepaid ARPU remained relatively flat on a year-over-year basis.

     The continuing trend to lower postpaid voice and data subscriber churn, as reflected in the 1.88% rate in 2003 versus 1.98% in 2002, is directly related to both Wireless’ strategy of acquiring higher value, more stable customers on longer term contracts and an enhanced focus on customer retention. Wireless’ focus on customer retention aims to ensure that customers receive responsive, quality service at every point of contact with Wireless. Wireless attributes the increase in prepaid churn to 2.82% in the current year to the impact of competitive prepaid offers.

     One-way messaging (or “paging”) subscriber churn has remained relatively stable on a year over year basis declining to 3.13% in 2003 from 3.20% in the previous year. With 241,300 paging subscribers, Wireless continues to view paging as a profitable but mature business segment and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Sales Revenue

     In 2003, revenue from wireless voice, data and messaging equipment sales was $242.4 million, up $35.7 million, or 17.3%, from the prior year. The increase in equipment revenues reflects both the higher cost of more sophisticated handsets and devices and the significantly higher volume of postpaid voice and data customer gross additions. However, this increase in sales does not materially affect Wireless’ operating profit as Wireless generally sells equipment to distribution at a price approximating cost to facilitate competitive pricing at the retail level.

Wireless Operating Expenses

	Years Ended December 31,

(In millions of dollars, except per subscriber statistics)	2003	2002	% Chg

Operating expenses (1)(2)
Cost of equipment sales	$244.5	$209.9	16.5
Sales and marketing (3)	522.7	462.8	12.9
Operating, general and administrative expenses	787.4	765.5	2.9

Total operating expenses	$1,554.6	$1,438.2	8.1

Average monthly operating expense per subscriber before sales, marketing and equipment margin (1)(2)	$17.22	$18.16	(5.2)
Sales and marketing expenses per gross subscriber addition (including equipment margin) (1)	$397	$384	3.4

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(1)	The 2002 presentation has been reclassified to conform to the current presentation. Customer retention costs are included in operating, general and administrative costs.

(2)	Operating expenses for the year ended December 2002 exclude the benefit of the change in the estimate of sales tax and CRTC contribution liabilities items of $12.3 million.

(3)	Sales and marketing expenses exclude margin on equipment sales.

     Total operating expenses were $1,554.6 million, up 8.1% from $1,438.2 million in 2002. Cost of equipment sales increased by approximately $34.6 million as a result of increased equipment revenues. These costs do not materially affect Wireless’ operating profit as Wireless generally sells equipment to distributors at a price approximating cost to facilitate competitive pricing at the retail level.

     Operating, general and administrative expenses increased by $21.9 million or 2.9% in 2003 over 2002. The increase is attributable to increased retention spending, offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions. Retention spending includes spending on retention programs which include equipment upgrades, costs associated with Wireless’ customer loyalty and renewal programs and payments to Wireless’ distributors for ongoing service of Wireless’ existing customers. Wireless is continually focused on operating efficiencies and cost reduction programs which in turn have served to offset the impact of the growth in the subscriber base, allowing operating profit margins to expand.

     Average monthly operating expense per subscriber, excluding sales and marketing expenses and equipment cost of sales, decreased $0.94, or 5.2%, to $17.22 in 2003, compared to $18.16 in 2002. This year-over-year reduction reflects scale economies from the larger subscriber base, roaming cost reductions, and improved efficiencies in call centre and network maintenance operations offset by increased costs related to customer retention.

     At December 31, 2003, Wireless, as a result of its sales and retention strategies, had approximately 67% of its postpaid wireless voice and data subscriber base under contracts with an initial term of greater than 12 months, up from 61% at December 31, 2002.

Wireless Sales and Marketing Expenses

     The 12.9% year-over-year increase in total sales and marketing expenses was due to higher variable acquisition costs associated with the 12.2% year-over-year increase in the number of postpaid voice and data gross additions. In addition, variable sales and marketing expenses increased in line with Wireless’ strategy to attract higher value business customers and customers on longer term contracts. Wireless also invested more in advertising and promotion on a year-over-year basis as it emphasized the value proposition related to data and other product offerings. Sales and marketing costs per wireless subscriber gross addition were $397, an increase of $13, or 3.4%, from $384 in 2002 attributable to increases in equipment subsidies required to match competitive offers.

Wireless Operating Profit

     Revenue increased at a faster rate than expenses, resulting in operating profit growth of $199.9 million, or 37.9%, to $727.6 million in 2003 from $527.7 million in 2002. Operating profit as a percentage of network revenue, or operating profit margin, improved in 2003 to 35.7% from 30.3% in 2002.

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Wireless PP&E Expenditures

     PP&E expenditures totaled $411.9 million in 2003, a decrease of $152.7 million, or 27.0%, from $564.6 million in 2002. Network related PP&E expenditures of $338.2 million included $251.3 million for capacity expansion of the GSM/GPRS network and transmission infrastructure and $66.1 million for expanded coverage as well as construction of new sites for improved coverage in existing service areas. Wireless has continued to construct the infrastructure necessary for enhanced digital coverage and lower cost incremental capacity by adding channels on existing sites. The cost to complete the deployment of GSM/GPRS equipment in the 850 MHz frequency band that was initiated during the fourth quarter of 2002 and completed in late 2003 is included in the network capacity expansion costs above. The remaining balance of $20.8 million in network PP&E expenditures related primarily to technical upgrade projects, the operational support systems, and the addition of new services. Other PP&E expenditures consisted of $51.1 million for information technology initiatives, $8.7 million for the completion of the expansion of Wireless’ headquarter’s facilities, and $13.9 million for call centres and other facilities and equipment.

Wireless Employees

     Remuneration represents a material portion of Wireless’ expenses. Wireless ended 2003 with approximately 2,360 full-time equivalent employees, an increase of 40 from 2,320 at December 31, 2002. The increase in staff was primarily concentrated in the areas of sales and marketing as Wireless focused its subscriber acquisition programs and service and retention efforts on customer segments that would yield greater value to Wireless.

     Total remuneration paid to Wireless employees (both full and part-time) in 2003 was approximately $164.2 million, an increase of $5.3 million or 3.3% from $158.9 million in the prior year.

WIRELESS RISKS AND UNCERTAINTIES

     Wireless’ business is subject to several operating risks and uncertainties that could result in a material adverse effect on its business and financial results as outlined below.

Risk of Insufficient Future Demand for Advanced Services

     It is expected that a substantial portion of future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly and as discussed above, Wireless has invested and continues to invest significant capital resources in the development of its GSM/GPRS network in order to offer these services, and also intends to invest in capital resources in the deployment of EDGE technology across its GSM/GPRS network. However, consumers may not provide sufficient demand for these advanced wireless services. Alternatively, Rogers Wireless may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Rogers Wireless’ failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless services, would slow revenue growth and have a material adverse effect on Wireless’ business and financial condition.

Potential Competitiveness or Compatibility of EDGE technology

     The deployment by Rogers Wireless of EDGE technology may not be competitive or compatible with other technologies. While Rogers Wireless and AWE have selected this technology as an evolutionary step from their current to future networks, there are other competing technologies that are being developed and implemented by the wireless industry. None of the competing technologies are directly compatible with each other. If the next generation technology that gains the most widespread acceptance is not compatible with Rogers Wireless’ networks, competing services based on such alternative technology may be preferable to subscribers.

Potential Impact of Change in Foreign Ownership Legislation

     Wireless could face increased competition if, as discussed in “Overview of Government Regulation and Regulatory Developments” above, there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. Such companies could have significantly greater capital resources than Wireless. Wireless supports removal of the limits on foreign

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ownership and control and believes that removal would give Wireless greater access to lower cost capital.

Potential Effect of Wireless Industry Pricing

     Aggressive pricing by industry participants in previous years caused significant reductions in Canadian wireless communications pricing. Rogers Wireless believes that competitive pricing is a factor in causing churn. It cannot predict the extent of further price competition and customer churn into the future, but it anticipates some ongoing re-pricing of its existing subscriber base, as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than Rogers Wireless’ existing customers, which could slow revenue growth.

     Wireless cannot anticipate what, if any, impact new wireless communications services or lower prices could have on overall market growth. It intends to compete vigorously for all customer segments, focusing on the business, consumer and youth segments, and in all Canadian geographic markets based on the strengths of its extensive networks and broad digital services coverage, strong brands and wide distribution presence.

CRTC Revenue-Based Contribution Scheme

     Commencing January 1, 2001, Rogers Wireless was required to make payments equal to an annual percentage of adjusted revenues in accordance with the new revenue-based contribution scheme. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced a contribution levy of 1.1% as both the final rate for 2003 and the interim rate for 2004. While the rate has been reduced modestly over each of the last two years, Wireless cannot anticipate the final rate for 2004 or the rates for future years. An increase in the rate would have a negative impact on operating profits.

3G Spectrum Allocation

     As discussed in “Overview of Government Regulation and Regulatory Developments” above, Industry Canada has released a proposed policy regarding 3G spectrum allocation and a proposed timeframe for a 3G spectrum auction in the 2005 to 2006 timeframe. The spectrum frequency range for 3G has not been fully resolved but will likely bear a close resemblance to the U.S. allocation. Should the cost of acquiring such spectrum in the proposed auction be greater than currently anticipated by Wireless, this could create a significant capital funding requirement for Wireless.

Capital Resource Requirement

     The operation of Wireless’ wireless communications network, the marketing and distribution of its products and services, and the continued evolution of network technology will continue to require significant capital resources. Wireless may not generate or have access to sufficient capital to fund these expected future requirements.

Alleged Links Between Radio Frequency Emissions and Health Concerns

     Occasional media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that radio frequency emissions are directly attributable to such health issues, concerns over radio frequency emissions may discourage the use of wireless handsets or expose Wireless to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.

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Legislation on Wireless Handset Usage While Driving

     Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones, but permitting the use of hands-free devices, was passed in Newfoundland in late 2002, with implementation in April 2003. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. If laws are passed prohibiting or restricting the use of wireless handsets while driving, it could have the effect of reducing subscriber usage. Additionally, concerns over the use of wireless handsets while driving could potentially lead to litigation relating to accidents, deaths or bodily injuries.

Dependence on Infrastructure and Handset Vendors

     Wireless has relationships with a small number of key network infrastructure and handset vendors. Wireless does not have operational or financial control over its key suppliers and has limited influence over how they conduct their businesses. Failure of one of Wireless’ network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Although Wireless has not been materially affected by supply problems in the past, handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, or fail to develop and deliver handsets that satisfy Wireless’ customers’ demands, it may have a negative impact on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for Wireless’ networks could impact the quality of its service or impede network development and expansion.

Disaster Recovery

     Rogers Wireless uses industry standard network and information technology security, survivability and disaster recovery practices. Security breaches and disasters may occur that are beyond the scope of Rogers Wireless’ ability to recover without significant service interruption and commensurate revenue and customer loss.

Wireless Local Number Portability

     Over the past several years, certain countries in Europe and Asia have implemented wireless local number portability (“LNP”). In November 2003, as mandated by the Federal government, the U.S. wireless industry began the implementation of wireless LNP. Wireless LNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of wireless LNP systems and capabilities represents significant costs for the carriers in a country to deploy. There has been no regulatory mandate for the implementation of wireless LNP in Canada. However, if wireless LNP were to be required, this would require carriers, including Wireless, to incur implementation costs which could be significant and once implemented could cause an increase in churn among Canadian wireless carriers, including Rogers Wireless.

AWE Investment in Wireless

     At December 31, 2003, Wireless was 34.2% owned by AWE. AWE has recently reported that it is exploring its strategic alternatives, including a possible sale of its interest in Wireless. Any decision by AWE or a successor company to sell all or a portion of its shares in Wireless is subject to the terms of a shareholders agreement, as described above in the “Intercompany and Related Party Transactions – AT&T Arrangements - Shareholders Agreement” section. Wireless does not know AWE’s intentions with respect to its investment in Rogers Wireless. Any change in the AWE relationship could result in changes to, including termination of, the mobile wireless marketing, technology and services agreement

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or roaming agreement, as described in “Intercompany and Related Party Transactions – AT&T Arrangements”.

Regulatory Risks

     As discussed in “Overview of Government Regulation and Regulating Developments” above, Wireless’ operations are subject to government regulation that could have adverse effects on its business.

Information Technology Systems

     The day-to-day operation of Wireless’ business is highly dependent on information technology systems. An inability to enhance its information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on its ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact Wireless’ financial results and financial position.

     In addition, Wireless uses standard network and information technology security, survivability and disaster recovery practices. Approximately 1,400 of Wireless’ employees and critical elements of Wireless’ network infrastructure and information technology systems are located at the Rogers corporate office in Toronto. In the event that the Company cannot access these facilities, as a result of a natural or manmade disaster or otherwise, its operations and financial results could be adversely impacted.

Rogers Media

MEDIA OVERVIEW

     Rogers Media holds Rogers’ radio and television broadcasting operations, its consumer and trade publishing operations and its televised home shopping service. The Broadcasting group (“Broadcasting”) comprises 43 radio stations across Canada (32 FM and 11 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), an 80% interest in a sports specialty service licenced to provide regional sports programming across Canada (“Rogers Sportsnet”), and Canada’s only nationally televised shopping service (“The Shopping Channel”). Broadcasting holds minority interests in several Canadian specialty television services, including Viewers Choice Canada, Outdoor Life Network (“OLN”), TechTV Canada, The Biography Channel Canada, MSNBC Canada and certain other minority interest investments. The Publishing group (“Publishing”) produces approximately 70 consumer magazines and trade and professional publications and directories. In addition to its more traditional broadcast and print media platforms, the Media group also delivers content over the Internet relating to many of its individual broadcasting and publishing properties.

MEDIA STRATEGY OVERVIEW

     Media seeks to maximize revenues, operating profit and return on invested capital across each of its businesses. Media’s strategies to achieve this objective include:

•	focusing on specialized content and audiences through continued development of its portfolio of specialty channel investments, radio properties and publications;

•	continuing to leverage its strong brand names to increase advertising and subscription revenues, assisted by the cross-promotion of its properties both across its media formats and in association with of the “Rogers” brand; and

•	focusing on growth and continuing to cross-sell advertising and share content across its properties and over its multiple media platforms.

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MEDIA SEASONALITY

     Media’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. The fourth quarter is generally the strongest quarter due to increased consumer activity and subscriber activations, as well as greater seasonal advertising activity. Media seasonality is a result of fluctuations in advertising and related retail cycles as they relate to periods of increased consumer activity.

RECENT MEDIA INDUSTRY TRENDS

Increased Radio/TV Ownership Fragmentation

     In recent years, Canadian radio and television broadcasters have had to operate in increasingly fragmented markets. Canadian consumers have a growing number of radio and television services available to them, providing them with an increasing number of different programming formats. In the radio industry, since the introduction of its Commercial Radio Policy in 1998, the CRTC has licenced 48 new radio stations through competitive processes in markets across Canada. In that time, the CRTC also has licenced a large number of additional new FM stations through AM to FM station conversions or other non-competitive processes for stations in smaller or unserved markets. In the television industry, the CRTC has licenced a number of new, over-the-air television stations and a significant number of new digital Category 1 and Category 2 services. The new services and the new formats combine to fragment the market for existing radio and television operators.

MEDIA REGULATORY DEVELOPMENTS

     The CRTC has announced that a further review of the Commercial Radio Policy will not occur until 2005. In the interim, the CRTC will review satellite radio issues, including the establishment of a satellite radio policy and licensing framework in response to a filing for satellite radio applications in Canada.

     The CRTC has reviewed its exemption order regarding Teleshopping Programming Undertakings such as The Shopping Channel, and has left the order substantially unchanged, including Canadian ownership requirements applicable to all other licenced services.

     The CRTC has released its digital television policy, covering issues such as priority carriage and simultaneous substitution. Media believes that the CRTC policy provides an effective framework for continued growth and development of digital television broadcasting in Canada.

MEDIA COMPETITION

     Broadcasting’s radio stations compete with the other stations in their respective market areas as well as with other media such as newspapers, television, outdoor advertising, direct mail marketing and the Internet.

     Competition within the radio broadcasting industry occurs primarily in individual market areas, amongst individual market stations. On a national level, Broadcasting competes generally with other larger radio operators such as Corus Entertainment Inc., Standard Radio Inc. and CHUM Limited, each of which owns and operates radio station clusters in markets across Canada. Additionally, over the past several years the CRTC has granted additional licences in various markets for the development of new radio stations which in turn provide additional competition to the established stations in the respective markets.

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     OMNI.1 and OMNI.2 compete principally for viewers and advertisers with television stations that broadcast in Ontario, primarily in the Toronto and southern Ontario markets. These include Canadian television stations in the Greater Toronto area as well as U.S. border stations.

     Rogers Sportsnet competes for viewers principally with The Sports Network (“TSN”), Headline Sports and sports programs carried by other Canadian and U.S. television stations and networks.

     On a product level, The Shopping Channel competes with various retail stores, catalog retailers, Internet retailers and direct mail retailers. On a broadcasting level, The Shopping Channel competes with other television channels for viewer attention and loyalty, particularly infomercials selling products on television.

     The Canadian magazine industry is highly-competitive, competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly American, titles that sell in significant quantities in Canada. In the past, the competition from foreign titles has been restricted to competition for readers as there have been restrictions on foreigners operating in the Canadian magazine advertising market. These restrictions were significantly reduced as a result of the enactment in 1999 of the Foreign Publishers Advertising Act (Canada) and amendments to the Canadian Tax Act. Increasing competition from American magazines for advertising revenues is expected in the coming years.

MEDIA OPERATING AND FINANCIAL RESULTS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     For discussion purposes, Media’s financial results have been divided into “Publishing”, “Radio”, “Television”, “The Shopping Channel”, and “Other”, which includes corporate expenses. Publishing includes Media’s consumer and business publications, as well as its database and medical trade show businesses. Radio includes 43 AM and FM radio stations, TV listings and its 50% share in Canadian Broadcast Sales (“CBS”). Television includes the results of its two OMNI TV channels and the Company’s 80% interest in Rogers Sportsnet. The Shopping Channel is Media’s televised home-shopping service.

     Media’s revenues consist of:

•	advertising revenues,

•	circulation and subscription revenues and

•	retail product sales.

     Media’s operating expenses consist of:

•	cost of sales which is composed of the cost of retail product at The Shopping Channel,

•	sales and marketing expenses and

•	operating, general and administrative expenses which include programming costs, production expenses, circulation expenses and other back-office type support functions.

Summarized Media Financial Results

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	Years Ended December 31,

(In millions of dollars, except margins)	2003	2002	% Chg.

Operating revenue
Publishing	$289.9	$291.6	(0.6)
Radio	177.2	166.2	6.6
Television	178.0	151.3	17.6
The Shopping Channel	210.5	202.2	4.1
Corporate items, eliminations and other	(0.6)	(0.5)	20.0

Total operating revenue	855.0	810.8	5.5
Operating expenses
Cost of sales	131.5	127.6	3.1
Sales and marketing	175.7	176.6	(0.5)
Operating, general and administrative	441.1	419.0	5.3

Total operating expenses	748.3	723.2	3.5
Operating profit(1)
Publishing	29.4	27.7	6.1
Radio	38.7	42.0	(7.9)
Television	27.7	7.7	—
The Shopping Channel	19.2	18.4	4.4
Corporate items, eliminations and other	(8.3)	(8.2)	(0.1)

Total operating profit	$106.7	$87.6	21.8
Operating profit as a percentage of revenue(1)
Publishing	10.1	9.5	6.3
Radio	21.8	25.3	(13.8)
Television	15.6	5.1	—
The Shopping Channel	9.1	9.1	—

Total operating profit as a percentage of revenue (1)	12.5	10.8	15.7
Property, plant and equipment expenditures	$41.3	$42.7	(3.3)

(1)	Operating profit margin as a percentage of network revenue is a key performance indicator for the reasons indicated in the “Key Performance Indicators – Operating Profit and Operating Profit Margin” section and is calculated as follows:

Publishing operating profit margin:

($ millions)	2003	2002

Revenue	$289.9	$291.6

Operating profit	$29.4	$27.7

Operating profit margin – 2003	$29.4 divided by $289.9 = 10.1%
Operating profit margin – 2002	$27.7 divided by $291.6 = 9.5%

Radio operating profit margin:

($ millions)	2003	2002

Revenue	$177.2	$166.2

Operating profit	$38.7	$42.0

Operating profit margin – 2003	$38.7 divided by $177.2 = 21.8%
Operating profit margin – 2002	$42.0 divided by $166.2 = 25.3%

Television operating profit margin:

($ millions)	2003	2002

Revenue	$178.0	$151.3

Operating profit	$27.7	$7.7

Operating profit margin – 2003	$27.7 divided by $178.0 = 15.6%
Operating profit margin – 2002	$7.7 divided by $151.3 = 5.1%

The Shopping Channel operating profit margin:

($ millions)	2003	2002

Revenue	$210.5	$202.2

Operating profit	$19.2	$18.4

Operating profit margin – 2003	$19.2 divided by $210.5 = 9.1%
Operating profit margin – 2002	$18.4 divided by $202.2 = 9.1%

Total operating profit margin:

($ millions)	2003	2002

Revenue	$855.0	$810.8

Operating profit	$106.7	$87.6

Operating profit margin – 2003	$106.7 divided by $855.0 = 12.5%
Operating profit margin – 2002	$87.6 divided by $810.8 = 10.8%

Media Operating Highlights and Significant Developments in 2003

•	Revenue increased 5.5% and operating profit increased 21.8% compared to 2002. Media’s operating profit margin rose by 170 basis points year-over-year to 12.5% as a result of these increases.

•	Broadcasting successfully completed the reformatting of several of its radio stations during 2003 which has resulted in significant ratings boosts in several of its key markets.

•	Publishing announced it is preparing to launch Canada’s first paid circulation shopping magazine for young women beginning in the summer of 2004.

•	Media announced an investment by Broadcasting in 50% of CTV’s mobile production and distribution business, Dome Productions. The partnership which will accelerate the production and distribution of HDTV content in Canada. The transaction was successfully completed on January 2, 2004.

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Media Revenue Overview

     Total revenue for Media was $855.0 million in 2003, an increase of $44.2 million, or 5.5%, from $810.8 million in 2002. Of the $44.2 million revenue growth, $26.7 million was generated by Television, Radio contributed $11.0 million of the growth, and The Shopping Channel contributed $8.3 million, offset by a $1.7 million reduction in revenue at Publishing. The growth in Television revenue was directly attributable to improved results at Rogers Sportsnet, combined with the impact of the launch of Media’s second multicultural television operation, OMNI.2, late in 2002. Across all of Media’s divisions combined, approximately 53.4% of the total 2003 revenue was advertising based, as opposed to subscription or transaction based.

Media Operating Expense and Operating Profit Overview

	Years Ended December 31,

(In millions of dollars)	2003	2002	% Chg

Publishing
Sales and marketing expenses	$75.4	$84.9	(11.2)
Operating, general and administrative expenses	185.1	179.0	3.4

Total Publishing	260.5	263.9	(1.3)
Radio
Sales and marketing expenses	53.4	47.2	13.1
Operating, general and administrative expenses	85.1	77.0	10.5

Total Radio	138.5	124.2	11.5
Television
Sales and marketing expenses	14.2	13.8	2.9
Operating, general and administrative expenses	136.1	129.8	4.9

Total Television	150.3	143.6	4.7
The Shopping Channel
Cost of Sales	131.5	127.6	3.1
Sales and marketing expenses	32.6	30.6	6.5
Operating, general and administrative expenses	27.2	25.6	6.3

Total Shopping Channel	191.3	183.8	4.1
Corporate items, eliminations and other	7.7	7.7	—

Total operating expenses	$748.3	$723.2	3.5

     Total Media operating expenses were $748.3 million, up 3.5% or $25.1 million over 2002. This increase was driven in its entirety by increased sales and marketing expenses across all the Media companies as efforts continued to focus on building brand recognition and promoting the properties in the target demographics of each company’s respective marketplace.

     Total operating profit was $106.7 million in 2003, resulting in a year-over-year increase of 21.8%, or $19.1 million, which was primarily attributable to the results at Television. Details of operating expenses of each of the Media divisions are discussed below.

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Publishing

     Revenue at Publishing was $289.9 million, a reduction of $1.7 million, or 0.6%, from $291.6 million in 2002. Publishing experienced strong growth in its Women’s group of magazines, which was offset by modest declines in its other groups, resulting in the overall 0.6% decline year-over-year. The modest decline in revenues was offset by year-over-year reductions in operating, general and administrative expenses, as Publishing focused on tightening its cost structure. The efforts, offset somewhat, by increased spending on advertising and promotion initiatives, resulting in a 6.1% improvement in operating profit.

Radio

     Radio revenue was $177.2 million, an $11.0 million or 6.6% increase from $166.2 million in 2002. Fiscal 2003 included the full year results of the 13 radio stations acquired from Standard Radio Inc., effective May 1, 2002 and contributed to the majority of the year-over-year increase in revenues. Excluding the newly acquired radio stations, Radio’s revenues were up only modestly from 2002 reflecting a slow turn- around in the demand for local advertising and the reformatting initiatives at several of its stations, the expenses for which were included in general and administrative expenses. In addition to the reformatting initiatives, Radio increased spending on sales and marketing by 13.1% in 2003 as compared to 2002 in an effort to promote the reformatted stations as well as reinforce the positioning in the market of certain stations in key markets in Canada.

     Radio’s operating profit decreased by $3.3 million, or 7.9%, from 2002 to $38.7 million. The decline was attributable to format changes which generated additional sales and marketing costs during the transition, and which also generally create a significant temporary decline in revenues during the initial reformatting period.

Television

     Television includes the results of OMNI.1 (formerly CFMT-TV), OMNI.2 and Rogers Sportsnet. Canada’s only regional all-sports network, Rogers Sportsnet derives revenues from both advertising and subscriber fees from cable and satellite customers across Canada. Revenue from Rogers Sportsnet increased year-over-year by $16.5 million in 2003. OMNI.2 television began broadcasting during the third quarter of 2002 in the Toronto, Hamilton, Ottawa and London, Ontario markets only five months after receiving licence approval. The licence allows Media to combine the infrastructure of the new station with its existing Toronto multicultural television operation, OMNI.1, creating an efficient combined operation with a dual broadcasting stream. Revenue at the OMNI Channels increased by $10.2 million to $63.3 million compared to 2002. Expense increases at both OMNI and Sportsnet were 4.7% in 2003 as compared to 2002 with much of the increases related to programming. The year-over-year increases in revenues at both the OMNI channels and Rogers Sportsnet translated into a $20.0 million, year-over-year increase in operating profit.

The Shopping Channel

     The Shopping Channel’s revenue increased $8.3 million, or 4.1%, to $210.5 million from $202.2 million in 2002. In 2003, off-air sales represented 26.8% of revenue, up from 25.1% in 2002, and included catalogue, Web site and physical store sales. Operating profit at The Shopping Channel was $19.2 million, a $0.8 million or 4.4% increase from $18.4 million in 2002. Results at The Shopping Channel were impacted by regional issues such as the SARS epidemic, the blackout in Ontario and other world affairs such as the war in Iraq, all of which served to detract viewership and in turn required The Shopping Channel to spend more on sales and marketing activities.

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Media Employees

     Media ended 2003 with 3,025 FTEs, a decrease of 175 from 3,200 at December 31, 2002. The reduction in staff at Media was directly related to the focus on obtaining operational synergies across its properties and the implementation of cost reduction initiatives.

     Total remuneration paid to Media employees (both full and part-time) was approximately $204.9 million, an increase of $7.6 million or 3.9% from $197.3 million in the prior year.

Media PP&E Expenditures

     Total Media PP&E expenditures in 2003 were $41.3 million compared to $42.7 million in 2002. The decrease in 2003 was primarily due to one-time spending in 2002 on the construction of a national distribution centre for The Shopping Channel and the startup costs related to OMNI.2.

MEDIA RISKS AND UNCERTAINTIES

     Media’s business is subject to several operating risks and uncertainties that may result in a material adverse effect on its business and financial results as outlined below.

Dependency upon Advertising

     Media depends on advertising as a material source of its revenue and its businesses would be adversely affected by a further material decline in the demand for local or national advertising. Media derived approximately 53.4% of its revenues in 2003 from the sale of advertising. Media expects advertising will continue to be a material source of Media’s revenue in the future. Advertising revenues, which are largely a function of consumer confidence and general economic conditions, remain unpredictable, although the diversity of the businesses Media operates, both geographically and in terms of the breadth of media, helps to provide some stability to the advertising revenue base. Most of Media’s advertising contracts are short-term contracts that can be terminated by the advertiser with little notice. If a reduction in advertising spending or loss of advertising relationships would adversely affect Media’s results of operations and financial position.

Sensitivity to Global Economic Cycles

     Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns outside of Media’s control. Moreover, because a substantial portion of Media’s advertising revenue is derived from local advertisers, Media’s ability to generate advertising revenue in specific markets is adversely affected by local or regional economic downturns. This is particularly true in the concentrated Toronto market, where the combined revenue from Media’s four radio stations and two over-the-air television stations represented approximately 14% of Media’s revenue in 2003.

Sensitivity to External Events

     External events and consumer behavior substantially influence advertising patterns and media usage. A terrorist attack, such as occurred in the United States on September 11, 2001, or a war may result in a shift in consumer focus and a change in the price or quantity of advertising purchased. If advertising and media spending decline following an unforeseen event, Media’s advertising revenues could be adversely affected.

Importance of Industry Leadership and Ratings

     It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media’s radio and magazine properties are currently leaders in their respective markets, such leadership may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media’s radio and television ratings or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and the rates which it charges advertisers could be adversely affected.

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Portion of Growth from Acquisitions

     Historically, Media’s growth has been generated, in part by strategic acquisitions. Media intends to continue to selectively pursue acquisitions of radio and television stations and publishing properties. Media is not able to predict whether it will be successful in acquiring properties that enhance its businesses. If Media is unable to identify and complete acquisitions, its growth could slow from historical levels. In addition, Media could face difficulties associated with integrating the operations of businesses that it does acquire, which could have a material adverse effect on Media’s business, financial condition or results of operations.

Emergence of Competing Technologies

     New programming or content services, as well as alternative media technologies, such as digital radio services, satellite radio, DTH satellite, wireless and wired pay television, Internet radio and video programming, and on-line publications have either begun competing, or may in the future compete, for programming and publishing content, audiences and advertising revenues. These competing technologies may increase audience fragmentation, reduce Media’s ratings or have an adverse effect on its local or national advertising revenue. These or other technologies and business models may have a material adverse effect on Media’s business, financial conditions or results of operations.

Dependency upon Canadian Magazine Fund

     The Government of Canada created the Canadian Magazine Fund (“CMF”) to help encourage Canadian publishers to continue to produce high-quality and innovative Canadian editorial content, subject to certain eligibility requirements. Beginning with the fiscal year ended March 31, 2001, the CMF intended to provide $150.0 million in funding to Canadian magazine publishers through 2003, $75.0 million of which is intended to support Canadian editorial content. In the fiscal year ended March 31, 2002, the CMF distributed $25.0 million to over 400 publishers in support of Canadian editorial content, with funding pro-rated across based on their respective share of total eligible Canadian editorial expenses. Rogers qualified for approximately $5.0 million in support from the CMF in 2002. For fiscal years beginning with the fiscal year ended March 31, 2004, the Government of Canada has announced a number of changes to the Canadian editorial content envelope of the CMF. Total funding will be reduced in the fiscal year ended March 31, 2004 to $18.0 million and will be reduced to $16.0 million in each of the next two fiscal years. In addition, editorial content funding will be re-oriented to enable the Government to address the industry’s current needs and current market conditions, with more funding provided to ethno- cultural, aboriginal, and minority official-language publications, small community newspapers, arts and literary magazines, and small-circulation magazines.

Exposure to Paper, Printing and Postage Costs

     A significant portion of Publishing’s operating expenses consist of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 5.7% of Publishing’s operating expenses in 2003. Publishing depends upon outside suppliers for all of its paper supplies, holds relatively small quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate considerably. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 10% of Publishing’s operating expenses in 2003. Publishing relies on third parties for all of its printing services. In addition, Publishing relies on the Canadian Postal Service to distribute a large percentage of its publications. A material increase in paper prices, printing costs or postage could have a material adverse effect on Publishing’s business, results of operations or financial condition.

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Potential Impacts from Regulatory Decisions

     Media expects the CRTC to review the Commercial Radio Policy 1998 in 2005 to address issues such as multiple licence ownership and Canadian content. In the interim, the CRTC will review satellite radio issues, including the establishment of a satellite radio policy and licensing framework.

     The CRTC has released its digital television policy, covering issues such as priority carriage and simultaneous substitution. Media believes that the CRTC policy provides an effective framework for the growth and development of digital television broadcasting in Canada. A forthcoming CRTC consultation also will seek to establish a framework for the transition or migration of analog to digital for specialty services.

     The cable and telecommunications industries in Canada generally promote the easing or elimination of foreign ownership restrictions. If successful, the easing or elimination of such ownership restrictions may cause or require integrated communications companies, such as the Company, to establish a separate ownership structure for their broadcasting content entities.

     Copyright liability pressures continue to affect radio and television services. The Copyright Board is considering proposed changes to both Tariff 2 (Broadcast TV) and Tariff 17 (Non-broadcast TV). While the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) has sought tariff increases for each of these tariffs, certain specialty services, including Rogers Sportsnet, also have sought tariff payment adjustments that explicitly recognize the differing value of music for different genres of services. SOCAN and the Neighbouring Rights Collective Society (“NRCC”) also have proposed increases to each of their respective radio tariffs, with the NRCC also seeking to eliminate important revenue threshold and all-talk station tariff payment exemptions.

     In a January 2004 decision, the CRTC renewed the broadcasting licence for Rogers Sportsnet. Although no other expenditure or programming requirements were imposed and a certain degree of additional programming flexibility was afforded, the renewal denied a proposed increase to Rogers Sportsnet’s basic wholesale fee. Rogers Sportsnet’s basic rate will remain at $0.78. Although a strong majority of Rogers Sportsnet subscribers are not on basic, the basic rate can also influence rate negotiations for carriage of Rogers Sportsnet on discretionary tiers. With TSN’s rate at $1.07, Rogers Sportsnet will continue to operate with a comparative disadvantage to TSN.

     Pressures regarding the favourable channel placement of The Shopping Channel below the first cable tier will likely increase. The CRTC is currently considering a policy change which could require cable BDUs to carry mandatory services (i.e. APTN, CPAC and TVA) below the first cable tier. This decision, along with the licensing of new local TV stations, has the potential to affect The Shopping Channel’s placement in some cable systems.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

     This discussion is based upon the Company’s annual Audited Consolidated Statements of Income and the Consolidated Statements of Cash Flows.

     Rogers has consistently invested in upgrading and expanding its networks and communications businesses over time, as well as in developing and deploying new communications service initiatives, all of which are highly capital intensive. Mainly as a result of these PP&E expenditures and the significant amount of debt used to help fund these initiatives and expenditures, interest expense has remained high and resulted in cash shortfalls.

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     Rogers’ net income for the year ended December 31, 2003, was $129.2 million compared to net income of $312.0 million in the prior fiscal year ended December 31, 2002. The reduction in net income of $182.8 million in 2003 is reconciled as follows with non-bracketed numbers denoting changes increasing net income and bracketed items reducing net income:

Change in Net Income (Loss)

(In millions of dollars)
Operating profit	$307.3
Other	(6.5)
Depreciation and amortization	(58.8)

Operating income	242.0
Interest on long-term debt	2.4
Losses from investments accounted for by the equity method	46.6
Foreign exchange gain	297.5
Gain (loss) on repayment of long-term debt	(34.9)
Gain (loss) on sale of other investments	18.5
Writedown of investments	301.0
Gains on disposition of AT&T Canada
Deposit Receipts	(904.3)
Other income	(0.2)
Income taxes	(51.8)
Non-controlling interest	(99.6)

Net income	$(182.8)

•	In 2002, the Company had a net recovery of $6.5 million, made up primarily of a reduction in the liability related to estimates of sales tax at Wireless of $19.2 million, partially offset by workforce reduction costs at Cable of $5.9 million and a change in the estimate of CRTC contribution liability at Wireless of $6.8 million.

•	The $58.8 million increase in depreciation and amortization is mainly due to an increase in the fixed asset base during the year, of which a significant component is related to PP&E expenditures for the Cable network upgrades and capacity expansion to the new GSM/GPRS network at Wireless, and the acceleration of the amortization of the $20.0 million in brand licence cost.

•	The $2.4 million decrease in interest expense is due to the decrease in debt during the year.

•	The $46.6 million decrease in losses from investments accounted for by the equity method is primarily related to the reduction in the equity losses of the Blue Jays.

•	The $297.5 million increase in foreign exchange gains was due to the continuing strengthening of the Canadian dollar throughout 2003 which favourably impacted the translation of the unhedged portion of the Company’s U.S. dollar-denominated long-term debt.

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•	The $34.9 million change in the gain (loss) on early repayment of long-term debt reflects the impact of transactions in 2003 versus 2002 as further detailed in the discussion below.

•	The $18.5 million gain from sale on investments is a result of the sale of certain marketable securities by the Company during the year.

•	The $301.0 million decrease in writedowns on investments is a result of the Company’s review of the value of its investments in publicly traded and private companies and provision recorded in 2002.

•	The $904.3 million decrease in the gain on disposition of AT&T Canada Deposit Receipts was a result of the sale on October 8, 2002 of 25 million AT&T Canada Deposit Receipts owned by the Company.

•	The $51.8 million change in income taxes was due to lower net tax reductions in 2003 compared to 2002 and is calculated under Canadian GAAP as outlined in Note 13 to the Consolidated Financial Statements.

•	The $99.6 million change in non-controlling interest represents the Wireless minority shareholders’ share of the net income of Wireless in 2003 compared to their share of the 2002 loss.

     Rogers’ cash generated from operations before changes in non-cash operating items, which is calculated by adding back all non-cash items such as depreciation and amortization to net income, increased to $984.7 million in 2003 from $642.4 million in 2002. This $342.3 million increase in 2003 is mainly due to the $307.3 million increase in operating income before certain items. Taking into account the changes in non-cash operating items for the 2003 year, cash generated from operations increased by $85.4 million to $853.9 million from $768.5 million in 2002.

     In addition, Rogers raised net funds totaling $796.7 million during 2003 consisting of:

•	$524.0 million received from the increase of long-term debt, which is essentially comprised of Cable’s U.S. Note offering totaling U.S.$350 million (C$470.4 million) issued in June 2003 and the net drawdowns under bank credit facilities during the year of $51.5 million and a $2.1 million net increase in capital leases, mortgages and other;

•	proceeds on the sale of investments of $20.7 million; and

•	$252.0 million cash proceeds received from the issuance of equity, of which $13.0 million was received for the issuance of Class B Non-Voting Shares under employee share purchase plans and the exercise of employee stock options and $239.0 million was received upon the issuance of 12,722,647 Class B Non-Voting Shares in May 2003.

     Including the $853.9 million of cash generated from operations after changes in working capital, the aggregate net funds raised in 2003 totaled $1,650.6 million.

     The net funds used during 2003 totalled approximately $1,687.7 million consisting of:

•	additions to property plant and equipment of $963.7 million;

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•	aggregate redemptions of long-term debt of $626.0 million repurchases and redemptions by RCI and Cable of certain Canadian and U.S. dollar-denominated public debt;

•	payment of dividends of $11.6 million on Class B Non-Voting Shares, Class A Voting Shares and Series E Preferred Shares;

•	net other investments of $27.9 million of which $29.4 million relates to cash contributions to the Blue Jays net of $3.6 million cash distributions received from other investments;

•	distributions on Convertible Preferred Securities of $33.0 million;

•	premiums on the early repayment of long-term debt aggregating $19.3 million; and

•	financing costs incurred of $6.2 million.

     As a result of the above, cash of $37.2 million was used during 2003. Taking into account the $26.9 million cash balance at the beginning of the year, the ending 2003 cash deficiency was $10.3 million.

Financing

     Rogers’ long-term financial instruments are described in the Notes to the Consolidated Financial Statements.

     During 2003, the following financings were completed: in May, 2003, RCI completed a $250 million equity issue with the issuance of 12,722,647 Class B Non-Voting Shares for proceeds, net of fees and expenses, of $239.0 million; and in June, 2003, Cable issued U.S.$350.0 million (Canadian equivalent $470.4 million) 6.25% Senior Secured Second Priority Notes due 2013.

     During 2003, the following debt redemptions were made, which aggregated $626.0 million with repurchase premiums of $19.3 million in total: in April, 2003, RCI redeemed US $54.6 million aggregate principal amount of its 9 1/8% Senior Notes due 2006 at a redemption price of 101.521% of the aggregate principal amount; in June, 2003, Cable redeemed U.S.$74.8 million aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.0% of the aggregate principal amount; in July, 2003, RCI redeemed US $205.4 million aggregate principal amount of its 8 7/8% Senior Notes due 2007 at a redemption price of 102.958% of the aggregate principal amount; and in August, 2003, RCI redeemed $165.0 million aggregate principal amount of its 8 3/4% Senior Notes due 2007 at a redemption price of 102.917% of the aggregate principal amount.

     In February, 2004, Cable redeemed $300.0 million aggregate principal amount of its 9.65% senior secured second priority debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount on February 23, 2004.

     In January, 2004, Cable established a dividend/distribution policy to distribute $6.0 million per month to RCI on a regular basis, starting in January, 2004.

     Rogers structures its borrowings generally on a stand-alone basis. Therefore, borrowings by each of its three principal operating groups are generally secured only by the assets of the respective entities within each operating group, and such instruments generally do not provide for guarantees or cross-collateralization or cross-defaults between groups. Currently, no such guarantees or cross-collaterilizations or cross-defaults between the groups exist.

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     At December 31, 2003, Rogers’ long-term committed bank credit facilities provided for aggregate credit of $2.28 billion, of which $237.5 million was drawn down. Generally, access to these credit facilities is subject to compliance within certain debt to operating profit ratios, and at December 31, 2003, based upon the most restrictive covenants under the bank credit facilities and public debt instruments, Rogers could have borrowed additional long-term debt under existing credit facilities of approximately $1.90 billion including $400.0 million available for the repayment of debt maturing in Cable in 2005.

     Of all the Rogers debt instruments, the provisions of the bank loan agreements generally impose the most restrictive limitations on the operations and activities of the companies governed by these agreements. The most significant of these restrictions are debt incurrence and maintenance tests (based upon certain ratios of debt to operating profit), restrictions upon additional investments, sales of assets and distributions to shareholders. Rogers and its subsidiaries are currently in compliance with all of the covenants under their respective debt instruments and Rogers expects all covenants to remain in compliance. (See Note 10 to the Consolidated Financial Statements for details of the specific debt instruments.) On December 31, 2003, a total of $270.1 million could have been distributed to Rogers Corporate from Media via the repayment of unsecured subordinated intercompany notes.

     Rogers’ required repayments on all long-term debt in the next five years totals $2.5 billion, excluding an aggregate $36.2 million effect of cross-currency interest rate exchange agreements. In 2004, required repayments total $11.5 million. In 2005, required repayments total $651.1 million including $376.8 million for the repayment of Cable’s 10% Senior Secured Second Priority Notes due 2005 and $271.2 million for the repayment of Rogers’ 5 3/4% Convertible Debentures due 2005. In 2006, required repayments total $323.1 million, mainly comprised of $75.0 million for the repayment of Rogers’ 10 1/2% Senior Notes due 2006, $160.0 million for the repayment of Wireless’ 10 1/2% Senior Secured Notes due 2006, $22.2 million for the repayment of a mortgage due 2006, and the $63.5 million outstanding under the Media bank credit facility at December 31, 2003. In 2007, required repayments total $936.2 million mainly comprised of $450.0 million for the repayment of Cable’s 7.60% Senior Secured Second Priority Notes due 2007, $253.5 million for the repayment of Wireless’ 8.30% Senior Secured Notes due 2007 and $231.4 million for the repayment of Wireless’ 8.80% Senior Subordinated Notes due 2007. In 2008, required repayments total $568.6 million comprised of $430.6 million for the repayment of Wireless’ 9 3/8% Senior Secured Debentures due 2008, and the $138.0 million outstanding under the Wireless bank credit facility at December 31, 2003.

     Cable expects to continue to incur significant PP&E expenditures. In 2004, Cable expects to incur PP&E expenditures excluding the telephony initiative, of between $440.0 million and $465.0 million primarily relating to the purchase and placement of CPE associated with new digital and Internet subscribers, the upgrading of certain portions of our network and scalable infrastructure, the extension of its network into newly constructed areas and buildings, as well as for information technology and other general capital initiatives, including the forced movement of the plant associated with municipal and other improvement projects. In 2004, including the telephony issue, Cable anticipates an additional investment of between $140 million and $170 million during 2004 associated with the deployment of an advanced Internet Protocol multimedia network to support primary line voice-over-cable telephony and other new services across its cable service areas as discussed in “Overview — Telephony Initiative” above. Cable expects operating profit to increase in 2004 and anticipate incurring a net cash shortfall in 2004. Cable believes it will have sufficient capital resources to satisfy its cash funding requirements in 2004, taking into account cash from operations and the amount that will be available under the $1.075 billion amended and restated bank credit facility.

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     Cable’s amended and restated $1.075 billion bank credit facility, which was established in January 2002, is comprised of two tranches (1) the $600 million Tranche A that matures on January 2, 2009 and (2) the $475 million Tranche B that reduces by 25% annually on each of January 2, 2006, 2007, 2008 and 2009. In September, 2003, Cable amended its bank credit facility to eliminate the possibility of earlier than scheduled maturity of Tranche B and availability on a $400.0 million portion of Tranche B has been reserved to repay Cable’s Senior Secured Notes due 2005. The $400 million reserved amount will be reduced by an amount equal to any repayment of the Notes due 2005 made from time to time from any source including Tranche B and, as a result, an amount equal to such repayments becomes available to Cable under Tranche B.

     Wireless’ $700 million bank credit facility reduces by 20% on April 30, 2006 and again on April 30, 2007 with the final 60% reduction on April 30, 2008. However, the bank credit facility will mature on May 31, 2006 if the Company’s Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these notes are repaid, then the bank credit facility will mature on September 30, 2007 if the Company’s Senior Secured Notes due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007.

     Rogers believes that Wireless will have a net cash surplus in 2004 so that Wireless will have sufficient capital resources to satisfy its cash funding requirements in 2004, taking into account cash from operations.

     Rogers believes that Cable will have a net cash shortfall in 2004 but that Cable will have sufficient capital resources to satisfy its cash funding requirements in 2004, taking into account cash from operations and the amount that will be available under its $1.075 billion amended and restated bank credit facility.

     Rogers believes that Media will be in a cash surplus position in 2004. Rogers believes that if Media were to incur a cash shortfall, it would have sufficient capital resources to satisfy its cash funding requirements in 2004, taking into account cash from operations and the amount that will be available to be borrowed under its $500.0 million bank credit facility.

     Rogers believes that, on an unconsolidated basis, it will have, taking into account interest income and repayments of intercompany advances together with the receipt of management fees paid by the operating subsidiaries and regular $6 million monthly distributions from Cable and investments and cash on hand, sufficient capital resources to satisfy its cash funding requirements in 2004.

     In the event that Rogers or any of its operating subsidiaries do require additional funding, Rogers believes that any such funding requirements would be satisfied by issuing additional debt financing, which may include the restructuring of existing bank credit facilities or issuing public or private debt at any of the operating subsidiaries or at Rogers or issuing equity of Rogers or of Wireless, all depending on market conditions. In addition, Rogers or its subsidiaries may refinance a portion of existing debt subject to market conditions and other factors.

     On February 7, 2003, Moody’s revised its ratings on Cable’s senior secured and senior subordinated public debt downward from Baa3 and Ba1 to Ba2 and Ba3, respectively. In addition, Moody’s revised its ratings on RCI’s senior unsecured debt rating downward from Ba1 to B2. Moody’s provided a stable outlook for these newly revised Cable and RCI debt ratings. On October 24, 2003, Moody’s changed the

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ratings outlook on the Wireless senior secured and senior subordinated public debt, which are rated Ba3 and B2 respectively, to positive from stable.

     On March 5, 2003, Standard & Poor’s revised its ratings outlook downward on both Cable’s senior secured and senior subordinated public debt, which are rated BBB- and BB- respectively, as well as on RCI’s BB- senior unsecured debt rating to negative from stable. On October 30, 2003, Standard & Poor’s revised its ratings outlook upwards on Wireless’ senior secured and senior subordinated public debt, which are rated BB+ and BB- respectively, to positive from stable.

     The Company does not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Interest Rate and Foreign Exchange Management

     Rogers uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, “swaps”, foreign exchange forward contracts, and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated to hedge specific debt instruments. In order to minimize the risk of counterparty default under these agreements, Rogers assesses the creditworthiness of its counterparties. At December 31, 2003, all of Rogers’ counterparties in these agreements are financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.

     The incurrence of U.S. dollar-denominated debt has caused substantial foreign exchange exposure as Rogers’ operating cash flow is almost exclusively denominated in Canadian dollars. Rogers has established a target of hedging at least 50% of its foreign exchange exposure through the use of hedging instruments outlined above. At December 31, 2003 and 2002, Rogers had U.S. dollar-denominated long-term debt of US$2,868.3 million and US$2,845.9 million, respectively. At December 31, 2003 and 2002, US$1,943.4 million and US$1,768.4 million, respectively, or 67.8% and 62.1%, respectively, was hedged with cross-currency interest rate exchange agreements at an average exchange rate of C$1.4647 and C$1.4766, respectively to US$1.00. The increase in Rogers’ hedged position in 2003 was due to the repayment of U.S. dollar-denominated debt during 2003, as discussed above. The decrease in the average exchange rate to $1.4647 in 2003 was due to entering into a new swap in Cable in the notional amount of US$175.0 million at an exchange rate of $1.3445 concurrent with the incurrence of U.S. dollar-denominated debt and US$350 million debt issue at Cable.

     Management will continue to monitor its hedged position with respect to foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust its hedged position with respect to foreign exchange fluctuations in the future by unwinding certain existing hedges or by entering into cross-currency interest rate exchange agreements or by using other hedging instruments.

     The cross-currency interest rate exchange agreements had the effect at December 31, 2003 of converting the interest rate on U.S.$1,558.4 million of long-term debt from an average U.S. dollar fixed interest rate of 8.82% per annum to an average Canadian dollar fixed interest rate of 9.70% per annum on $2,346.0 million, compared with the 2002 effect of converting U.S.$1,383.4 million of long-term debt from an average U.S. dollar fixed interest rate of 9.15% per annum to an average Canadian dollar fixed interest rate of 9.94% per annum on $2,110.7 million; and converting the interest rate on U.S.$385.0 million of long-term debt from an average U.S. dollar fixed interest rate of 9.38% per annum to $500.5 million at a weighted average floating interest rate equal to the bankers’ acceptances rate plus 2.35% per annum, which totalled 5.11% at December 31, 2003, as compared with 5.22% in 2002. The Company also assumed an interest rate exchange agreement upon an acquisition during 2001. This interest rate

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exchange agreement has the effect of converting $30.0 million of floating rate obligations of the Company to a fixed interest rate of 7.72% per annum.

     The total long-term debt at fixed interest rates at December 31, 2003 and 2002, was $4,560.6 million and $5,024.2 million, respectively, or 86.0% and 88.3%, respectively, of total long-term debt. Historically, Rogers has targeted to maintain fixed interest rates on at least 80% of its outstanding long-term debt.

     Rogers’ effective weighted average interest rate on all long-term debt as at December 31, 2003 and 2002, including the effect of the interest exchange agreements and cross-currency interest rate exchange agreements, was 8.48% and 8.74%, respectively.

     The following table presents a summary of the effect of changes in the foreign exchange rate on the unhedged portion of Rogers’ U.S. dollar-denominated debt and the resulting change in the principal carrying amount of debt, interest expense and earnings per share, based on a full year impact.

	Change in	Change in
	debt principal	interest	Earnings
	amounts	expense	per
Change in Cdn$ vs. US$(1)	($ millions)	($ millions)	share(2)

$0.01	$9.2	$0.6	$0.042
0.03	27.7	1.8	0.127
0.05	46.2	3.0	0.211
$0.10	$92.5	$6.1	$0.422

     (1)  Canadian equivalent of unhedged U.S. dollar-denominated debt if U.S. dollar costs an additional Canadian cent.
     (2) Assumes no income tax effect. Based on the number of shares outstanding as at December 31, 2003.

     At December 31, 2003, interest expense would have increased by $7.4 million per year if there was a 1% increase in the interest rate on the portion of long-term debt that is not at fixed interest rates.

     Rogers’ US $2,868.3 million of U.S. dollar-denominated long-term debt is spread among its different operating entities and the parent company. The following table provides a breakdown by company of the U.S. dollar exposure and the percentage of its exposure by business unit that has been hedged as at December 31, 2003.

	U.S. dollar Debt
Business Unit	($ millions)	% hedged

Cable	$1,305.2	81.1%
Wireless	1,353.3	65.4
Rogers Corporate	209.8	—

Total	$2,868.3	67.8%

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INTERCOMPANY AND RELATED PARTY TRANSACTIONS

RCI Arrangements with its Subsidiaries

     The Company has entered into a number of agreements with its subsidiaries, including Wireless, Cable and Media. These agreements govern the management, commercial and cost-sharing arrangements that the Company has with its subsidiaries. The Company monitors intercompany and related party agreements to ensure they remain beneficial to the Company. The Company continually evaluates the expansion of existing arrangements and the entry into new agreements.

     The Company’s agreements with its subsidiaries have historically focused on areas of operation in which joint or combined services provide efficiencies of scale or other synergies. For example, in late 2001, the Company began managing the call center operations of Wireless and Cable, with a goal of improving productivity, increasing service levels and reducing costs.

     More recently, the Company’s arrangements are increasingly focusing on sales and marketing activities. In February 2004, the board of directors of Rogers Cable and Rogers Wireless approved two additional arrangements.

•	Distribution. Rogers Wireless will provide management services to Rogers Cable in connection with the distribution of Rogers Cable products and services through retail outlets and dealer channels and will also manage Rogers Cable’s e-commerce relationships. Rogers Wireless may manage other distribution relationships for Rogers Cable if mutually agreed by both partners.

•	Rogers Business Services. Rogers Wireless will establish a division, Rogers Business Solutions, that will provide a single point to contact to offer the full range of Rogers Wireless products and services and Rogers Cable’s products and services to small and medium businesses and, in the case of telecommunication virtual private network services, to corporate business accounts and employees.

     The definitive terms and conditions of the agreements between Rogers Cable and Rogers Wireless relating to these arrangements will be subject to the approval of the audit committee of both Rogers Wireless’ and Rogers Cable’s board of directors.

     In addition, the Company continues to look for other operations and activities that can be shared or jointly operated with other companies within the Rogers group. Specifically, the expansion of inter-company arrangements relating to sales and marketing activities as well as other arrangements that may result in greater integration with other companies within the Rogers group are being considered. In the future, market conditions may require RCI to further strengthen its arrangements to better coordinate and integrate its sales and marketing and operational activities with its affiliated companies. Any new arrangements will be entered into only if the Company believe such arrangements are in each company’s best interests.

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Management Services Agreement

     Each of Wireless, Cable and Media has entered into a management services agreement with Rogers under which Rogers agrees to provide executive, administrative, financial, strategic planning, information technology and various other services to each subsidiary. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service on the subsidiary’s Boards of Directors and on committees of the Boards of Directors, advice and assistance in relationships with employee groups, internal audits, investor relations, purchasing and legal services. In return for these services, each of the subsidiaries has agreed to pay Rogers fees, which, in the case of Cable and Media, is an amount equal to 2% of their respective consolidated revenue for each fiscal quarter, subject to certain exceptions, and, in the case of Wireless, is an amount equal to the greater of $8 million per year (adjusted for changes in the Canadian Consumer Price Index from January 1, 1991) and an amount determined by both Rogers and the independent directors serving on the Audit Committee of Wireless.

Call Centres

     The Company is a party to agreements with Wireless and Cable pursuant to which the Company provides customer service functions through its call centres. Wireless and Cable pay the Company commissions for new subscriptions, products and service options purchased by subscribers through the call centres. The Company is reimbursed for the cost of providing these services based on the actual costs incurred. The Company, under the agreement, cannot charge additional amounts that exceed an agreed upon cost per call rate multiplied by actual call volume. The assets used in the provision of these services are owned by Wireless and Cable. This agreement is for an indefinite term and is terminable upon 90 days notice.

Accounts Receivable

     The Company manages the subscriber account collection of activities of Wireless and Cable. Wireless and Cable are responsible, however, for the costs incurred in the collection and handling of their accounts.

Cost Sharing and Services Agreements

     The Company has entered into other cost sharing and services agreements with its subsidiaries in the areas of accounting, purchasing, human resources, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. Generally, these services are provided to the RCI subsidiaries by the Company and are on renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs expenses and makes PP&E expenditures, these costs are typically reimbursed by the Company, on a cost recovery basis, in accordance with the services provided on behalf of the Company by RCI.

Corporate Opportunity

     Rogers and Wireless have agreed under a business areas and transfer agreement that Rogers will, subject to any required regulatory, lender or other approvals, continue to conduct all of its cellular telephone operations and related mobile communications businesses through Wireless. Rogers believes that by conducting its cellular telephone operations and related mobile communications business through Wireless, the potential for conflicts of interest between Wireless and Rogers and directors or officers of Rogers who are also directors or officers of Wireless will be reduced.

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Minority Shareholders Protection Agreement

     The Company has entered into a shareholder protection agreement with Wireless that extends certain protections to holders of Wireless’ Class B Restricted Voting Shares (“RWCI’s Restricted Voting Shares”). The Company has agreed with Wireless that:

•	in respect to a “going-private” transaction involving Wireless proposed by Rogers or insiders, associates or affiliates thereof:

–	a formal valuation of RWCI’s Restricted Voting Shares will be prepared by an independent valuer,

–	the consideration offered per share will not be less than the value or will be within or exceed the range of values per share arrived at in the formal valuation and

–	such transaction will be subject to approval by the majority of the minority of RWCI’s Restricted Voting Shares (minority shareholders will exclude the Company’s affiliates); and

•	in respect to an issuer bid or insider bid made by Rogers or any of its subsidiaries relating to Wireless:

–	a formal valuation will be prepared by an independent valuer, and

–	the consideration offered per share to holders of RWCI’s Restricted Voting Shares will not be less than 66 2/3% of the value (or of the midpoint of the range of values) arrived at in the formal valuation.

     The Company and Wireless have also agreed under the terms of the shareholder protection agreement that a committee of independent directors of Wireless will be responsible for the selection of the independent valuer and will review and report to the Board of Directors on any transaction. The Board of Directors will be required to disclose its reasonable belief as to the desirability or fairness of the transaction to holders of RWCI’s Restricted Voting Shares.

     The shareholder protection agreement provides certain instances in which a transaction is not subject to the valuation and minority approval requirements, including if the price to be offered to all shareholders is arrived at through arm’s length negotiations with a selling holder of a sizeable block of RWCI’s Restricted Voting Shares, provided such holder had full knowledge and access to information concerning Wireless. Further, a going-private transaction will not be subject to minority shareholder approval where 90% or more of the outstanding RWCI’s Restricted Voting Shares are held by Rogers or its affiliates. Rogers has agreed that, so long as Rogers owns or controls shares representing 50% or more of the voting interest of the shares of the Company, Rogers will not vote any of RWCI’s Restricted Voting Shares which it may own or control with respect to the election of the three directors to be elected by the holders of RWCI’s Restricted Voting Shares as a class.

     The provisions of the shareholder protection agreement may not be waived or amended by Rogers or Wireless without the approval of the majority of holders of RWCI’s Restricted Voting Shares, excluding any holder who was an affiliate of the Wireless. The rights and obligations under the shareholder protection agreement are in addition to any applicable requirements of law and regulatory authorities.

57

Arrangements between RCI Subsidiaries

Invoicing of Common Customers

     Pursuant to an agreement with Cable, Wireless purchases the accounts receivables of Cable for common subscribers who elect to receive a consolidated invoice. Wireless is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these receivables at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically. This agreement is for a term of one year.

Distribution of Wireless’ Products and Services

     Cable and Wireless have entered into an agreement for the sale of the Company’s products and services through the Rogers Video retail outlets owned by Cable. Wireless pays Cable commissions for new subscriptions equivalent to amounts paid to third-party distributors.

Distribution of Cable’s Products and Services

     Wireless has agreed to provide retail field support to Cable and to represent Cable in the promotion and sales of its business products and services. Under the retail field support agreement, Wireless’ retail sales representatives receive sales commissions for achieving sales targets with respect to Cable products and services, the cost of which to Wireless is reimbursed by Cable.

Transmission Facilities

     Wireless has entered into agreements with Cable to share the construction and operating costs of certain co-located fibre-optic transmission and microwave facilities. The costs of these facilities are allocated based on usage or ownership, as applicable. Since there are significant fixed costs associated with these transmission links, Wireless and Cable have achieved economies of scale by sharing these facilities resulting in reduced capital costs. In addition, Wireless receives payments from Cable for the use of its data, circuits, data transmission and links. The price of these services is based on usage or ownership, as applicable.

     In addition, the Company continues to look for other operations and activities that can be shared or jointly operated with other companies within the Rogers group. Specifically, is the consideration of the expansion of inter-company arrangements relating to sales and marketing activities as well as other arrangements that may result in greater integration with other companies within the Rogers group. Cable also may receive billing and other services from Rogers Wireless in connection with its launch of voice-over-cable telephony services. If Rogers Telecom assumes responsibility for providing voice-over cable telephony services, Cable would enter into an agreement with Rogers Telecom relating to, among other things, the use of Cable’s network. In the future, market conditions may require RCI to further strengthen its arrangements to better coordinate and integrate its sales and marketing and operational activities within the company.

AT&T Arrangements

     In November 1996, Wireless entered into a long-term strategic alliance with AT&T Corp., its affiliate AT&T Canada Enterprises Inc. (“AT&T Canada Enterprises”) and its then affiliates, AWE and AT&T Canada. AT&T Canada, now renamed Allstream Inc., offers local and long-distance telephone and data transmission services to business customers in Canada. This strategic alliance included, among other things, a brand licence agreement under which Wireless was granted a licence to use, on a co-branded basis, the AT&T brand in connection with the marketing of its wireless communications services.

     In 1999, Wireless entered into a renewed long-term strategic alliance with AWE, AT&T Canada Enterprises and AT&T Canada involving a number of agreements. In January 2003, the Company’s supply and marketing agreement and non-competition agreement with AT&T Canada were terminated. The relevant agreements between Wireless and AWE, AT&T Canada Enterprises or AT&T Canada, as applicable, are described below.

Brand Licence Agreement

     Wireless entered into an amended brand licence agreement with AT&T Canada Enterprises under which it was granted a licence to use the AT&T brand on a co-branded basis in connection with the marketing of Wireless’ services. In December 2003, Wireless and AT&T Canada Enterprises amended the brand licence agreement to permit Wireless to terminate the agreement at any time, but not later than March 31, 2004. Wireless has given notice of termination that will become effective March 8, 2004. Following a windup period of nine months, Wireless will cease to use the AT&T brand and will thereafter carry on business as Rogers Wireless. Wireless is required to pay a royalty of approximate $2.5 million per month to AT&T Canada Enterprises during the windup period until Rogers Wireless ceases to advertise using the AT&T brand.

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AWE Investment in Rogers Wireless

     In 1999, as part of the renewed strategic alliance, AT&T and British Telecommunications plc (“BT”) created JVII, a partnership that was 50% indirectly owned by each of AT&T and BT, and, through JVII, they acquired an equity interest of approximately 33 ?% in Rogers for a purchase price of approximately $1.4 billion in 1999. In preparation for its spin-off of AWE, AT&T transferred its interest in JVII to AWE. In June 2001, AWE acquired BT’s interest in JVII. Also in 2001, through JVII, AWE participated in an equity rights offering to finance Wireless’ acquisition of additional spectrum licences. AWE’s equity interest is currently approximately 34.2%. As described below, there are certain rights and restrictions associated with any future sale of this interest in Wireless that JVII might contemplate.

Mobile Wireless Marketing, Technology and Services Agreement

     Wireless entered into an amended and restated mobile wireless marketing, technology and services agreement with AWE that enables them to share marketing and technology information and requires the parties to work together to develop networks with common features for their respective subscribers. This agreement may be terminated at any time by either party. No amounts are payable under the agreement.

Roaming Agreement

     Wireless maintains a reciprocal roaming agreement with AWE whereby AWE provides wireless communications services to Wireless’ subscribers when they travel to the U.S. and the Company provides the same services to AWE subscribers when they travel to Canada. This agreement may be terminated upon short notice by either party.

Over-the-Air Activation Agreement

     Wireless currently utilizes the services of AWE for automated “over-the-air” (“OTA”) programming of subscriber handsets. The current agreement with AWE expires March 31, 2004, at which time the Company will assume responsibility for OTA programming.

Shareholders Agreement

     In connection with the JVII investment described above, the Company, Wireless, and JVII entered into a shareholders agreement. Pursuant to the shareholders agreement, Rogers has agreed as a shareholder of Wireless to cause JVII to have the following rights:

•	various governance rights with respect to Wireless and its wholly-owned subsidiary, RWI, including the ability to nominate four directors to each Board of Directors and representation on each committee of such Boards of Directors;

•	the ability to nominate any Chief Technology Officer for Wireless or RWI;

•	the requirement for JVII’s consent to certain transactions involving Wireless or RWI including;

–	a sale of all or substantially all of its assets, including a sale of control of RWI;

–	a decision by Wireless or RWI to carry on a business other than specified wireless businesses;

–	certain issuances of equity securities by Wireless;

–	the entering into by Wireless with certain competitors of AWE of any material contract which is outside the ordinary course of wireless business.

–	certain amalgamations, mergers or business combinations; and

–	the entering into of certain related party transactions;

–	the issuance of indebtedness by Wireless that would result in total indebtedness for borrowed money outstanding in excess of five times earnings before interest, taxes, depreciation and amortization (“EBITDA”) based on 12-month trailing EBITDA calculated on a consolidated basis;

–	the grant by the Company to JVII of a right to make a first offer and a right of first negotiation in respect of that offer if the Company wishes to transfer its shares of Wireless (other than to members of the Rogers group of companies or pursuant to other exceptions)

59

     The shareholders agreement also provides for, among other things:

•	JVII’s agreement to support any going-private transaction relating to Wireless which is initiated by RCI and which does not dilute JVII’s equity and voting interest in Wireless, subject to certain liquidity rights in favour of AWE;

•	a requirement that JVII convert all of the Class A Multiple Voting Shares owned by it into Class B Restricted Voting Shares if any person other than AWE and permitted transferees become the beneficial owners of, directly or indirectly, more than a majority of the equity shares of JVII, or have the power, in law or in fact, to direct the management and policies of JVII;

•	the grant by RCI to JVII of the right to make a first offer, and a right of first negotiation in respect to that offer, if RCI wishes to sell any shares of Wireless (other than to members of the Rogers group of companies, the Rogers Family or pursuant to other exceptions);

•	the grant by JVII to RCI of the right to make a first offer, and a right of first negotiation in respect to that offer, if JVII decides to sell any of its shares of Wireless;

•	certain shotgun rights of first refusal in the event that a material competitor of AWE acquires control of the Company at a time when, among other requirements, the Brand Licence Agreement is in effect (on March 8, 2004, Wireless will begin transitioning its branding to Rogers Wireless from Rogers AT&T Wireless); and

•	Wireless has agreed that if Wireless proposes to issue treasury shares, each of the Company and JVII has a pre-emptive right to purchase additional shares of Wireless in order to maintain their respective voting and equity interests in Wireless (subject to exceptions).

     If JVII notifies RCI that it wishes to sell all or any portion of its shares of Wireless and if RCI does not purchase those shares under its right of first offer and right of first negotiation, JVII may sell the shares to third parties provided, amongst other things, that (i) any Class A Multiple Voting Shares of the Company to be sold are first converted into Class B Restricted Voting Shares, (ii) such shares are sold to any third party at a price greater than the highest price offered to RCI under its right of first offer and first negotiation and (iii) JVII may not sell to any one third party, shares representing more than 5% of the equity of Wireless (or 10% in the case of certain service providers to Wireless) to any one party.

     The shareholders agreement terminates in certain circumstances, including (subject to exceptions) in the event that JVII ceases to own at least 20% of the equity shares of Wireless.

     Concurrently with entering into of the shareholders agreement, Wireless entered into a registration rights agreement with JVII. Under that agreement, in connection with a sale by JVII of shares of Wireless to a third party or parties, JVII is entitled, subject to certain limitations, to require Wireless to qualify the sale of such shares pursuant to a prospectus or registration statement filed with Canadian or U.S. securities regulators.

     Other Related Party Transactions

     The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. During 2003, total amounts paid by the Company to these related parties for legal services, commissions paid on premiums for insurance coverage and other services aggregated $6.1 million (2002 - $7.0 million), for interest charges of $15.1 million (2002 - $8.5 million) and for underwriting fees related to financing transactions and telecommunications and programming services amounting to $59.2 million (2002 - $60.4 million).

     The Company also received $0.2 million (2002 - $0.1 million) from RTL for rent and office services.

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OUTSTANDING SHARE DATA

     Set out below is the outstanding share date for the Company as at December 31, 2003. For additional detail, please see Note 11 to the Consolidated Financial Statements.

Common Shares
Class A Voting	56,235,394
Class B Non-Voting	177,241,646

Options to Purchase Class B Non-Voting Shares
Outstanding Options	18,981,033
Exercisable Options	12,171,834

Securities Convertible into Class B Non-Voting Shares

Class	Number or Amount Outstanding	Number of Shares Issuable on Conversion
Series E Convertible Preferred Shares	104,488	104,488
Convertible Preferred Securities	$600,000,000	17,142,840
Convertible Senior Debentures	$290,589,000	7,726,270

DIVIDENDS AND OTHER PAYMENTS ON RCI EQUITY SECURITIES

     In May 2003, the RCI Board of Directors (the “Board”) adopted a dividend policy that provides for dividends aggregating, annually, $0.10 per share to be paid on each outstanding Class A Voting Share and Class B Non-Voting Share. Pursuant to this policy, the dividends are to be paid twice yearly in the amount of $0.05 per share to holders of record of such shares on the record date established by the Board for each dividend at the time such dividend is declared. These dividends are currently scheduled to be made on the first trading day following January 1 and July 1 in each year. As noted below, the first such semi-annual dividend pursuant to the policy was paid July 2, 2003. Payment of these dividends on the Class A Voting and Class B Non-Voting Shares requires that a semi-annual dividend in the amount of $0.05 per share be paid at the same time on the Series E Preferred Shares.

     The dividend policy will be reviewed periodically by the Board. The declaration and payment of dividends are at the sole discretion of the Board and depend on, among other things, RCI’s financial condition, general business conditions, legal restrictions regarding the payment of dividends by it, some of which are referred to below, and other factors which the Board may, from time-to-time, consider to be relevant. As a holding company with no direct operations, the Company relies on cash dividends and other payments from its subsidiaries and its own cash balances to pay dividends to the Company’s shareholders. The ability of the Company’s subsidiaries to pay such amounts to the Company is limited and is subject to the various risks as outlined in this discussion, including, without limitation, legal and contractual restrictions contained in instruments governing subsidiary debt.

     During 2003, the Board declared dividends in aggregate of $0.10 per share on each of its outstanding Class B Non-Voting Shares, Class A Voting Shares and Series E Preferred Shares, $0.05 of which were paid on July 2, 2003 to shareholders of record on June 16, 2003 and $0.05 of which was paid on January 2, 2004 to shareholders of record on December 12, 2003.

     During the year ended December 31, 2002, no dividends were declared on Class A Voting Shares, Class B Non-Voting Shares, Series B Preferred Shares and Series E Preferred Shares held by members of its Management Share Purchase Plan. Prior to 2000, no dividends had been declared on the Class A Voting Shares or Class B Non-Voting Shares since the fiscal year ended August 31, 1982. In fiscal 2000, dividends aggregating $10.2 million were paid on the Class A Voting Shares, the Class B Non-Voting Shares, the Series B Preferred Shares and the Series E Preferred Shares. During the year ended December 31, 2001, $14,000 of dividends declared in 2001 were paid on Series B Preferred Shares and Series E Preferred Shares held by members of its Management Share Purchase Plan. Dividends may not be paid in respect of the Class A Voting Shares or Class B Non-Voting Shares unless all accrued and unpaid dividends in respect of its Preferred Shares have been paid or provided for. As at December 31, 2002, the Company had declared and paid all dividends scheduled to be paid in respect of its Preferred Shares pursuant to the terms of such Preferred Shares. The Company paid dividends in respect of its Preferred Shares and distributions in respect of its Convertible Preferred securities in aggregate amounts of approximately $20.3 million, $18.6 million, $18.6 million, $20.3 million and $29.8 million for the years ends December 31, 1999, 2000, 2001, 2002 and 2003 respectively, in each case net of income taxes and exclusive of dividends paid to subsidiary companies. In 2002, the Company accreted interest, excluding acquisition costs as described in Note 11 (c) to the Consolidated Financial Statements of approximately $15.4 million on the Company Preferred Securities, net of income tax recovery of $9.7 million and $16.5 million on the Company’s Collateralized Equity Securities.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS1

Contractual Obligations

     The Company’s material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, mortgage and capital lease obligations and operating lease arrangements are summarized below as at December 31, 2003 and are fully disclosed in Notes 10 and 19 of the Audited Consolidated Financial Statements.

	Less
	Than 1			After 5
	Year	1-3 Years	4-5 Years	Years	Total

Long-term Debt	$6,400	$946,473	$1,503,485	$2,479,543	$4,935,901
Mortgages and Capital Leases	5,098	27,791	1,313	129	34,331
Operating Leases	114,824	191,874	127,499	85,633	519,830
Purchase Obligation	101,243	44,504	47,056	125,811	318,614
Other Long-Term Liabilities reflected on the Balance Sheet Under GAAP	38,607	28,585	7,765	347	75,304

Total	$266,172	$1,239,227	$1,687,118	$2,691,463	$5,883,980

(1)  The amended wireless bank credit facility will mature on May 31, 2006 if our Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these notes are repaid, then the amended bank credit facility will mature on September 30, 2007 if our Senior Secured Notes due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007.

(2)  Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependant. An estimate of what we will spend in 2004 on these items is as follows:

i.	Wireless is required to pay annual spectrum licensing and CRTC contribution fees to Industry Canada. We estimate our total payment obligations to Industry Canada will be approximately $60.0 million in 2004.

ii.	Payments to acquire customers in the form of commissions and payments to retain customers in the form of residuals are made pursuant to contracts with distributors at Wireless. We estimate that payments to these distributors and other retailers will be approximately $340.0 million in 2004.

iii.	We are required to make payments to other communications providers for interconnection, roaming and other services at Wireless. We estimate the total payment obligation to be approximately $145.0 million in 2004.

iv.	We estimate our total payments to a major network infrastructure supplier at Wireless to be approximately $165.0 million in 2004.

v.	Based on Cable’s approximately 2.3 million basic cable subscribers as of December 31, 2003, the Company estimates that its total payment obligation to programming suppliers in 2004 will be approximately $399.9 million, including amounts payable to the copyright collectives and the Canadian programming production funds. The Company estimates that Rogers Video will spend approximately $62.7 million in 2004 on the acquisition of videocassettes, DVDs and video games (as well as non-rental merchandise) for rental or sale in Rogers Video stores. In addition, the Company expects to pay an additional amount of approximately $24.9 million in 2004 to movie studios as part of its revenue-sharing arrangements with those studios.

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62

FIVE YEAR FINANCIAL SUMMARY

Years ended December 31
(thousands of dollars, except per share
amounts)	2003	2002	2001	2000	1999

Income and Cash Flow
Operating Revenue
Cable	$1,769,220	$1,596,401	$1,433,029	$1,291,161	$1,148,519
Wireless	2,282,203	1,965,927	1,753,145	1,639,104	1,418,579
Media	854,992	810,805	721,710	681,023	607,604
Corporate and eliminations	(59,052)	(50,088)	4,772	—	—

	4,847,363	4,323,045	3,912,656	3,611,288	3,174,702

Operating Profit (1)
Cable	663,474	563,480	516,805	457,777	411,205
Wireless	727,572	527,687	411,945	410,924	422,328
Media	106,724	87,635	68,306	77,390	77,252
Corporate and eliminations	(48,874)	(37,188)	(44,535)	(28,366)	(16,957)

	1,448,896	1,141,614	952,521	917,725	893,828

Net Income (loss) (3)	$129,193	$312,032	$(464,361)	$127,520	$977,916

Cash flow from operations (2)	$984,749	$642,433	$470,471	$770,781	$495,200
Property Plant and Equipment	$963,742	$1,261,983	$1,420,747	$1,212,734	$832,423

Average Class A and Class B shares outstanding (000’s)	225,918	213,570	208,644	203,761	189,805
Per Share Earnings (loss)	$0.35	$1.05	$(2.56)	$0.37	$5.01
Balance Sheet
Assets
Property Plant and Equipment	$5,039,304	$5,051,998	$4,717,731	$4,047,329	$3,539,160
Goodwill and other intangible assets	2,291,855	2,315,734	2,134,925	1,601,433	1,379,582

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Years ended December 31
(thousands of dollars, except per share
amounts)	2003	2002	2001	2000	1999

Investments	229,221	223,937	1,047,888	972,648	554,241
Other assets	905,115	932,834	909,835	1,127,190	683,627

	$8,465,495	$8,524,503	$8,810,379	$7,748,600	$6,156,610

Liabilities and Shareholders’ Equity (Deficiency)
Long-term debt	$5,305,016	$5,687,471	$4,990,357	$3,957,662	$3,594,966
Accounts payable and other liabilities	1,199,757	1,272,745	1,192,165	1,232,463	1,016,754
Future income taxes	—	27,716	137,189	145,560	138,803
Non-controlling interest	193,342	132,536	186,377	88,683	132,459
Shareholders’ equity (deficiency)	1,767,380	1,404,035	2,304,291	2,324,232	1,273,628
	$8,465,495	$8,524,503	$8,810,379	$7,748,600	$6,156,610

(1)  Operating profit is defined as income before depreciation, amortization, interest, income taxes, non-operating items.

(2) Cash flow from operations before changes in working capital amounts.

(3) Restated for the change in accounting of foreign exchange translation.

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QUARTERLY SUMMARY – 2003

(thousands of dollars,
except per share amounts)	Dec 31	Sept 30	June 30	Mar 31

Income Statement
Operating Revenue
Cable	$470,647	$441,128	$429,438	$428,007
Wireless (1)	624,684	599,792	547,848	509,879
Media	243,869	194,691	219,706	196,726
Corporate and eliminations	(16,920	(17,329)	(13,341)	(11,462)
	1,322,280	1,218,282	1,183,651	1,123,150
Operating profit (2)
Cable	176,721	167,585	161,878	157,290
Wireless	166,921	222,295	182,546	155,810
Media	42,610	20,988	37,106	6,020
Corporate	(16,942)	(10,762)	(11,324)	(9,846)
	369,310	400,106	370,206	309,274
Other expense (recovery)	—	—	—	—
Depreciation & Amortization	273,851	261,666	256,427	248,319
Operating income	95,459	138,440	113,779	60,955
Interest on long-term debt	(115,364)	(121,944)	(128,010)	(123,547)
Other income (expense)	50,558	(12,045)	96,860	109,620
Income tax recovery (expense)	36,400	(3,039)	(3,372)	(7,132)
Non-controlling interest	1,784	(18,854)	(25,197)	(16,158)
Net income (loss) for the period	68,837	(17,442)	54,060	23,738
Net income (loss) per share -Basic	$0.24	$(0.13)	$0.18	$0.06
Operating profit margin % (2)
Cable	37.5	38.0	37.7	36.7
Wireless	26.7	37.1	33.3	30.6
Media	17.5	10.8	16.9	3.1
Consolidated	27.9	32.8	31.3	27.5
Other Statistics
Cash flow from operations(3) ($)	$274,496	$277,602	$244,108	$188,543
Property, plant and equipment expenditures ($)	$307,758	$244,722	$222,312	$188,950

(1)  Wireless revenue restated to record gross roaming revenue.

(2) Operating profit is defined as income before depreciation, amortization, interest, income taxes, non-operating items.

(3) Cash flow from operations before changes in working capital amounts.

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QUARTERLY SUMMARY – 2002

(thousands of dollars,
except per share amounts)	Dec 31	Sept 30	June 30	Mar 31

Income Statement
Operating Revenue
Cable	$422,446	$404,422	$389,060	$380,473
Wireless (1)	525,652	520,233	481,716	438,326
Media	233,023	187,395	213,570	176,817
Corporate and eliminations	(14,124)	(12,945)	(12,035)	(10,984)
	1,166,997	1,099,105	1,072,311	984,632
Operating profit (2)
Cable	156,328	139,771	136,067	131,314
Wireless	123,148	160,906	132,782	110,851
Media	34,468	18,804	30,129	4,234
Corporate	(10,483)	(8,717)	(10,630)	(7,358)
	303,461	310,764	288,348	239,041
Other expense (recovery)	5,850	—	—	(12,331)
Depreciation & Amortization	251,836	246,534	247,227	235,861
Operating income	45,775	64,230	41,121	15,511
Interest on long-term debt	(131,502)	(133,107)	(118,035)	(108,635)
Other income (expense)	798,569	(48,692)	(216,923)	(12,241)
Income tax recovery (expense)	(31,832)	11,564	105,365	(10,367)
Non-controlling interest	17,145	6,241	(324)	18,169
Net income (loss) for the period	698,155	(99,764)	(188,796)	(97,563)
Net income (loss) per share -Basic	$3.22	$(0.68)	$(0.96)	$(0.53)
Operating profit margin % (2)
Cable	37.0	34.6	35.0	34.5
Wireless	23.4	30.9	27.6	25.3
Media	14.8	10.0	14.1	2.4
Consolidated	26.0	28.3	26.9	24.3
Other Statistics
Cash flow from operations(3) ($)	$168,679	$173,344	$174,415	$125,995
Property, plant and equipment expenditures ($)	$389,925	$305,359	$324,656	$242,043

(1)  Wireless revenue restated to record gross roaming revenue.

(2) Operating profit is defined as income before depreciation, amortization, interest, income taxes, non-operating items.

(3) Cash flow from operations before changes in working capital amounts.

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ADDITIONAL INFORMATION

     Additional information relating to the Company may be found on SEDAR at www.sedar.com.

March 3, 2004

Consolidated Financial Statements of

ROGERS COMMUNICATIONS INC.

Years ended December 31, 2003 and 2002

ROGERS COMMUNICATIONS INC.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

December 31, 2003

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgements of management, and in their opinion present fairly, in all material respects, Rogers Communications Inc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the financial statements.

Management of Rogers Communications Inc., in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Rogers Communications Inc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review Management’s Discussion and Analysis, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

/s/ Edward S. Rogers	/s/ Alan D. Horn

Edward S. Rogers, O.C	Alan D. Horn, C.A.
President and Chief Executive Officer	Vice President, Finance and Chief
Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Rogers Communications Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the accounting policy relating to asset retirement obligations (note 2(d)) and except for the change in the method of accounting for long-lived assets (note 2(e)), on a basis consistent with that of the preceding year.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

January 28, 2004

ROGERS COMMUNICATIONS INC.

Consolidated Balance Sheets
(In thousands of dollars)

December 31, 2003 and 2002

	2003	2002

Assets
Property, plant and equipment (note 4)	$5,039,304	$5,051,998
Goodwill (note 5(a))	1,891,636	1,892,060
Intangible assets (note 5(b))	400,219	423,674
Investments (note 6)	229,221	223,937
Cash and cash equivalents	—	26,884
Accounts receivable, net of allowance for doubtful accounts of $75,708 (2002 - $65,503)	550,830	512,127
Deferred charges (note 7)	142,480	184,840
Other assets (note 8)	211,805	208,983

	$8,465,495	$8,524,503

Liabilities and Shareholders’ Equity
Liabilities:
Bank advances, arising from outstanding cheques	$10,288	$—
Long-term debt (note 10)	5,305,016	5,687,471
Accounts payable and accrued liabilities	1,072,667	1,140,578
Unearned revenue	97,577	110,320
Deferred gain (note 10(e)(ii))	19,225	21,847
Future income taxes (note 13)	—	27,716

	6,504,773	6,987,932
Non-controlling interest	193,342	132,536
Shareholders’ equity (note 11)	1,767,380	1,404,035

	$8,465,495	$8,524,503

Commitments (note 19)
Guarantees (note 20)
Contingent liabilities (note 21)
Canadian and United States accounting policy differences (note 22)
Subsequent events (notes 6(a) and 23))

See accompanying notes to consolidated financial statements.

On behalf of the Board:

___________________________ Director

___________________________ Director

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Income
(In thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

	2003	2002

Operating revenue	$4,847,363	$4,323,045
Cost of sales	505,951	458,838
Sales and marketing expenses	905,274	833,038
Operating, general and administrative expenses	1,987,242	1,889,555

Operating income before the following	1,448,896	1,141,614
Other (note 12)	—	(6,481)
Depreciation and amortization	1,040,263	981,458

Operating income	408,633	166,637
Interest on long-term debt	488,865	491,279

	(80,232)	(324,642)
Gain on disposition of AT&T Canada Deposit Receipts (note 6(c))	—	904,262
Gain (loss) on sales of other investments (note 6(d))	17,902	(565)
Write-down of investments (note 6(e))	—	(300,984)
Losses from investments accounted for by the equity method	(54,033)	(100,617)
Gain (loss) on repayment of long-term debt (note 10(e))	(24,839)	10,117
Foreign exchange gain (note 2(g))	303,707	6,211
Investment and other income, net	2,256	2,289

Income before income taxes and non-controlling interest	164,761	196,071

Income tax expense (reduction) (note 13):
Current	1,675	12,396
Future	(24,532)	(87,126)

	(22,857)	(74,730)

Income before non-controlling interest	187,618	270,801
Non-controlling interest	(58,425)	41,231

Net income for the year	$129,193	$312,032

Earnings per share (note 14):
Basic	$0.35	$1.05
Diluted	0.34	0.83

     See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Deficit
(In thousands of dollars)

Years ended December 31, 2003 and 2002

	2003	2002

Deficit, beginning of year	$(415,589)	$(660,022)
Net income for the year	129,193	312,032
Dividends on Class A Voting and Class B Non-Voting Shares	(23,238)	—
Dividends on Series E Preferred Shares	(11)	—
Distribution on Convertible Preferred Securities (note 11(c))	(29,791)	(20,262)
Accretion on Collateralized Equity Securities (note 11(c))	—	(19,745)
Accretion on Preferred Securities (note 11(c))	—	(27,592)

Deficit, end of year	$(339,436)	$(415,589)

See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Cash Flows
(In thousands of dollars)

Years ended December 31, 2003 and 2002

	2003	2002

Cash provided by (used in):
Operating activities:
Net income for the year	$129,193	$312,032
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	1,040,263	981,458
Future income taxes	(24,532)	(87,126)
Non-controlling interest	58,425	(41,231)
Change in estimate of sales tax liability	—	(19,157)
Unrealized foreign exchange gain	(290,661)	(3,546)
Write-down of investments	—	300,984
Loss (gain) on sales of other investments	(17,902)	565
Gain on disposition of AT&T Canada Deposit Receipts	—	(904,262)
Loss (gain) on repayment of long-term debt	24,839	(10,117)
Losses from investments accounted for by the equity method	54,033	100,617
Accrued interest due on repayment of certain notes	10,167	10,767
Dividends from associated companies	924	1,449

	984,749	642,433
Change in non-cash operating items (note 9(a))	(130,821)	126,116

	853,928	768,549

Financing activities:
Issue of long-term debt	1,589,518	2,977,330
Repayment of long-term debt	(1,691,480)	(2,445,131)
Proceeds on termination of cross-currency interest rate exchange agreements	—	225,210
Premium on early repayment of long-term debt	(19,348)	(21,773)
Financing costs incurred	(6,220)	(27,399)
Redemption of Preferred and Collateralized equity instruments	—	(1,317,040)
Issue of capital stock	252,011	5,729
Distribution on Convertible Preferred Securities	(33,000)	(33,000)
Dividends on Class B Non-Voting, Class A Voting and Series E Preferred shares	(11,607)	—

	79,874	(636,074)

Investing activities:
Additions to property, plant and equipment	(963,742)	(1,261,983)
Proceeds on disposition of AT&T Canada Deposit Receipts	—	1,280,357
Proceeds on sales of other investments	20,705	12,088
Acquisitions, net of cash acquired	—	(103,425)
Other investments	(27,937)	(49,829)

	(970,974)	(122,792)

Increase (decrease) in cash and cash equivalents	(37,172)	9,683
Cash and cash equivalents, beginning of year	26,884	17,201

Cash and cash equivalents (deficiency), end of year	$(10,288)	$26,884

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information and disclosure of non-cash transactions, see note 9(b).

See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

1.	Nature of the business:

Rogers Communications Inc. (“RCI”) is a Canadian communications company, carrying on business on a national basis, engaged in cable television, Internet access and video retailing through its wholly owned subsidiary, Rogers Cable Inc. (“Cable”), wireless voice, messaging and data services through its 55.8% ownership of Rogers Wireless Communications Inc. (“Wireless”), and in radio and television broadcasting, televised home shopping and publishing through its wholly owned subsidiary, Rogers Media Inc. (“Media”). RCI and its subsidiary companies are collectively referred to herein as the Company.

2.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from U.S. GAAP as described in note 22. The consolidated financial statements include the accounts of RCI and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation. When RCI’s subsidiaries issue additional common shares to unrelated parties, RCI accounts for these issuances as if the Company had sold a portion of its interest in that subsidiary and, accordingly, records a gain or loss on dilution of RCI’s interest.

Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Other investments are recorded at cost. Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.

(b)	Property, plant and equipment:

Property, plant and equipment (“PP&E”) are recorded at purchase cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

(c)	Depreciation:

PP&E are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Diminishing balance	5%
Towers, head-ends and transmitters	Straight line	6-2/3% to 10%
Distribution cable, subscriber drops and wireless network equipment	Straight line	6-2/3% to 25%
Wireless network radio base station equipment	Straight line	12-1/2% to 14-1/3%
Computer equipment and software	Straight line	14-1/3% to 33-1/3%
Customer equipment	Straight line	20% to 33-1/3%
Leasehold improvements	Straight line	Over term of lease
Other equipment	Mainly diminishing balance	20% to 33-1/3%

(d)	Asset retirement obligations:

Effective January 1, 2003, the Company retroactively adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”, which harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board’s (“FASB”) Statement No. 143, “Accounting for Asset Retirement Obligations”. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, development or normal operations.

The standard requires the Company to record the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The standard describes the fair value of a liability for an asset retirement obligation as the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. The Company is subsequently required to allocate that asset retirement cost to expense using a systematic and rational method over the asset’s useful life.

The adoption of this standard had no material impact on the Company’s financial position, results of operations or cash flows.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

(e)	Long-lived assets:

Effective January 1, 2003, the Company adopted CICA Handbook Section 3063, “Impairment of Long-Lived Assets”. Long-lived assets, including PP&E and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2003, no such impairment had occurred.

For the year ended December 31, 2002, the Company’s policy was to review the recoverability of PP&E annually or more frequently if events or circumstances indicated that the carrying amount may not be recoverable. Recoverability was measured by comparing the carrying amounts of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets. As at December 31, 2002, no such impairment had occurred. Intangible assets with definite lives were tested for impairment by comparing their book values with the undiscounted cash flows expected to be received from their use. At December 31, 2002, no impairment had occurred.

(f)	Goodwill and intangible assets:

(i)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

(ii)	Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values and all intangible assets are tested for impairment annually or more frequently when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets with determinable lives are amortized over their estimated useful lives and are tested for impairment as described in note 2(e). Intangible assets having an indefinite life, such as spectrum licences, are not being amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair values with book value. An impairment loss on indefinite life intangible assets is recognized when the carrying amount of the asset exceeds its fair value.

The Company has tested goodwill and intangible assets with indefinite lives for impairment at December 31, 2003 and 2002 and determined no impairment in the carrying value of these assets existed.

(g)	Foreign currency translation:

Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the period-end rate of exchange. The effect of cross-currency interest rate exchange agreements is shown separately in note 10. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. In 2003, foreign exchange gains related to the translation of long-term debt totalled $290.7 million (2002 - $3.5 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

(h)	Deferred charges:

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods of up to five years.

(i)	Inventories:

Inventories are valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Video rental inventory, which includes videocassettes, DVDs and video games, is depreciated to a pre-determined residual value. The residual value of the video rental inventory is recorded as a charge to operating expense upon the sale of the video rental inventory. Depreciation of video rental inventory is charged to operating expense on a diminishing-balance basis over a six-month period.

(j)	Pension benefits:

The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses the current settlement discount rate to measure the accrued pension benefit obligation and uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of the employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets.

The Company uses the following methods:

(i)	The cost of pensions is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees.

(ii)	For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

(iii)	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees.

(k)	Acquired program rights:

Acquired program rights are carried at the lower of cost, less accumulated amortization, or net realizable value. Acquired program rights and the related liabilities are recorded when the licence period begins and the program is available for use. The cost of acquired program rights is amortized over the expected performance period of the related programs. Net realizable value of acquired program rights is reviewed using a daypart methodology.

(l)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

(m)	Financial instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current fair value. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original debt instrument.

These instruments, which have been entered into by the Company to hedge exposure to interest rate and foreign exchange risk, are periodically examined by the Company to ensure that the instruments are highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company’s consolidated statements of income.

(n)	Revenue recognition:

The Company’s principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:

(i)	Monthly subscriber fees, in connection with wireless services and equipment, cable and internet services and equipment, equipment rental and media subscriptions, are recorded as revenue on a pro rata basis over the month;

(ii)	Revenue from wireless airtime, wireless long-distance and optional services, pay-per-view and video-on-demand services, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided;

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

(iii)	Advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations and the period in which advertising is featured in the Company’s media publications; and

(iv)	Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(o)	Subscriber acquisition costs:

The Company expenses commissions and equipment subsidies related to the acquisition of new wireless and cable subscribers upon activation. Sales and marketing and other associated costs related to the acquisition of new wireless, cable and media subscribers are expensed as incurred.

(p)	Stock-based compensation and other stock-based payments:

The Company has a stock option plan for employees and directors. All stock options issued under this plan have an exercise price equal to the fair market value of the underlying Class B Non-Voting shares on the date of grant. As a result, the Company records no compensation expense on the grant of options to the Company’s employees under the plan. The Company discloses the pro forma effect of accounting for these awards under the fair value-based method (note 11(d)).

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value-based method.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the awards. Compensation cost for the awards is recorded in operating income over the vesting period of the award. Changes in the Company’s payment obligation prior to the settlement date is recorded in operating income over the vesting period. The payment amount is established for these awards on the date of exercise of the award by the employee.

The Company also has an employee share purchase plan. Under the terms of the plan, participating employees with the Company at the end of the term of the plan, which is usually one year, receive a bonus based on a percentage of their purchase. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the bonus provided to employees from the market price of the Class B Non-Voting shares on the date of issue. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as share capital and contributed surplus. The stock option plan and share purchase plan are more fully described in note 11(d).

The Company has a directors’ deferred share unit plan, under which directors of the Company are entitled to elect to receive their remuneration in deferred share units. Upon departure as a director, these deferred share units are redeemed by the Company at the then current Class B Non-Voting shares’ market price. Compensation expense is recognized in the amount of the directors’ remuneration as their services are rendered. The related accrued liability is adjusted to the market price of the Class B Non-Voting shares at each balance sheet date and the related adjustment is recorded in operating income. At December 31, 2003, a total of 109,604 (2002 - 83,350) deferred share units were outstanding.

(q)	Earnings per share:

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options and other potentially dilutive instruments, as described in note 14.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

(r)	Guarantees:

Effective January 1, 2003, the Company adopted CICA Accounting Guideline 14, “Disclosure of Guarantees” (“AcG-14”) (note 20), which requires a guarantor to disclose significant information about certain types of guarantees that it has provided, including certain types of indemnities and indirect guarantees of indebtedness to others, without regard to the likelihood of whether it will have to make any payments under the guarantees. The disclosure required by AcG-14 is in addition to the existing disclosure required for contingencies.

(s)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain are the provision for bad debts, the ability to use income tax loss carryforwards and other future tax assets, capitalization of labour and overhead, useful lives of all depreciable assets, asset retirement obligations and the recoverability of PP&E, goodwill and intangible assets using estimates of future cash flows. In addition, the Company has made significant investments in companies or businesses, some of which have experienced significant operating losses and/or experienced recent declines in market valuation. Significant changes in the assumptions, including those with respect to future business plans and cash flows, could change the recorded amounts by a material amount. In addition, continuing declines in market valuations and further operating losses of certain investees could result in impairment of these investments.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

(t)	Recent Canadian accounting pronouncements:

(i)	Revenue arrangements with multiple deliverables:

In December 2003, the Emerging Issues Committee issued Abstract 142, “Revenue Arrangements with Multiple Deliverables”, which the Company will apply prospectively beginning January 1, 2004. This Abstract is consistent with the U.S. standard with the same title, and addresses both when and how an arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement’s consideration should be allocated among separate units. The Company is currently determining the impact of adoption of this standard.

(ii)	Hedging relationships:

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company is currently determining the impact of the guideline.

(iii)	Stock-based compensation:

In 2003, the CICA amended Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”, to require the recording of compensation expense on the granting of all stock-based compensation awards, including stock options to employees, calculated using the fair-value method. The Company will adopt this standard on January 1, 2004, retroactively without restatement. If the Company were to use the Black-Scholes Option Pricing model for calculating the fair value of stock-based compensation, the Company would record a charge to opening retained earnings on January 1, 2004 of $7.0 million related to stock options granted on or after January 1, 2002 (note 11(d)).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

2.	Significant accounting policies (continued):

(iv)	Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 addresses the consolidation of variable interest entities (“VIEs”), which are entities which have insufficient equity at risk to finance their operations without additional subordinated financial support and/or entities whose equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. AcG-15 will be applied in the Company’s year beginning January 1, 2005. The Company expects this to result in its consolidating Blue Jays Holdco (note 6 (a)), which will affect the reported amount of assets, liabilities, and revenues and expenses. However, as the Company is presently recording 100% of the losses of Blue Jays Holdco, the adoption of this standard will have no impact on net income or earnings per share.

(v)	Generally accepted accounting principles:

In June 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. This Section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The new standard is effective on a prospective basis beginning January 1, 2004. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

3.	Acquisitions and divestitures:

The Company has completed certain acquisitions which were accounted for by the purchase method.

(a)	Standard Radio Inc.:

In April 2002, the Company acquired the assets of 13 radio stations from Standard Radio Inc. for total cash consideration of $103.4 million. The stations operate as an AM station in Toronto (the FAN), an FM station in Orillia, two FM stations in Timmins and two FM stations and an AM station in each of Sudbury, Sault Ste. Marie and North Bay.

Details of the net assets acquired, at fair value, and the consideration given, are as follows:

Fixed assets	$5,000
Goodwill	94,914
Other intangible assets	3,840
Other assets	4,659

108,413
Accounts payable and accrued liabilities	(4,988)

Total cash consideration	$103,425

(b)	Rogers Wireless Communications Inc.:

On March 20, 2002, the Company exchanged, with five institutional investors, 4,305,830 Class B Non-Voting shares of the Company for 4,925,000 Wireless Class B Restricted Voting shares. This transaction increased the Company’s ownership in Wireless from 52.4% to 55.8%. This transaction had the impact of increasing goodwill by $92.2 million, reducing the carrying value of non-controlling interest by $12.6 million and increasing the carrying value of share capital and contributed surplus by $104.8 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

4.	Property, plant and equipment:

Details of PP&E are as follows:

	2003		2002

		Net book		Net book
	Cost	value	Cost	value

Land and buildings	$313,695	$263,262	$298,273	$257,673
Towers, head-ends and transmitters	593,757	282,612	536,060	278,632
Distribution cable and subscriber drops	3,438,248	1,855,201	3,136,545	1,785,510
Wireless network equipment	2,629,608	1,369,704	2,419,035	1,363,028
Wireless network radio base station equipment	1,375,739	465,172	1,347,891	489,992
Computer equipment and software	1,193,064	397,867	1,108,670	460,549
Customer equipment	613,741	212,026	613,997	256,144
Leasehold improvements	168,296	67,224	161,159	66,571
Other equipment	416,722	126,236	317,245	93,899

	$10,742,870	$5,039,304	$9,938,875	$5,051,998

Depreciation expense for 2003 amounted to $973.6 million (2002 - $928.8 million).

PP&E not yet in service and, therefore, not depreciated at December 31, 2003 amounted to $223.1 million (2002 - $361.8 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

5.	Goodwill and intangible assets:

(a)	Goodwill:

	2003	2002

Goodwill	$2,264,840	$2,265,264
Less accumulated amortization	373,204	373,204

	$1,891,636	$1,892,060

2003:

During 2003, Wireless issued 158,495 Class B Restricted Voting shares upon the exercise of stock options and under the Wireless employee share purchase plan. These transactions decreased the Company’s ownership in Wireless, thereby resulting in a dilution gain of $2.0 million and decreasing goodwill by $0.4 million.

2002:

On March 20, 2002, the Company issued 4,305,830 Class B Non-Voting shares of the Company in exchange for 4,925,000 Wireless Class B Restricted Voting shares. This transaction increased the Company’s ownership in Wireless at that time from 52.4% to 55.8%, thereby increasing goodwill by $92.2 million (note 3(b)).

On April 29, 2002, the Company acquired 13 radio stations from Standard Radio Inc. This transaction had the impact of increasing goodwill by $94.9 million (note 3(a)).

During 2002, the Toronto Phantoms Football Team ceased operations and, accordingly, the Company wrote off the unamortized carrying value of the goodwill, being $6.5 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

5.	Goodwill and intangible assets (continued):

(b)	Intangible assets:

	2003		2002

		Net book		Net book
	Cost	value	Cost	value

Spectrum licences	$396,824	$396,824	$396,824	$396,824
Brand licence	37,800	—	37,800	22,470
Subscribers	5,200	520	5,200	1,040
Other	3,840	2,875	3,840	3,340

	$443,664	$400,219	$443,664	$423,674

Amortization of subscribers, brand licence and other in 2003 amounted to $23.5 million (2002 - $3.5 million).

In a spectrum auction conducted by Industry Canada in February 2001, the Company purchased 23 personal communications services licences of 10 megahertz (“MHz”) or 20 MHz each, in the 1.9 gigahertz (“GHz”) band in various regions across Canada at a cost of $396.8 million, including costs of acquisition. This amount has been recorded as spectrum licences. The Company has determined that these licences have indefinite lives for accounting purposes.

The AT&T brand licence was acquired in 1996 at an aggregate cost of $37.8 million, which provided Wireless with, among other things, the right to use the AT&T brand name. The cost of the brand licence was deferred and amortized on a straight-line basis to expense over the 15-year term of the brand licence agreement. In December 2003, Wireless announced that it would terminate its brand licence agreement in early 2004 and change its brand name to exclude the AT&T brand. Consequently, the Company determined the useful life of the brand licence ended on December 31, 2003 and accordingly, fully amortized the remaining net book value of $20.0 million.

Subscribers are being amortized on a straight-line basis over 10 years.

Other includes the brand name and employment contracts acquired as part of the acquisition of the 13 radio stations from Standard Radio Inc. (note 3(a)). These intangible assets are being amortized on a straight-line basis over periods ranging between five and seven years.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

6.	Investments:

			2003		2002

			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value

Investments accounted for by the equity method:
Blue Jays Holdco				$95,720		$122,844
Other				5,055		7,079

				100,775		129,923

Investments accounted for by the cost method, net of write-downs
Publicly traded companies:
Cogeco Cable Inc.	7,253,800	Subordinate
	(2002 -	Voting
	4,253,800)	Common	121,501	75,758	40,454	40,454

Cogeco Inc.	2,724,800	Subordinate
		Voting
		Common	43,488	28,610	28,610	28,610
Other publicly traded companies			25,482	7,508	27,934	10,323

			190,471	111,876	96,998	79,387
Private companies				16,570		14,627

				$229,221		$223,937

(a)	Investments accounted for by the equity method:

Toronto Blue Jays Baseball Club:

Effective December 31, 2000, the Company purchased an 80% interest in the Toronto Blue Jays Baseball Club (“Blue Jays”) for cash of $163.9 million. The Company has the option to acquire the 20% minority interest in the Blue Jays at any time, and the minority interest owner has the right to require the Company to purchase its interest at any time after December 15, 2003. On January 5, 2004, the Company acquired the 20% minority interest for approximately $39.1 million. This obligation has been recorded as a liability by the Company. The 20% minority interest owner of the Blue Jays is not required to fund operating losses of the Blue Jays and, as a result, as required under GAAP, the Company has recorded 100% of the operating losses of the Blue Jays since acquisition.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

6.	Investments (continued):

Effective April 1, 2001, Rogers Telecommunications Ltd. (“RTL”), a company controlled by the controlling shareholder of the Company, acquired the Class A Preferred Shares of the subsidiary of RCI that owns the Blue Jays (“Blue Jays Holdco”) for $30.0 million. These Class A Preferred Shares are voting, redeemable for cash of $30.0 million plus any accrued unpaid dividends at the option of Blue Jays Holdco at any time after September 14, 2004. Any such redemption requires the consent of a committee of the board of Blue Jays Holdco, comprising directors that are not related to RTL, RTL’s affiliates or its controlling shareholder and requires the prior written consent of the Board of Directors of the Company. These Class A Preferred Shares may be acquired by the Company at its option at any time. The Class A Preferred Shares pay cumulative dividends at a rate of 9.167% per annum. For periods up to July 31, 2004, Blue Jays Holdco may satisfy the cumulative dividends on its Class A Preferred Shares in kind by transferring to RTL income tax loss carryforwards, having an agreed value equal to the amount of the dividends. Until July 2004, such agreed value is equal to 10% of the amount of the tax losses. During 2003, Blue Jays Holdco satisfied the dividend by transferring income tax loss carryforwards to RTL of approximately $24.0 million (2002 - $27.0 million) with an agreed upon value of $2.4 million (2002 - $2.7 million).

As a result of the issuance of the Class A Preferred Shares of Blue Jays Holdco to RTL, the Company does not control the Blue Jays. Accordingly, effective April 1, 2001, the Company accounts for its investment in Blue Jays Holdco by the equity method.

RCI agreed at the time of purchase with Major League Baseball that it will: (i) perform or cause the Toronto Blue Jays Baseball Club (the “Club”) to perform all of the terms imposed by Major League Baseball acting under the scope of its authority; (ii) perform or cause the Club to perform all duties and obligations of the Club under the governing documents of Major League Baseball and under those agreements to which Major League Baseball entities are parties; and (iii) assume and perform or cause the Club to perform all liabilities and obligations of the Club asserted by any party against any Major League Baseball entity.

If E.S. Rogers is unable to exercise control over the Blue Jays and Major League Baseball (“MLB”) determines that a sale or transfer of a control interest in the Blue Jays has occurred, then MLB is entitled to take such action as it consider necessary in accordance with its guidelines, rules and regulations.

The change in the investment in Blue Jays Holdco is the result of cash contributions of $29.4 million (2002 - $40.6 million) offset by the equity losses of $56.5 million (2002 - $101.7 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

6.	Investments (continued):

Condensed consolidated financial information of Blue Jays Holdco is presented below:

	2003	2002

Assets
Cash and accounts receivable	$11,942	$18,897
Deferred compensation	22,061	26,961
Goodwill	95,509	95,509
Player contracts	32,530	67,458
Other assets	26,504	25,944

	$188,546	$234,769

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$31,234	$43,471
Deferred obligations	37,609	44,892

	68,843	88,363
Shareholders’ equity	119,703	146,406

	$188,546	$234,769

Revenue	$133,510	$131,682
Operating expenses	(152,599)	(186,088)

	(19,089)	(54,406)
Depreciation and amortization	(36,270)	(41,615)
Interest expense	(1,143)	(1,272)
Write-down of investments	—	(4,449)

Loss for the year	$(56,502)	$(101,742)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

6.	Investments (continued):

(b)	Cogeco Cable Inc.:

In March 2003, the Company entered into agreements to purchase 3.0 million Subordinate Voting shares of Cogeco Cable Inc. (“Cogeco”) in exchange for 2.7 million Class B Non-Voting shares of the Company from a group of investors unaffiliated with Cogeco. This transaction and number of shares exchanged was based on the closing market value of Cogeco shares on the date of the transaction of $11.727 per share (note 11(a)(iii)(a)) and had the effect of increasing the Company’s investment in Cogeco by $35.3 million, including costs of the transaction. The Company’s total investment in Cogeco represents an approximate 18.19% equity ownership.

(c)	Gain on disposition of AT&T Canada Deposit Receipts:

The deposit receipt holders of AT&T Canada Inc. (“AT&T Canada”), including the Company, had a contractual right to realize a minimum deposit receipt price of $37.50 per deposit receipt, increasing at 16% per annum from June 30, 2000 (the “accreted floor price”) until June 30, 2003, or such earlier time as a minority shareholder of AT&T Canada exercised its obligation to acquire all of the shares and Deposit Receipts of AT&T Canada. On June 25, 2002, AT&T Corp. announced its intention to purchase, for cash, the Deposit Receipts of AT&T Canada. This transaction was completed on October 8, 2002 and the Company recognized a pre-tax gain of approximately $904.3 million. The Company received cash proceeds of approximately $1,280.4 million and these proceeds were used to redeem the Preferred Securities and settle the Collateralized Equity Securities, as described below.

The issuance of the Preferred Securities and Collateralized Equity Securities in previous years resulted in the monetization of a substantial portion of the Company’s investment in AT&T Canada, with the Company receiving cash of approximately $1,186.0 million. The redemption amount with respect to these securities, being $1,317.0 million, was paid on October 8, 2002, being the same day that the Company received the proceeds from the Deposit Receipts.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

6.	Investments (continued):

The Company, in accordance with the terms of the agreements of these securities, had the right to provide notification by specified dates if its intent was to satisfy the redemption of these securities by way of shares. As the Company determined that it would repay these securities in cash, no notification was provided and the accretion on the value of these securities after the notice date, being $5.2 million, expensed in the consolidated statement of income. Amounts related to the accretion prior to the notice date and the costs incurred by the Company of originally issuing these securities are recorded in the consolidated statements of deficit (note 11(c)).

(d)	Gains (losses) on sales of other investments:

In 2003 and 2002, the Company sold certain investments resulting in the following gains (losses) being recorded:

	2003	2002

Publicly traded companies	$17,902	$2,062
Investment accounted for by the equity method	—	(2,627)

	$17,902	$(565)

(e)	Write-down of investments:

During 2002, the Company recorded the following write-down of investments:

2002

Cogeco Cable Inc. and Cogeco Inc.	$238,921
Other investments in public and private companies	62,063

$300,984

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

6.	Investments (continued):

In 2000, the Company acquired 4,253,800 Subordinate Voting Common shares of Cogeco for $187.2 million and 2,724,800 Subordinate Voting Common shares of Cogeco Inc. for $120.8 million.

During 2002, the Company determined that the decline in the market value of shares held in Cogeco and Cogeco Inc. represented an impairment that was other than temporary and the shares were written down to their closing quoted market value at December 31, 2002.

7.	Deferred charges:

	2003	2002

Financing costs	$64,741	$77,915
Pre-operating costs	8,854	20,004
CRTC commitments	56,992	69,238
Other	11,893	17,683

	$142,480	$184,840

Amortization of deferred charges for 2003 amounted to $42.4 million (2002 - $47.2 million). Accumulated amortization as at December 31, 2003 amounted to $138.3 million (2002 - $105.7 million).

The Company has committed to the Canadian Radio-television and Telecommunications Commission (“CRTC”) to spend an aggregate of $77.4 million (2002 - $77.4 million) in operating funds to provide certain benefits to the Canadian broadcasting system. The Company has agreed to pay $50.0 million in public benefits over the next seven years relating to the CRTC granting of a new television licence in Toronto, $6.0 million relating to the purchase of 13 radio stations (note 3(a)) and the remainder relating to a CRTC decision permitting the purchase of Sportsnet, Rogers (Toronto) Ltd. and Rogers (Alberta) Ltd. The amount of these liabilities, included in accounts payable and accrued liabilities, is $63.5 million at December 31, 2003 (2002 - $74.0 million) and will be paid over the next six years. Commitments are being amortized over seven years, beginning in 2002.

In connection with the repayment of certain long-term debt during the year, the Company wrote off deferred financing costs of $5.5 million (2002 - $3.0 million) (note 10(e)). In 2002, the Company wrote off the carrying value of certain cross-currency interest rate exchange agreements relating to the repayment of long-term debt of $2.3 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

8.	Other assets:

	2003	2002

Mortgages and loans receivable, including $894 from officers (2002 - $1,848)	$6,077	$11,133
Inventories	69,318	66,433
Video rental inventory	31,685	33,557
Prepaid expenses	57,812	52,372
Deferred pension asset	17,456	17,098
Acquired program rights	17,729	16,883
Other	11,728	11,507

	$211,805	$208,983

Depreciation expense for video rental inventory is charged to operating expenses and amounted to $60.4 million in 2003 (2002 - $56.5 million). The costs of acquired program rights are amortized to operating expense over the expected performances of the related programs and amounted to $20.9 million in 2003 (2002 - $16.9 million).

9.	Consolidated statements of cash flows:

(a)	Change in non-cash operating items:

	2003	2002

Increase in accounts receivable	$(38,694)	$(14,447)
Increase (decrease) in accounts payable and accrued liabilities	(91,230)	128,336
Increase (decrease) in unearned revenue	(12,743)	16,872
Decrease (increase) in deferred charges and other assets	11,846	(4,645)

	$(130,821)	$126,116

(b)	Supplemental cash flow information:

	2003	2002

Income taxes paid	$11,606	$15,397
Interest paid	474,044	450,126

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

9.	Consolidated statements of cash flows (continued):

(c)	Supplemental disclosure of non-cash transactions:

	2003	2002

Class B Non-Voting shares issued in consideration for acquisition of shares of Cogeco	$35,181	$—
Accretion on Preferred Securities	—	(37,246)
Accretion on Collateralized Equity Securities	—	(19,745)
Class B Non-Voting shares issued on conversion of Series B and Series E Convertible Preferred shares	203	1,800
Class B Non-Voting shares issued in consideration for Class B Restricted Voting shares of Wireless	—	104,766

In 2003, the Company issued a total of 2,065,402 Class B Non-Voting shares in connection with the acquisition of Cable Atlantic Inc. (“Cable Atlantic”) (note 11(a)(iii)(b)).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt:

			Interest rate	2003	2002

(a)	Corporate:
	(i)	Convertible Debentures, due 2005	5-3/4%	$271,197	$320,007
	(ii)	Senior Notes, due 2006	9-1/8%	—	86,314
	(iii)	Senior Notes, due 2006	10-1/2%	75,000	75,000
	(iv)	Senior Notes, due 2007	8-7/8%	—	324,382
	(v)	Senior Notes, due 2007	8-3/4%	—	165,000
(b)	Wireless:
	(i)	Bank credit facility	Floating	138,000	149,000
	(ii)	Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
	(iii)	Senior Secured Notes, due 2007	8.30%	253,453	309,775
	(iv)	Senior Secured Debentures, due 2008	9-3/8%	430,589	526,275
	(v)	Senior Secured Notes, due 2011	9-5/8%	633,276	774,004
	(vi)	Senior Secured Debentures, due 2016	9-3/4%	200,193	244,680
	(vii)	Senior Subordinated Notes, due 2007	8.80%	231,443	282,875
(c)	Cable:
	(i)	Bank credit facilities	Floating	36,000	37,000
	(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	376,777	460,506
	(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
	(iv)	Senior Secured Second Priority Debentures, due 2007	10.00%	—	118,167
	(v)	Senior Secured Second Priority Notes, due 2012	7.875%	452,340	552,860
	(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	452,340	—
	(vii)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
	(viii)	Senior Secured Second Priority Debentures, due 2032	8 3/4%	258,480	315,920
	(ix)	Senior Subordinated Guaranteed Debentures, due 2015	11.00%	146,914	179,561
(d)	Media:
	Bank credit facility		Floating	63,500	—
	Mortgages and other		Various	40,730	38,375

				4,970,232	5,869,701
Effect of cross-currency interest rate exchange agreements				334,784	(182,230)

				$5,305,016	$5,687,471

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

Further details of long-term debt are as follows:

(a) Corporate:

(i)	Convertible Debentures, due 2005:

The Company’s - U.S. $224.8 million Convertible Debentures (accreted amount - U.S. $209.8 million) mature on November 26, 2005. A portion of the interest equal to approximately 2.95% per annum on the issue price (or 2% per annum on the stated amount at maturity) is paid in cash semi-annually while the balance of the interest will accrue so long as these Convertible Debentures remain outstanding. Each Convertible Debenture has a face value of U.S. $1,000 and is convertible, at the option of the holder at any time, on or prior to maturity, into 34.368 Class B Non-Voting shares. The conversion rate, as at December 31, 2003, equates to a conversion price of U.S. $27.16 per share (2002 - U.S. $26.22 per share). These Convertible Debentures are redeemable in cash, at the option of the Company, at any time. In 2003 and 2002, none of these Convertible Debentures was converted into Class B Non-Voting shares. To date, an aggregate U.S. $0.2 million at maturity has been converted into 6,528 Class B Non-Voting shares.

(ii)	Senior Notes, due 2006:

The Company’s U.S. $54.6 million Senior Notes were redeemed on April 14, 2003 at a redemption price of 101.521% of the aggregate principal amount (note 10(e)).

(iii)	Senior Notes, due 2006:

The Company’s $75.0 million Senior Notes mature on February 14, 2006.

(iv)	Senior Notes, due 2007:

The Company’s U.S. $205.4 million Senior Notes were redeemed on July 17, 2003 at a redemption price of 102.958% of the aggregate principal amount (note 10(e)).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

(v)	Senior Notes, due 2007:

The Company’s $165.0 million Senior Notes were redeemed on August 6, 2003 at a redemption price of 102.917% of the aggregate principal amount (note 10(e)).

The Company’s senior notes and debentures described above are senior unsecured general obligations of the Company ranking equally with each other. Interest is paid semi-annually on all notes and debentures, except for the Convertible Debentures, due 2005, as described above.

(b)	Wireless:

(i)	Bank credit facility:

At December 31, 2003, $138.0 million (2002 - $149.0 million) of debt was outstanding under the bank credit facility, which provides Wireless with, among other things, up to $700.0 million from a consortium of Canadian financial institutions.

Under the credit facility, Wireless may borrow at various rates, including the bank prime rate to the bank prime rate plus 1 3/4% per annum, the bankers’ acceptance rate plus 1% to 2-3/4% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1% to 2-3/4% per annum. Wireless' bank credit facility requires, among other things, that Wireless satisfy certain financial covenants, including the maintenance of certain financial ratios.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

Subject to the paragraph below, this credit facility is available on a fully revolving basis until the first date specified below, at which time, the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced as follows:

Date of reduction*	Reduction at each date

On April 30:
2006	$140,000
2007	140,000
2008	420,000

* The bank credit facility will mature on May 31, 2006 if Wireless’ Senior Secured Notes, due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these notes are repaid, then the bank credit facility will mature on September 30, 2007 if Wireless’ Senior Secured Notes, due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007.

The credit facility requires that any additional senior debt (other than the bank credit facility described above) that is denominated in a foreign currency be hedged against foreign exchange fluctuations on a minimum of 50% of such additional senior borrowings in excess of the Canadian equivalent of U.S. $25.0 million.

Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of Wireless and certain of its subsidiaries, subject to certain exceptions and prior liens.

(ii)	Senior Secured Notes, due 2006:

Wireless’ $160.0 million Senior Secured Notes mature on June 1, 2006. These notes are redeemable, in whole or in part, at Wireless’ option, at any time subject to a certain prepayment premium.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

(iii)	Senior Secured Notes, due 2007:

Wireless’ U.S. $196.1 million Senior Secured Notes mature on October 1, 2007. These notes are redeemable, in whole or in part, at Wireless’ option, on or after October 1, 2002, at 104.15% of the principal amount, declining ratably to 100% of the principal amount on or after October 1, 2005, plus, in each case, interest accrued to the redemption date.

(iv)	Senior Secured Debentures, due 2008:

Wireless’ U.S. $333.2 million Senior Secured Debentures mature on June 1, 2008. These debentures are redeemable, in whole or in part, at Wireless’ option, at any time on or after June 1, 2003, at 104.688% of the principal amount, declining ratably to 100% of the principal amount on or after June 1, 2006, plus, in each case, interest accrued to the redemption date.

(v)	Senior Secured Notes, due 2011:

Wireless’ U.S. $490.0 million Senior Secured Notes mature on May 1, 2011. During 2002, Wireless repurchased U.S. $10.0 million principal amount of these notes (note 10(e)). These notes were redeemable, in whole or in part, at Wireless option, at any time subject to a certain prepayment premium.

(vi)	Senior Secured Debentures, due 2016:

Wireless’ U.S. $154.9 million Senior Secured Debentures mature on June 1, 2016. These debentures are redeemable, in whole or in part, at Wireless’ option, at any time, subject to a certain prepayment premium.

Each of Wireless’ Senior Secured Notes and Debentures described above is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in note 10(b)(i) and ranks equally with the bank credit facility.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

(vii)	Senior Subordinated Notes, due 2007:

Wireless’ U.S. $179.1 million Senior Subordinated Notes mature on October 1, 2007. During 2002, Wireless repurchased an aggregate U.S. $35.9 million principal amount of these notes (note 10(e)). These notes are redeemable, in whole or in part, at Wireless’ option on or after October 1, 2002, at 104.40% of the principal amount, declining ratably to 100% of the principal amount on or after October 1, 2005 plus, in each case, interest accrued to the redemption date. The subordinated notes are subordinated to all existing and future senior obligations of Wireless (including the bank credit facility and the Senior Secured Notes and Debentures). The subordinated notes are not secured by the pledge of a senior bond.

Interest is paid semi-annually on all of Wireless’ notes and debentures.

(c)	Cable:

(i)	Bank credit facilities:

Effective January 31, 2002, Cable entered into a new amended and restated bank credit facility (the “New Bank Credit Facility”) providing a bank credit facility of up to $1,075.0 million. At December 31, 2003, $36.0 million (2002 - $37.0 million) was outstanding under the New Bank Credit Facility. The New Bank Credit Facility provides for two separate facilities: (i) a $600.0 million senior secured revolving credit facility (the “Tranche A Credit Facility”) which will mature on January 2, 2009 and (ii) a $475.0 million senior secured reducing/revolving credit facility (the “Tranche B Credit Facility”) which is subject to reduction on an annual basis and which will be scheduled to reduce to nil on January 2, 2009, as outlined below. In September 2003, Cable amended its New Bank Credit Facility to eliminate the possibility of earlier than scheduled maturity of the Tranche B Credit Facility and established a carve-out, as described in the reduction schedule shown below.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

The New Bank Credit Facility is secured by the pledge of a senior bond issued under a deed of trust which is secured by substantially all of the assets of Cable and its wholly owned subsidiary, Rogers Cable Communications Inc. (“RCCI”), subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust would be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds would be applied pro rata to repay all other obligations of Cable secured by senior bonds, including the Tranche B Credit Facility and Cable’s senior secured notes and debentures.

The Tranche B Credit Facility is available, subject to the restriction discussed below*, on a reducing/revolving basis, with the original amount of credit available under the Tranche B Credit Facility scheduled to reduce as follows:

Reduction
Date of reduction	at each date

On January 2:
2006	$118,750
2007	118,750
2008	118,750
2009	118,750

* Of the $475.0 million availability under the Tranche B Credit Facility, $400.0 million is reserved to repay the aggregate amount of Cable’s Senior Secured Second Priority Notes, due 2005 (the “Notes”) (note 10(c)(ii)) that is outstanding from time to time. When all or any portion of the aggregate amount of the Notes is repaid from time to time from any source, including the Tranche B Credit Facility, then the $400.0 million reserved amount is reduced by an amount equal to the repayment and such amount of the Tranche B Credit Facility becomes fully available to Cable.

  The New Bank Credit Facility requires, among other things, that Cable satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the New Bank Credit Facility ranges from nil to 2.25% per annum over the bank prime rate or base rate or 0.875% to 3.25% per annum over the bankers’ acceptance rate or LIBOR.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

(ii)	Senior Secured Second Priority Notes, due 2005:

Cable’s U.S. $291.5 million Senior Secured Second Priority Notes mature on March 15, 2005.

(iii)	Senior Secured Second Priority Notes, due 2007:

On February 5, 2002, Cable issued $450.0 million 7.60% Senior Secured Second Priority Notes due on February 6, 2007. The notes are redeemable at Cable’s option, in whole or in part, at any time, with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(iv)	Senior Secured Second Priority Debentures, due 2007:

Cable’s U.S. $74.8 million Senior Secured Second Priority Debentures were redeemed on June 26, 2003 at a redemption price of 105.00% of the aggregate principal amount. During 2002, Cable repurchased U.S. $36.0 million of these debentures (note 10(e)).

(v)	Senior Secured Second Priority Notes, due 2012:

On April 30, 2002, Cable issued U.S. $350.0 million 7.875% Senior Secured Second Priority Notes due on May 1, 2012. The notes are redeemable at Cable’s option, in whole or in part, at any time, with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(vi)	Senior Secured Second Priority Notes, due 2013:

On June 19, 2003, Cable issued U.S. $350.0 million 6.25% Senior Secured Second Priority Notes due June 15, 2013. The notes are redeemable at Cable’s option, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

(vii)	Senior Secured Second Priority Debentures, due 2014:

Cable’s $300.0 million Senior Secured Second Priority Debentures mature on January 15, 2014. The debentures are redeemable at Cable’s option, in whole or in part, at any time on or after January 15, 2004, at 104.825% of the principal amount, declining ratably to 100% of the principal amount on or after January 15, 2008, plus, in each case, interest accrued to the redemption date.

(viii)	Senior Secured Second Priority Debentures, due 2032:

On April 30, 2002, Cable issued U.S. $200.0 million 8.75% Senior Secured Second Priority Debentures due on May 1, 2032. The debentures are redeemable at Cable’s option, in whole or in part, at any time, with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

Each of Cable’s senior secured notes and debentures described above is secured by the pledge of a senior bond which is secured by the same security as the security for the bank credit facility described in note 10(c)(i) and rank equally in regard to the proceeds of any enforcement of security with the Tranche B Credit Facility.

(ix)	Senior Subordinated Guaranteed Debentures, due 2015:

Cable’s U.S. $113.7 million Senior Subordinated Guaranteed Debentures mature on December 1, 2015. During 2002, Cable repurchased U.S. $11.3 million principal amount of these debentures (note 10(e)). The subordinated debentures are redeemable at Cable’s option, in whole or in part, at any time on or after December 1, 2005, at 105.5% of the principal amount, declining ratably to 100% of the principal amount on or after December 1, 2009, plus, in each case, interest accrued to the redemption date. The subordinated debentures are subordinated in right of payment to all existing and future senior indebtedness of Cable (including the New Bank Credit Facility and the senior secured notes and debentures) and are not secured by the pledge of a senior bond.

Interest is paid semi-annually on all of Cable’s notes and debentures.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

(d)	Media:

Bank credit facility:

At December 31, 2003, Media had $63.5 million (2002 - nil) outstanding under its $500.0 million revolving bank credit facility with a consortium of Canadian financial institutions. Borrowings under this facility are available to Media and two wholly owned subsidiaries, Rogers Broadcasting Limited and Rogers Publishing Limited (collectively, the “Borrowers”) for general corporate purposes. Media’s bank credit facility is available on a fully revolving basis until maturity on September 30, 2006 and there are no scheduled reductions prior to maturity.

The interest rates charged on this credit facility range from the bank prime rate or U.S. base rate plus 0.25% to 2.50% per annum and the bankers’ acceptance rate or LIBOR plus 1.25% to 3.50% per annum. The bank credit facility requires, among other things, that Media satisfy certain financial covenants, including the maintenance of certain financial ratios.

The bank credit facility is secured by floating charge debentures over most of the assets of the Borrowers, subject to certain exceptions. The Borrowers have cross-guaranteed their present and future liabilities and obligations under the credit facility.

(e)	Debt repayment:

(i)	During 2003, the Company redeemed an aggregate U.S. $334.8 million and Cdn. $165.0 million principal amount of Senior Notes and Debentures. The Company paid a prepayment premium of $19.3 million, and wrote off deferred financing costs of $5.5 million, resulting in a loss on the repayment of debt of $24.8 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

(ii)	During 2002, an aggregate U.S. $796.1 million notional amount of cross-currency and interest rate exchange agreements were terminated either by unwinding or maturity, resulting in aggregate net cash proceeds of $225.2 million. A portion of these proceeds was used to repay or redeem a total of U.S. $326.1 million principal amount of Senior Notes and Debentures. The Company paid a prepayment premium of $21.8 million, recorded a gain on the unwinding of cross-currency and interest rate exchange agreements of $4.2 million, recorded a gain on the repurchase of debt of $30.7 million and wrote off deferred financing costs of $3.0 million, resulting in a net gain on the repayment of debt of $10.1 million. In addition, the Company has deferred a gain of $22.5 million related to the unwinding of cross-currency exchange agreements, which is being amortized to interest expense over the remaining life of the related debt. Amortization in 2003 was $2.6 million (2002 - $0.7 million).

(f)	Interest exchange agreements:

(i)	At December 31, 2003, total U.S. dollar-denominated long-term debt amounted to U.S. $2,868.3 million (2002 - U.S. $2,845.9 million). The Company has entered into several cross-currency interest rate exchange agreements and forward foreign exchange contracts in order to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At December 31, 2003, U.S. $1,943.4 million (2002 - U.S. $1,768.4 million) or 67.8%
(2002 - 62.1%) is hedged through cross-currency interest rate exchange agreements at an average exchange rate of Cdn. $1.4647 (2002 - $1.4766) to U.S. $1.00.

(ii)	The cross-currency interest rate exchange agreements have the effect of: converting the interest rate on U.S. $1,558.4 million (2002 - U.S. $1,383.4 million) of long-term debt from an average U.S. dollar fixed interest rate of 8.82% (2002 - 9.15%) per annum to an average Canadian dollar fixed interest rate of 9.70% (2002 - 9.94%) per annum on $2,346.0 million (2002 - $2,110.7 million); and converting the interest rate on U.S. $385.0 million of long-term debt from an average U.S. dollar fixed interest rate of 9.38% per annum to an average Canadian dollar floating interest rate equal to the bankers’ acceptance rate plus 2.35% per annum, which totalled 5.11% (2002 - 5.22%) on $500.5 million at December 31, 2003. The Company assumed an interest rate exchange agreement upon completion of an acquisition during 2001. This interest rate exchange agreement has the effect of converting $30.0 million of floating rate obligations of the Company to a fixed interest rate of 7.72% per annum. The total long-term debt at fixed interest rates at December 31, 2003 was $4,560.6 million (2002 - $5,024.2 million) or 86.0% (2002 - 88.3%) of total long-term debt.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

10.	Long-term debt (continued):

The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2003, including the effect of the interest exchange agreements and cross-currency interest rate exchange agreements, was 8.48% (2002 - 8.74%).

The obligations under U.S. $1,943.4 million (2002 - $1,768.4 million) of the cross-currency interest rate exchange agreements are secured by substantially all of the assets of the respective subsidiary companies to which they relate and generally rank equally with the other secured indebtedness of such subsidiary companies.

(g)	Principal repayments:

As at December 31, 2003, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2004	$11,498
2005	651,140
2006	323,125
2007	936,190
2008	568,608

2,490,561
Thereafter	2,479,671

4,970,232
Effect of cross-currency interest rate exchange agreements	334,784

$5,305,016

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the companies governed by these agreements. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the respective companies. At December 31, 2003, the Company is in compliance with all terms of the long-term debt agreements.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity:

	2003	2002

Capital stock:
Preferred shares:
Held by subsidiary companies:
60,000 Series XXVII (2002 - 60,000)	$60,000	$60,000
818,300 Series XXX (2002 - 818,300)	10,000	10,000
300,000 Series XXXI (2002 - 300,000)	300,000	300,000

	370,000	370,000
Held by members of the Company’s share purchase plans:
104,488 Series E convertible preferred shares (2002 - 135,836)	1,787	2,327

	371,787	372,327

Common shares:
56,235,394 Class A Voting shares (2002 - 56,240,494)	72,313	72,320
177,241,646 Class B Non-Voting shares (2002 - 158,784,358)	287,978	257,989

	360,291	330,309

	732,078	702,636

Deduct:
Amounts receivable from employees under certain share purchase plans	1,186	6,274
Preferred shares of the Company held by subsidiary companies	370,000	370,000

	371,186	376,274

Total capital stock	360,892	326,362

Convertible Preferred Securities (note 11(b)(i))	576,000	576,000
Contributed surplus	1,169,924	917,262
Deficit	(339,436)	(415,589)

	1,406,488	1,077,673

	$1,767,380	$1,404,035

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

(a)	Capital stock:

(i)	Preferred shares:

Rights and conditions:

There are 400 million authorized Preferred Shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series.

The Series XXVII Preferred Shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to cumulative dividends at a rate equal to the bank prime rate plus 1-3/4% per annum.

The Series XXX Preferred Shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to non-cumulative dividends at a rate of 9-1/2% per annum.

The Series XXXI Preferred Shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to cumulative dividends at a rate of 9-5/8% per annum.

The Series E Convertible Preferred Shares are non-voting and are redeemable and retractable under certain conditions. All of these shares are convertible at the option of the holder up to the mandatory date of redemption into Class B Non-Voting shares of the Company at a conversion rate equal to one Class B Non-Voting share for each convertible preferred share to be converted. These shares are entitled to receive, ratably with holders of the Class B Non-Voting shares, cash dividends per share in an amount equal to the cash dividends declared and paid per share on Class B Non-Voting shares.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

(ii)	Common shares:

Rights and conditions:

There are 200 million authorized Class A Voting shares without par value. Each Class A Voting share is entitled to 25 votes per share. The Class A Voting shares may receive a dividend at an semi-annual rate of up to $0.05 per share only after the Class B Non-Voting shares have been paid a dividend at an annual rate of $0.05 per share. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

There are 1.4 billion authorized Class B Non-Voting shares with a par value of $1.62478 per share. The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.05 per share for each class.

(iii)	During 2003, the Company completed the following capital stock transactions:

(a)	2,700,000 Class B Non-Voting shares with a value of $35.2 million were issued as consideration for the acquisition of 3,000,000 Subordinated Voting shares of Cogeco (note 6(b));

(b)	On February 7, 2003, as per the expected conditions of the 2001 acquisition of Cable Atlantic, the Company issued 1,329,007 Class B Non-Voting shares to the vendors. The vendors disputed the Company’s calculation of the requisite number of shares to be issued. In December 2003, the Company and the vendors agreed upon the requisite number of shares to be issued, with the Company issuing an additional 736,395 Class B Non-Voting shares to the vendors;

(c)	11,889 Series E Convertible Preferred Shares with a value of $0.2 million were converted to 11,889 Class B Non-Voting shares and 19,459 Series E Convertible Preferred shares were cancelled;

(d)	952,250 Class B Non-Voting shares were issued to employees upon the exercise of options for cash of $8.6 million;

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

(e)	On June 12, 2003, 12,722,647 Class B Non-Voting shares were issued to a syndicate of Canadian underwriters for net cash proceeds of approximately $239.0 million; and

(f)	5,100 Class A Voting shares were converted to 5,100 Class B Non-Voting shares.

As a result of the above transactions, $252.7 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus.

(iv)	During 2002, the Company completed the following capital stock transactions:

(a)	4,500 Series XXIII Preferred Shares were redeemed from a subsidiary company for $4.5 million and cancelled;

(b)	300,000 Series XXXII Preferred Shares were redeemed from a subsidiary company for $300.0 million and cancelled;

(c)	1,042,049 Series XXXIII Preferred Shares were issued to a subsidiary company as consideration of the repayment of debt owing by RCI to the subsidiary. These shares were subsequently redeemed for $1,042.0 million and cancelled;

(d)	120,984 Series B and 17,525 Series E Convertible Preferred Shares with a value of $1.8 million were converted to 138,509 Class B Non-Voting shares. 4,631 Series B Convertible Preferred Shares with a value of $0.1 million reached the date of mandatory redemption and were redeemed for cash;

(e)	449,045 Class B Non-Voting shares were issued to employees upon the exercise of options for cash of $4.1 million;

(f)	4,305,830 Class B Non-Voting shares with a value of $104.8 million were issued as consideration for the acquisition of 4,925,300 Class B Restricted Voting shares of Wireless;

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

(g)	The 5,333,333 warrants issued in 1999 expired in 2002. The carrying value of these warrants, being $24.0 million, was transferred to contributed surplus; and

(h)	339,100 Class B Non-Voting shares were issued to employees pursuant to the employee share purchase plan for cash of $4.8 million.

As a result of the above transactions, $130.6 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus.

(v)	The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.

The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.

(b)	Equity instruments:

(i)	Convertible Preferred Securities and Warrants:

Convertible Preferred Securities were issued in 1999 with a face value of $600.0 million to a subsidiary of Microsoft Corporation (“Microsoft”). These Convertible Preferred Securities bear interest at 5 1/2% per annum, payable quarterly in cash, Class B Non-Voting shares or additional Convertible Preferred Securities, at the Company’s option. The Convertible Preferred Securities are convertible, in whole or in part, at any time, at Microsoft’s option, into 28.5714 Class B Non-Voting shares per $1,000 aggregate principal amount of Convertible Preferred Securities, representing a conversion price of $35 per Class B Non-Voting share. The Convertible Preferred Securities mature on August 11, 2009, and are callable by the Company on or after August 11, 2004, subject to certain conditions. The Company has the option of repaying the Convertible Preferred Securities in cash or Class B Non-Voting shares.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

As part of the transaction to issue the Convertible Preferred Securities, the Company issued 5,333,333 warrants to Microsoft, each exercisable into one Class B Non-Voting share. These warrants expired on August 11, 2002.

The Company received cash proceeds of $600.0 million for the issue of the Convertible Preferred Securities and warrants, which were allocated to Convertible Preferred Securities, including the conversion feature, in the amount of $576.0 million and the warrants in the amount of $24.0 million. Upon expiration of the warrants in 2002, $24.0 million was transferred to contributed surplus. Interest on the Convertible Preferred Securities is recorded for accounting purposes as a charge to the consolidated statements of deficit, similar to a dividend.

(ii)	Preferred Securities:

On August 10, 2000, the Company issued $1,154.4 million principal amount of Preferred Securities due June 30, 2003, with an interest rate of 7.27% per annum, compounded quarterly. The Preferred Securities could have been settled, in whole or in part, at the Company’s option, with Class B Non-Voting shares, the number of which was based on the daily average trading prices of the Class B Non-Voting shares. Interest of approximately $216.9 million to June 30, 2003 was prepaid, with the Company receiving net proceeds of $937.5 million, which, less fees and expenses of $12.2 million, resulted in $925.3 million of net proceeds. Contemporaneously, the Company entered into an interest exchange agreement, effectively converting the fixed interest rate to a floating interest rate at bankers’ acceptance rate plus 1.25%. The Company could have settled its obligation under this interest exchange agreement, at its option, in cash or Class B Non-Voting shares of the Company.

On October 8, 2002, the Company settled its obligation under the Preferred Securities using cash (note 6(c)).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

(iii)	Collateralized Equity Securities:

On October 23, 2001, the Company entered into certain equity derivative contracts that served to monetize an additional portion of the accreted floor price of its AT&T Canada Deposit Receipts, after taking into account the monetization through the Preferred Securities issued in August 2000. The Company received proceeds of $248.9 million, which, less fees and expenses, resulted in net proceeds of $245.6 million. The settlement terms of these contracts enabled the Company to settle or net-settle in Class B Non-Voting shares, the number of which was based on the trading value of the Class B Non-Voting shares, or physically settle or net cash settle these contracts, in whole or in part, or in any combination thereof, at the Company’s option.

On October 8, 2002, the Company paid its obligation under the Collateralized Equity Securities in cash (note 6(c)).

(c)	Distributions and accretions on Preferred Securities and Collateralized Equity Securities:

The distribution on Convertible Preferred Securities are recorded net of future income taxes of $3.2 million (2002 - $12.7 million). In 2002, the accretion on Preferred Securities were recorded net of future income taxes of $9.7 million. In addition, in 2002, the accretion on the Collateralized Equity Securities and Preferred Securities included issue costs of $3.2 million and $12.2 million, respectively, which previously were recorded as a reduction of the carrying value of these securities (notes 6(c)) and 11(b)(ii) and (iii)).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

(d)	Stock option and share purchase plans:

(i)	Stock option plans:

Details of the RCI stock option plan are as follows:

The Company’s stock option plan provides senior employee participants an incentive to acquire an equity ownership interest in the Company over a period of time and, as a result, reinforces executives’ attention on the long-term interest of the Company and its shareholders. Under the plan, options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by the Company’s Management Compensation Committee. There are 11.0 million options authorized under the 2000 plan, 12.5 million options authorized under the 1996 plan, and 4.75 million options authorized under the 1994 plan. The term of each option is 10 years; the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares, as quoted on The Toronto Stock Exchange on the grant date.

	2003		2002

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Outstanding, beginning of year	16,226,896	$18.82	17,463,270	$18.86
Granted	4,197,800	18.70	228,216	21.50
Exercised	(952,250)	8.99	(449,045)	9.10
Forfeited	(491,413)	27.89	(1,015,545)	24.44

Outstanding, end of year	18,981,033	19.06	16,226,896	18.82

Exercisable, end of year	12,171,834	$17.85	11,349,805	$15.76

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

At December 31, 2003, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$5.78 - $8.52	4,266,400	3.5	$6.72	4,266,400	$6.72
$9.46 - $13.17	2,283,550	5.2	12.22	1,826,050	11.98
$16.75 - $23.77	8,089,632	8.1	21.31	2,902,767	23.02
$25.44 - $38.16	4,341,451	6.9	30.58	3,176,617	31.44

	18,981,033	6.4	19.06	12,171,834	17.85

Details of Wireless’ stock option plan are as follows:

Wireless’ stock option plan provides senior employee participants an incentive to acquire an equity ownership interest in Wireless over a period of time and, as a result, reinforce executives’ attention on the long-term interest of Wireless and its shareholders. Under the plan, options to purchase Class B Restricted Voting shares of Wireless may be granted to employees, directors and officers of Wireless by the Board of Directors or by Wireless’ Management Compensation Committee. There are 4,750,000 options authorized under the 2000 plan. The term of each option is 10 years; the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Restricted Voting shares of Wireless, as quoted on The Toronto Stock Exchange on the grant date.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

	2003		2002

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of year	3,471,017	$25.04	3,641,613	$25.57
Granted	1,111,200	20.47	269,800	16.56
Exercised	(158,495)	18.18	(19,759)	17.62
Forfeited	(196,625)	22.39	(420,637)	24.50

Options outstanding, end of year	4,227,097	24.22	3,471,017	25.04

Exercisable, end of year	2,291,372	$27.36	1,869,442	$26.72

At December 31, 2003, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$11.82 - $16.88	1,158,272	7.6	$16.33	436,022	$16.02
$18.15 - $22.06	1,891,825	7.5	21.12	1,117,450	21.14
$25.96 - $32.75	588,200	7.8	27.00	149,100	30.07
$37.74 - $51.53	588,800	6.3	46.87	588,800	46.87

	4,227,097	7.4	24.22	2,291,372	27.36

                              There was no compensation expense related to stock options for 2003 or 2002.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

Stock-based compensation:

For stock options granted to employees on or after January 1, 2002, had the Company determined compensation expense based on the “fair value” method at the grant date of such stock option awards, consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income for the year and earnings per share would have been reported as the pro forma amounts indicated below. The fair value of the options is amortized on a straight-line basis over the vesting period.

	2003	2002

Net income for the year, as reported	$129,193	$312,032
Stock-based compensation expense - RCI	(5,323)	(441)
Stock-based compensation expense - Wireless	(1,073)	(185)

Pro forma net income for the year	$122,797	$311,406

Earnings (loss) per share:
Reported earnings for the year	$0.35	$1.05
Effect of stock-based compensation expense	(0.03)	—

Pro forma basic earnings per share	$0.32	$1.05

Diluted earnings per share, as reported	$0.34	$0.83
Pro forma diluted earnings per share	0.31	0.83

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

The weighted average estimated fair value at the date of the grant for RCI options granted during 2003 was $10.78 (2002 - $10.39) per share. The weighted average fair value at the date of grant for Wireless options granted for 2003 was $12.20 (2002 - $8.35) per share. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002

RCI’s risk-free interest rate	4.42%	4.86%
Wireless’ risk-free interest rate	4.50%	4.81%
RCI’s dividend yield	0.21%	—
Wireless’ dividend yield	—	—
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	50.20%	48.82%
Volatility factor of the future expected market price of Wireless’ Class B Restricted Voting shares	55.17%	51.95%
Weighted average expected life of the RCI options	6.6 years	5 years
Weighted average expected life of the Wireless options	5.3 years	5 years

(ii)	Employee share purchase plan:

The employee share purchase plan was provided to enable employees of the Company an opportunity to obtain an equity interest in the Company by permitting them to acquire Class B Non-Voting shares. A total of 1,180,000 Class B Non-Voting shares were set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

11.	Shareholders’ equity (continued):

Under the terms of the employee share purchase plan, participating employees of the Company may have received a bonus at the end of the term of the plan. The bonus is calculated as the difference between the share price at the date the employee received the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.

During 2003, no Class B Non-Voting shares (2002 - 339,100) were issued under the Company’s employee share purchase plan (cash in 2002 of $4.8 million). Compensation expense recorded for the Company’s employee share purchase plan for 2003 was $0.6 million (2002 - $2.2 million).

In addition, employees of Wireless may participate in Wireless’ employees share purchase plan. During 2003, no Wireless Class B Restricted Voting shares (2002 - 135,325) were issued under the Wireless employee share purchase plan (cash in 2002 of $1.9 million). Compensation expense recorded in Wireless for 2003 was $0.3 million (2002 - $1.0 million).

12.	Other expense (recovery):

2002

Workforce reduction costs (a)	$5,850
Wireless - change in estimate of sales tax liability (b)	(19,157)
Wireless - CRTC contribution liabilities (c)	6,826

$(6,481)

(a)	Workforce reduction costs:

During 2002, the Company reduced its workforce in Cable by 187 employees in the technical service, network operations and engineering departments. The Company incurred $5.9 million in costs, primarily related to severance and other employee termination benefits of this amount, $1.9 million was paid in fiscal 2002, with the balance of $4.0 million being paid in fiscal 2003.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

12.	Other expense (recovery) (continued):

(b)	Wireless - change in estimate of sales tax liability:

During 2002, Wireless received clarification of a provincial sales tax liability for a matter common to the wireless industry. As a result, Wireless revised its estimate with respect to this liability and released a provision of $19.2 million associated with this matter, which had been established in previous years.

(c)	Wireless - CRTC contribution liabilities:

During 2002, Wireless received clarification of the calculation of the total amount of contribution payable under the CRTC contribution subsidy decision. As a result, an additional expense of $6.8 million was recorded.

13.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2003	2002

Future income tax assets:
Non-capital income tax loss carryforwards	$608,691	$628,565
Deductions relating to long-term debt and other transactions denominated in foreign currencies	50,391	92,599
Investments	103,769	79,544
Other deductible differences	38,655	35,687

Total future income tax assets	801,506	836,395
Less valuation allowance	606,015	544,500

	195,491	291,895

Future income tax liabilities:
Property, plant and equipment and inventory	(121,351)	(237,422)
Goodwill	(48,276)	(34,343)
Other taxable differences	(25,864)	(47,846)

Total future income tax liabilities	(195,491)	(319,611)

Net future income tax liability	$—	$(27,716)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

13.	Income taxes (continued):

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

Total income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2003	2002

Statutory income tax rate	36.6%	38.6%

Income tax expense on income before income taxes and non-controlling interest	$60,302	$75,683
Increase (decrease) in income taxes resulting from:
Change in the valuation allowance for future income tax assets	46,267	(13,630)
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	(70,502)	(13,243)
Non-taxable portion of capital gains	(9,610)	(398)
Non-taxable exchange gains on debts and other items	(46,954)	(21,626)
Recovery of prior years’ income taxes	(9,206)	—
Non-deductible portion of losses from investments accounted for by the equity method	10,514	19,419
Other non-taxable amounts	(14,549)	(17,230)
Non-taxable portion of gain on disposition of AT&T Canada Deposit Receipts	—	(174,542)
Non-deductible portion of write-down of investments	—	58,089
Large Corporations Tax	10,881	12,748

Income tax reduction	$(22,857)	$(74,730)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

13.	Income taxes (continued):

As at December 31, 2003, the Company has the following non-capital income tax losses available to reduce future years income for income tax purposes:

Income tax losses expiring in the year ending December 31:

2004	$298,225
2005	166,962
2006	54,311
2007	335,128
2008	585,299
2009	146,871
2010	64,957

$1,651,753

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

14.	Earnings per share:

The following table sets forth the calculation of basic and diluted earnings per share:

	2003	2002

Numerator:
Net income for the year	$129,193	$312,032
Distribution on Convertible Preferred Securities, net of income taxes (note 11(c))	(29,791)	(20,262)
Accretion of Preferred Securities, net of income taxes (note 11(c))	—	(27,592)
Accretion of Collateralized Equity Securities (note 11(c))	—	(19,745)
Dividends accreted on Convertible Preferred Securities, net of income taxes	(20,033)	(19,177)
Dividends on Series E Preferred shares (note 11(c))	(11)	—

Basic income for the year	79,358	225,256
Effect of dilutive securities:
Preferred Securities, net of income taxes	—	29,822
Dividends on Series E Preferred shares (note 11(c))	11	—

Diluted income for the year	$79,369	$255,078

Denominator (in thousands):
Weighted average number of shares outstanding - basic	225,918	213,570
Effect of dilutive securities:
Employee stock options	3,565	3,614
Series E Preferred shares (note 11(c))	126	136
Cable Atlantic (note 11(a)(iii)(b))	825	1,329
Preferred Securities	—	88,870

Weighted average number of shares outstanding - diluted	230,434	307,519

Earnings per share:
Basic	$0.35	$1.05
Diluted	0.34	0.83

For 2003 and 2002, the effect of potentially dilutive securities, including the Convertible Debentures and the Convertible Preferred Securities, were excluded from the computation of diluted earnings per share as their effect is anti-dilutive. In addition, options totalling approximately 12.4 million (2002 - 9.3 million) that are anti-dilutive were excluded from the calculation.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

15.	Pensions:

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension post-retirement benefits.

Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2001.

The Company also provides supplemental unfunded pension benefits to certain executives. As at December 31, 2003, the accrued benefit obligation relating to these supplemental plans amounted to approximately $11.8 million and related expense for 2003 was $3.1 million.

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits calculated at September 30 for the year ended December 31 are as follows:

	2003	2002

Plan assets, at fair value	$336,138	$307,231
Accrued benefit obligations	368,184	336,267

Deficiency of plan assets over accrued benefit obligations	(32,046)	(29,036)
Employer contributions after measurement date	11,000	—
Unrecognized transitional obligation	(57,983)	(67,880)
Unamortized past service	5,803	6,632
Unamortized net actuarial loss	90,682	107,382

Deferred pension asset	$17,456	$17,098

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

15.	Pensions (continued):

Pension fund assets consist primarily of fixed income and equity securities, valued at market value. The following information is provided on pension fund assets:

	2003	2002

Plan assets, beginning of year	$307,231	$331,834
Actual return (loss) on plan assets	36,332	(21,326)
Contributions by employees	13,248	13,426
Benefits paid	(20,673)	(16,703)

Plan assets, end of year	$336,138	$307,231

Accrued benefit obligations are outlined below:

	2003	2002

Accrued benefit obligations, beginning of year	$336,267	$308,492
Service cost	11,314	12,649
Interest cost	23,826	22,835
Benefits paid	(20,673)	(16,703)
Employee contributions	13,248	13,426
Actuarial loss (gains)	4,202	(4,432)

Accrued benefit obligations, end of year	$368,184	$336,267

Net plan expense is outlined below:

	2003	2002

Plan cost:
Service cost	$11,314	$12,649
Interest cost on accrued benefit obligations	23,826	22,835
Expected return on plan assets	(22,107)	(27,241)
Amortization of transitional asset	(9,046)	(8,950)
Amortization of net actuarial loss	7,452	2,808

Net plan expense	$11,439	$2,101

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

15.	Pensions (continued):

Actuarial assumptions:

	2003	2002

Weighted average discount rate for accrued benefit obligations	6.25%	7.00%
Weighted average rate of compensation increase	4.00%	5.00%
Weighted average expected long-term rate of return on plan assets	7.25%	8.25%

Allocation of plan assets:

	Percentage of
	plan assets,	Target asset
	December 31,	allocation
Asset category	2003	percentage

Equity securities	59.8%	50% - 65%
Debt securities	38.8%	35% - 50%
Other (cash)	1.4%	0% - 1.0%

	100.0%

The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company. The Pension Committee reviews actuarial assumptions on an annual basis. The assumptions established including the expected long-term rate of return are based on existing performance and trends and expected results.

Contributions:

	Employer	Employee	Total

Actual contributions during 2002	$—	$13,426	$13,426
Actual contributions during 2003	11,000	13,248	24,248
Expected contributions during 2004	9,680	13,500	23,180

Employee contributions for 2004 are assumed to be at levels similar to 2002 and 2003 on the assumption staffing levels in the Company will remain the same on a year-over-year basis.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

16.	Segmented information:

(a)	Operating segments:

The Company provides wireless services, cable services and, through Media, radio and television broadcasting and the publication of magazines and periodicals. All of these operating segments are substantially in Canada. Information by operating segment for the years ended December 31, 2003 and 2002 are as follows:

				Corporate
				items and	Consolidated
2003	Wireless	Cable	Media	eliminations	total

Operating revenue	$2,282,203	$1,769,220	$854,992	$(59,052)	$4,847,363
Cost of sales	244,479	129,938	131,534	—	505,951
Sales and marketing expenses	522,716	206,843	175,715	—	905,274
Operating, general and administrative expenses	787,436	768,965	441,019	(10,178)	1,987,242

Operating income (loss) before the following	727,572	663,474	106,724	(48,874)	1,448,896
Management fees	11,336	35,385	12,551	(59,272)	—
Depreciation and amortization	518,599	482,050	36,311	3,303	1,040,263

Operating income	197,637	146,039	57,862	7,095	408,633
Interest on long-term debt	(193,506)	(237,803)	(8,296)	(49,260)	(488,865)
Intercompany:
Interest expense	—	(2,867)	(46,380)	49,247	—
Dividends	—	4,488	43,325	(47,813)	—
Gain on sale of other investments	305	—	1,107	16,490	17,902
Loss on repayment of long-term debt	—	(5,945)	—	(18,894)	(24,839)
Gain (loss) from investments accounted for by the equity method	—	—	964	(54,997)	(54,033)
Foreign exchange gain (loss)	135,242	49,302	(852)	120,015	303,707
Investment and other income (expense)	556	(516)	(464)	2,680	2,256
Income tax reduction (expense)	(2,393)	(7,541)	703	32,088	22,857
Non-controlling interest	—	—	—	(58,425)	(58,425)

Net income (loss) for the year	$137,841	$(54,843)	$47,969	$(1,774)	$129,193

PP&E expenditures	$411,933	$509,562	$41,266	$981	$963,742

Goodwill acquired	$—	$—	$—	$—	$—

Goodwill	$378,719	$926,445	$586,472	$—	$1,891,636

Identifiable assets	$3,107,343	$3,720,087	$1,467,149	$170,916	$8,465,495

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

16.	Segmented information (continued):

				Corporate
				items and	Consolidated
2002	Wireless	Cable	Media	eliminations	total

Operating revenue	$1,965,927	$1,596,401	$810,805	$(50,088)	$4,323,045
Cost of sales	209,948	121,335	127,555	—	458,838
Sales and marketing expenses	462,784	193,644	176,610	—	833,038
Operating, general and administrative expenses	765,508	717,942	419,005	(12,900)	1,889,555

Operating income (loss) before the following	527,687	563,480	87,635	(37,188)	1,141,614
Management fees	11,006	31,745	10,773	(53,524)	—
Other expense (recovery)	(12,331)	5,850	—	—	(6,481)
Depreciation and amortization	457,133	484,225	33,291	6,809	981,458

Operating income	71,879	41,660	43,571	9,527	166,637
Interest on long-term debt	(195,150)	(208,645)	(13,477)	(74,007)	(491,279)
Intercompany:
Interest expense	—	(4,687)	(54,854)	59,541	—
Dividends	—	5,447	63,534	(68,981)	—
Gain on disposition of AT&T Canada Deposit Receipts	—	—	—	904,262	904,262
Loss on sale of other investments	—	—	—	(565)	(565)
Write-down of investments		(11,136)	—	(289,848)	(300,984)
Loss from investments accounted for by the equity method	—	—	(2,481)	(98,136)	(100,617)
Gain (loss) on repayment of long-term debt	30,997	(20,880)	—	—	10,117
Foreign exchange gain (loss)	6,410	(3,090)	107	2,784	6,211
Investment and other income (expense)	417	(3,886)	208	5,550	2,289
Income tax reduction (expense)	(5,258)	146,387	(840)	(65,559)	74,730
Non-controlling interest	—	—	—	41,231	41,231

Net income (loss) for the year	$(90,705)	$(58,830)	$35,768	$425,799	$312,032

PP&E expenditures	$564,552	$650,871	$42,692	$3,868	$1,261,983

Goodwill acquired	$92,157	$—	$94,914	$—	$187,071

Goodwill	$379,143	$926,445	$586,472	$—	$1,892,060

Identifiable assets	$3,185,004	$3,806,778	$1,453,579	$79,142	$8,524,503

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

16.	Segmented information (continued):

(b)	Product revenue:

Revenue from external customers is comprised of the following:

	2003	2002

Wireless:
Postpaid (voice and data)	$1,920,993	$1,632,874
Prepaid	91,255	91,151
One-way messaging	27,565	35,238
Equipment sales	242,390	206,664

	2,282,203	1,965,927

Cable:
Cable	1,167,496	1,095,736
Internet	322,290	242,635
Video store operations	282,635	262,995
Corporate elimination	(3,201)	(4,965)

	1,769,220	1,596,401

Media:
Advertising	456,357	422,627
Circulation and subscriber	127,258	121,094
Retail	210,547	202,219
Other	60,830	64,865

	854,992	810,805
Corporate eliminations	(59,052)	(50,088)

	$4,847,363	$4,323,045

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

17.	Related party transactions:

The Company entered into the following related party transactions:

(a)	The Company has entered into certain transactions in the normal course of business with AT&T Wireless Services Inc. (“AWE”), a shareholder of a subsidiary company, and with certain broadcasters in which the Company has an equity interest as follows:

	2003	2002

Roaming revenue billed to AWE	$13,030	$13,910
Roaming expenses paid to AWE	(13,628)	(18,028)
Fees paid to AWE for over air activation	(292)	(680)
Programming rights acquired from the Blue Jays	(12,028)	(12,377)
Access fees paid to broadcasters accounted for by the equity method	(18,967)	(16,949)

	$(31,885)	$(34,124)

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

(b)	The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. During 2003, total amounts paid by the Company to these related parties for legal services, commissions paid on premiums for insurance coverage and other services aggregated $6.1 million (2002 - $7.0 million) and for interest charges, of $15.1 million (2002 - $8.5 million) and for underwriting fees related to financing transactions and telecommunications and programming services amounted to $59.2 million (2002 - $60.4 million).

(c)	As part of the arrangement with Blue Jays Holdco and RTL, Blue Jays Holdco is to pay dividends at a rate of 9.167% per annum on the Class A Preferred Shares that RTL holds of Blue Jays Holdco. During 2003 and 2002, the Company satisfied the dividend by transferring income tax loss carryforwards to RTL (note 6(a)).

(d)	The Company also received $0.2 million (2002 - $0.1 million) from RTL for rent and office services.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

18.	Financial instruments:

(a)	Fair values:

The Company has determined the fair values of its financial instruments as follows:

(i)	The carrying amounts in the consolidated balance sheets of cash and cash equivalents, accounts receivable, amounts receivable from employees under share purchase plans, mortgages and loans receivable, bank advances arising from outstanding cheques, and accounts payable and accrued liabilities approximate fair values because of the short-term nature of these instruments.

(ii)	Investments:

The fair values of investments, which are publicly traded, are determined by the quoted market values for each of the investments (note 6). Management believes that the fair values of other investments are not significantly different from their carrying amounts.

(iii)	Long-term debt:

The fair values of each of the Company’s long-term debt instruments are based on the period-end trading values.

(iv)	Interest exchange agreements:

The fair values of the Company’s interest exchange agreements and cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

18.	Financial instruments (continued):

The estimated fair values of the Company’s long-term debt and related interest exchange agreements as at December 31, 2003 and 2002 are as follows:

	2003		2002

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability (asset):
Long-term debt	$4,970,232	$5,382,622	$5,869,701	$5,617,465
Cross-currency interest rate exchange agreements	334,784	388,192	(182,230)	(350,502)

	$5,305,016	$5,770,814	$5,687,471	$5,266,963

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b)	Other disclosures:

(i)	The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA.

(ii)	The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties.

(iii)	The Company does not have any significant concentrations of credit risk related to any financial asset.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

19.	Commitments:

(a)	In the ordinary course of business and in addition to the amounts recorded on the consolidated balance sheets and disclosed elsewhere in the notes, the Company has entered into agreements to acquire broadcasting rights to programs and films over the next two years at a total cost of approximately $75.3 million.

(b)	The Company has a 33.33% interest in each of Tech TV Canada, Biography Channel Canada and MSNBC Canada, all of which are equity-accounted investments. The Company has committed to fund its share of the losses and PP&E expenditures, in these new channels, to a maximum of $8.8 million, through equity financing and shareholder loans. As at December 31, 2003, the Company has funded a total of $5.6 million.

(c)	Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund. The Company estimates that its total contribution for 2004 will amount to approximately $30.0 million.

(d)	The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts at December 31, 2003 are as follows:

Year ending December 31:
2004	$114,824
2005	102,984
2006	88,890
2007	70,972
2008	56,527
2009 and thereafter	85,633

$519,830

Rent expense for 2003 amounted to $113.7 million (2002 - $118.0 million).

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

20.	Guarantees:

The Company has made certain warranties and indemnities to the purchasers with respect to the sale of shares of Bowdens Media Monitoring Limited and Rogers American Cablesystems Inc. These warranties and indemnifications expire in 2005 and are limited in both cases to the total purchase price paid being $40.3 million and $29.4 million, respectively. To date, there have been no claims under the warranties and indemnities and the Company does not anticipate that any will occur.

21.	Contingent liabilities:

(a)	There exist certain claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company requires access to support structures and municipal rights of way in order to deploy facilities. In a 2003 decision, the Supreme Court of Canada determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to the poles of hydroelectric companies could be substantially increased on a prospective basis and, for certain arrangements, on a retroactive basis. The Company, together with other Ontario cable companies, has applied to the Ontario Energy Board to request that it assert jurisdiction over the fees paid by such companies to hydroelectric distributors. The amount of this contingency is presently not determinable.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

22.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the net income in each year would be adjusted as follows:

	2003	2002

Net income for the year based on Canadian GAAP	$129,193	$312,032
Gain on sale of cable systems (b)	(4,028)	(4,028)
Pre-operating costs (c)	11,150	12,580
Interest on equity instruments (d)	(35,388)	(92,372)
Capitalized interest (e)	5,405	7,837
Financial instruments (h)	(217,514)	125,963
Stock-based compensation (i)	(1,150)	(1,892)
Other	516	9,872
Non-controlling interest	43,173	(42,508)
Income taxes (k)	11,493	22,394

Net income (loss) based on United States GAAP	$(57,150)	$349,878

Basic earnings (loss) per share based on United States GAAP	$(0.25)	$1.64
Diluted earnings (loss) per share based on United States GAAP	(0.25)	1.23

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

22.	Canadian and United States accounting policy differences (continued):

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2003	2002

Shareholders’ equity based on Canadian GAAP	$1,767,380	$1,404,035
Gain on sale and issuance of subsidiary shares to non-controlling interest (a)	46,245	46,245
Gain on sale of cable systems (b)	124,965	128,993
Pre-operating costs (c)	(8,854)	(20,004)
Equity instruments (d)	(586,410)	(584,022)
Capitalized interest (e)	37,986	32,581
Unrealized holding gain on investments (f)	78,596	17,611
Acquisition of Cable Atlantic (g)	34,673	34,673
Financial instruments (h)	(59,593)	157,921
Stock-based compensation (i)	661	1,173
Minimum pension liability (j)	(7,858)	—
Other	(17,701)	(18,217)
Income taxes (k)	(253,567)	(253,567)
Non-controlling interest effect of adjustments	(58,401)	(101,574)

Shareholders’ equity based on United States GAAP	$1,098,122	$845,848

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)	Gain on sale and issuance of subsidiary shares to non-controlling interest:

Under United States GAAP, the carrying value of the Company’s investment in Wireless would be lower than the carrying value under Canadian GAAP as a result of certain differences between Canadian and United States GAAP, as described herein. This results in an increase to the gain on sale and dilution under United States GAAP.

(b)	Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40.3 million before income taxes.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

22.	Canadian and United States accounting policy differences (continued):

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under United States GAAP, the Company included the gain on sale of the cable television systems in income, net of related future income taxes.

As a result of these transactions, amortization expense under United States GAAP was increased in subsequent years.

(c)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

(d)	Equity instruments:

Under Canadian GAAP, the Convertible Preferred Securities are classified as shareholders’ equity and the related interest expense is recorded as a distribution from retained earnings. Under United States GAAP, these securities are classified as long-term debt and the related interest expense is recorded in the consolidated statements of income.

Under Canadian GAAP, the Preferred Securities were classified as shareholders’ equity and until September 2002, the related interest expense was recorded as a distribution from retained earnings. Under U.S. GAAP, the Preferred Securities were classified as long-term debt and the related interest expense was recorded in the consolidated statements of income.

Under Canadian GAAP, the proceeds from the Collateralized Equity Securities were classified as shareholders’ equity. Under United States GAAP, these securities were recorded as long-term debt and recorded at their fair value at December 31, 2001. Adjustments to the fair value at each reporting date are recorded in the consolidated statements of income.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

22.	Canadian and United States accounting policy differences (continued):

(e)	Interest capitalization:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

(f)	Unrealized holding gains and losses on investments:

United States GAAP requires that certain investments in equity securities that have readily determinable fair values be stated in the consolidated balance sheets at their fair values. The unrealized holding gains and losses from these investments, which are considered to be “available-for-sale securities” under United States GAAP, are included as a separate component of shareholders’ equity and comprehensive income, net of related future income taxes.

As at December 31, 2003 and 2002, this amount represents the Company’s accumulated other comprehensive income.

(g)	Acquisition of Cable Atlantic:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition, whereas Canadian GAAP had required such shares be valued based on the market price at the consummation date of the acquisition. Accordingly, the Class B Non-Voting shares issued in respect of the acquisition of Cable Atlantic in 2001 were recorded at $35.4 million more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase to contributed surplus in the amount of $35.4 million.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

22.	Canadian and United States accounting policy differences (continued):

(h)	Financial instruments:

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements and interest exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting the new pronouncement entitled “Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), effective January 1, 2001. As a result, the Company has recorded the net excess of the fair values of the cross-currency interest rate exchange agreements and interest rate exchange agreements over the carrying values of these instruments as at December 31, 2000, being $18.4 million, as a cumulative transition adjustment to net income under United States GAAP. The Company has also recorded a cumulative transition adjustment to write off the net balance of the deferred foreign exchange as at December 31, 2000, being $20.7 million, that arose upon redesignation of certain of the Company’s cross-currency interest rate exchange agreements. Further, the Company has recorded $29.7 million as a cumulative transition adjustment to net income, which represents the excess of the fair value of the long-term debt to which the derivative instruments relate (the “hedged debt”) over its carrying value. Therefore, the net cumulative transition adjustment under SFAS 133 to the loss for the year ended December 31, 2001 under United States GAAP was a charge to the net loss of $32.1 million. The adjustment to long-term debt is being amortized to net income under United States GAAP over the remaining effective life of the related long-term debt.

Therefore, for the years ended December 31, 2003 and 2002, under United States GAAP, the Company has recorded the change in the fair values of the cross-currency interest rate exchange agreements since January 1, 2001 and the amortization of the adjustment to its long-term debt, as discussed above.

(i)	Stock-based compensation:

Under United States GAAP, options issued to non-employees must be measured at the fair value at grant dates and recorded as deferred compensation expense and shareholders’ equity. The fair value must be remeasured at each reporting date until vesting is complete, with corresponding adjustments to the deferred compensation expense. The deferred compensation is recognized as compensation expense over the vesting period of the options. As a result of the Blue Jays not being consolidated with the results of the Company, options which were granted to employees of the Blue Jays in 2001 are treated as if they were granted to non-employees.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

22.	Canadian and United States accounting policy differences (continued):

The Company measures compensation expense relating to employee stock option plans for United States GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP.

(j)	Minimum pension liability:

Under United States GAAP, the Company is required to record an additional minimum pension liability for one of its plans to reflect the excess of the accumulated benefit obligation over the fair value of the plan assets. Other comprehensive income has been charged with $5.0 million, net of income taxes of $2.9 million. No such adjustments are required under Canadian GAAP.

(k)	Income taxes:

Included in the caption “Income taxes” is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP until enacted. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only remeasured for enacted tax rates.

(l)	Capital stock:

United States GAAP requires the disclosure of the liquidation preference of capital stock. All series of Preferred shares of the Company share equally in the distribution of assets upon liquidation, in priority to the Class A Voting and Class B Non-Voting shares.

(m)	Operating income before depreciation and amortization:

United States GAAP requires that depreciation and amortization and other expense (recovery) be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these items. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before these items.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

22.	Canadian and United States accounting policy differences (continued):

(n)	Statements of cash flows:

(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before change in non-cash operating items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)	Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total decrease in cash and cash equivalents in 2003 in the amount of $37.2 million reflected in the consolidated statements of cash flows would be decreased by $10.3 million and financing activities cash flows would be increased by $10.3 million.

(o)	Statement of comprehensive income:

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders.

	2003	2002

Net income (loss) based on United States GAAP	$(57,150)	$349,878
Other comprehensive income, net of income taxes:
Unrealized holding gains arising during the year, net of income taxes	67,727	17,611
Realized gains included in income	(17,902)	(747,231)
Realized losses included in income	—	238,921
Minimum pension liability, net of income taxes	(4,982)	—

Comprehensive loss based on United States GAAP	$(12,307)	$(140,821)

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

22.	Canadian and United States accounting policy differences (continued):

(p)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2003 were $1,072.7 million (2002 – $850.2 million). At December 31, 2003 and 2002, accrued liabilities in respect of PP&E totalled $90.3 million (2002 – $189.9 million), accrued interest payable totalled $83.2 million (2002 – $115.2 million), accrued liabilities related to payroll totalled $123.8 million (2002 – $53.8 million), and CRTC commitments totalled $71.9 million (2002 – $74.0 million).

(q)	Stock-based compensation disclosures:

For options granted to employees, had the Company determined compensation costs based on the fair values at grant dates of the stock options granted by RCI and Wireless consistent with the method prescribed under SFAS 123, the Company’s net income (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

	2003	2002

Net income (loss) in accordance with United States GAAP, as reported	$(57,150)	$349,878
Stock-based compensation expense - RCI	(28,123)	(31,125)
Stock-based compensation expense - Wireless	(6,790)	(8,289)

Pro forma net income (loss)	$(92,063)	$310,464

Basic earnings (loss) per share	$(0.25)	$1.64
Effect of stock-based compensation	(0.16)	(0.19)

Pro forma basic earnings (loss) per share	$(0.41)	1.45

Diluted earnings (loss) per share	$(0.25)	$1.23
Pro forma diluted earnings (loss) per share	(0.41)	1.10

See note 11 for further details of stock-based compensation.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

22.	Canadian and United States accounting policy differences (continued):

(r)	Recent United States accounting pronouncements:

In 2003, the FASB issued and amended Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Its consolidation provisions are applicable for all newly created variable interest entities created after January 31, 2003, and is applicable to existing VIEs as of the beginning of the Company’s year beginning January 1, 2004. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest that will absorb a majority of VIEs expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that VIE. The Company expects this to result in its consolidating Blue Jays Holdco (note 6(a)), which will affect the reported amount of assets, liabilities, and revenues and expenses. However, as the Company is presently recording 100% of the losses of Blue Jays Holdco, the adoption of this standard will have no impact on net income or earnings per share.

In 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2004 fiscal year. The Company is currently determining the impact of prospectively adopting EITF 00-21.

In 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This statement requires that under specified circumstances, these instruments be reclassified from equity to liabilities on the balance sheet. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company’s year beginning January 1, 2004. The Company did not enter into any financial instruments within the scope of this statement after May 31, 2003, and is presently assessing the impact of this statement on the Company’s consolidated financial statements.

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002

23.	Subsequent events:

(a)	In January 2004, Cable submitted a notice of redemption to redeem $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures, due 2014 at a redemption price of 104.825% of the aggregate principal amount on February 23, 2004.

(b)	In January 2004, Cable announced a multi-year agreement with Yahoo! Inc. (“Yahoo”) to provide co-branded internet services to current and future customers of Cable’s high speed residential internet access services. In return for payment by the Company of a monthly fee, Yahoo will assume operation of Cable’s e-mail service and provide a suite of customized Yahoo content, products and services to Cable’s broadband internet access customers. These content, products and services include the following: a customizable browsing environment; personalized homepage; enhanced e-mail services such as spam control, parental controls, premium pop-up blocking and storage; enhanced instant messaging capabilities; and multi-media services. Depending on the level of internet access service, subscribers will receive some or all of these features as part of a monthly subscription payment. The agreement also contemplates that Cable and Yahoo may collaborate to offer premium products and services to Cable’s subscribers for an additional fee.

78